Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ROCHE HOLDINGS, INC.,

BLUEFIN MERGER SUBSIDIARY, INC.

and

89BIO, INC.

Dated as of September 17, 2025

i

(Continued)

(Continued)

(Continued)

Exhibit List

Exhibit A	Offer Conditions
Exhibit B	Form of CVR Agreement

INDEX OF DEFINED TERMS

Definition	Location
102 Trustee	9.5(a)
2019 Plan	9.5(b)
2023 Inducement Plan	9.5(b)
Acceptance Time	1.1(c)
Acquisition Proposal	6.4(h)(i)
Acquisition Transaction	6.4(h)(ii)
Action	4.9
Adverse Recommendation Change	6.4(c)
Affiliate	9.5(d)
Affordable Care Act	4.11(c)(iv)
Agreement	Preamble
Alternative Acquisition Agreement	6.4(c)
Anti-Corruption Law	4.26(c)
Antitrust Law	6.6(g)
Available Company SEC Document	Article IV
Balance Sheet Date	4.8
Book-Entry Shares	3.3(b)
Burdensome Condition	6.6(e)
Business Day	9.5(e)
Certificate of Merger	2.3
Certificates	3.3(b)
Closing	2.2
Closing Amount	Preamble
Closing Date	2.2
Code	9.5(f)
Company	Preamble
Company Board	Recitals
Company Disclosure Letter	Article IV
Company Employee	9.5(g)
Company Employee Agreement	9.5(h)
Company Equity Award Cash Consideration	3.2(f)
Company Equity Awards	9.5(i)
Company ESPP	9.5(j)
Company Financial Statements	4.5(b)
Company Fundamental Representations	9.5(k)
Company Intellectual Property	9.5(l)
Company Plan	9.5(m)
Company Product	9.5(n)
Company PSU	9.5(o)
Company PSU Cash Consideration	3.2(f)

Definition	Location
Company Recommendation	Recitals
Company Registered IP	4.19(a)
Company RSU	9.5(p)
Company RSU Cash Consideration	3.2(e)
Company SEC Documents	4.5(a)
Company Stock Option Cash Consideration	3.2(b)
Company Stock Options	9.5(q)
Company Stock Plans	9.5(r)
Company Termination Fee	8.3(b)
Company Warrant	3.1(b)
Company Warrant Cash Consideration	3.1(b)
Company Warrant Consideration	3.1(c)
Confidentiality Agreement	6.5(b)
Contract	4.4(a)
control	9.5(s)
Copyrights	9.5(aa)
CVR	Recitals
CVR Agreement	9.5(t)
DGCL	Recitals
Dissenting Shares	3.4
DTC	3.3(e)
DTC Payment	3.3(e)
Effective Time	2.3
Environmental Laws	4.13(b)(i)
Environmental Permits	4.13(b)(ii)
Equity Award Holders	3.4
ERISA	9.5(u)
ERISA Affiliate	9.5(v)
Exchange Act	1.1(a)
Excluded Shares	3.1(a)
Existing Loan Documents	6.15
Expiration Date	1.1(b)
FDA	4.16(a)
FDA Laws	4.16(a)
FDA Permits	4.16(a)
FDCA	4.16(a)
Foreign Antitrust Laws	4.4(b)
Fraud	9.5(w)
GAAP	4.5(b)
Governmental Entity	4.4(b)
Health Care Laws	9.5(x)
HSR Act	4.4(b)

v

In the Money Company Warrant	9.5(y)
In the Money Company Warrant Consideration	3.1(b)
In the Money Option	9.5(z)
Indemnified Parties	6.11(a)
Initial Expiration Date	1.1(b)
In-Licenses	4.19(i)
Intellectual Property	9.5(aa)
Intellectual Property Rights	9.5(bb)
Interim Options Tax Ruling	6.22
Interim Period	6.1(a)
International Employee Plan	4.11(h)
International Trade Laws	4.26(d)(i)
Intervening Event	9.5(cc)
IP Contracts	4.19(j)
IRS	4.11(b)
ITA	9.5(dd)
knowledge	9.5(ee)
Law	4.4(a)
Leased Real Property	4.18(b)
Lender Conversion	9.5(ff)
Liens	4.2(c)
made available	9.5(gg)
Material Adverse Effect	9.5(hh)
Material Contracts	4.15(a)
Materials of Environmental Concern	4.13(b)(iii)
Measurement Date	4.2(a)
Merger	Recitals
Merger Agreement	Exhibit A
Merger Consideration	3.1(a)
Merger Sub	Preamble
Milestone	9.5(ii)
Milestone Payment	9.5(jj)
Milestone Payment Date	9.5(kk)
Minimum Condition	Exhibit A
NASDAQ	1.1(f)
Non-Employee Equity Award Holder	3.4
Object Code	9.5(ll)
Offer	Recitals
Offer Conditions	1.1(a)
Offer Documents	1.2
Offer Price	Recitals
Offer to Purchase	1.2
Open Source License	9.5(mm)
Options Tax Ruling	6.22

Ordinance	9.5(nn)
Ordinary Course License	9.5(oo)
Organizational Documents	9.5(pp)
Out of the Money Company Warrant	9.5(qq)
Out of the Money Option	9.5(rr)
Out-Licenses	4.19(j)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Material Adverse Effect	9.5(ss)
Parent Plan	6.8(c)
Parent Termination Fee	8.3(d)
Patents	9.5(aa)
Paying Agent	3.3(a)
Payment Fund	3.3(a)
Per Share Value Paid	9.5(tt)
Permits	4.10
Permitted Liens	9.5(uu)
Person	9.5(vv)
Personal Data	9.5(ww)
Preferred Stock	4.2(a)
Privacy Law	9.5(xx)
Public Health Measures	9.5(yy)
Registered IP	9.5(zz)
Representatives	6.4(a)
Restraint	7.1(a)
Rights Agent	9.5(aaa)
Sanctioned Jurisdiction	4.26(d)(ii)
Sanctioned Person	4.26(d)(iii)
Sanctions Authority	4.26(d)(iv)
Sarbanes-Oxley Act	4.5(a)
Schedule 14D-9	1.3(b)
Schedule TO	1.2
SEC	1.1(f)
Section 102	9.5(bbb)
Section 102 Award	9.5(ccc)
Section 102 Share Consideration	3.3(j)
Section 102 Shares	9.5(ddd)
Securities Act	4.5(a)
Share Certificates	3.3(b)
Shares	Recitals
Software	9.5(eee)
Source Code	9.5(fff)
Subsidiary	9.5(ggg)
Superior Proposal	6.4(h)(iii)
Surviving Corporation	Recitals
Takeover Laws	4.21

Tax	4.14(i)(i)
Tax Returns	4.14(i)(ii)
Tender and Support Agreement	Recitals
Term Loan Facility	9.5(hhh)
Third-Party Consents	6.7(a)
Trade Secrets	9.5(aa)

Trademarks	9.5(aa)
Triggering Event	9.5(iii)
WARN Act	4.12(b)
Warrant Certificates	3.3(b)
Willful Breach	8.2

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 17, 2025, is by and among (i) Roche Holdings, Inc., a Delaware corporation (“Parent”), (ii) Bluefin Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and (iii) 89bio, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, it is proposed that Merger Sub shall commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) for (i) a price per Share of $14.50 net to the seller in cash (the “Closing Amount”), plus (ii) one contingent value right per Share (each, a “CVR” and, collectively, the “CVRs”) representing the right to receive the Milestone Payments (the Closing Amount plus one CVR, collectively, or any greater amount per Share as may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), on the terms and subject to the conditions set forth herein;

WHEREAS, the parties intend (i) that the Merger shall be effected in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and shall be consummated as soon as practicable following the completion of the Offer and subject to the terms of this Agreement, and (ii) at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”) and, following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has duly and unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the “Company Recommendation”);

WHEREAS, in connection with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, one or more holders of Shares are executing and delivering a Tender and Support Agreement in favor of Parent and Merger Sub (each, a “Tender and Support Agreement”), pursuant to which each such stockholder, among other things, will agree to tender all Shares beneficially owned by it to Merger Sub pursuant to the Offer;

WHEREAS, the Board of Directors of Parent, on the terms and subject to the conditions set forth herein, approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated herein;

WHEREAS, the Board of Directors of Merger Sub has declared that, on the terms and subject to the conditions set forth herein, this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and in the best interests of Merger Sub and its sole stockholder, and has approved and adopted this Agreement and the transactions contemplated hereby, including the Offer and the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE OFFER

Section 1.1 The Offer.

(a) Provided that this Agreement shall not have been validly terminated in accordance with Article VIII, as promptly as practicable, and in any event within 10 Business Days after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer. The obligations of Merger Sub, and of Parent to cause Merger Sub, to accept for payment and pay for any Shares tendered pursuant to the Offer shall be subject to (i) the satisfaction of the Minimum Condition (as defined in Exhibit A hereto) and (ii) the satisfaction (or waiver by Parent or Merger Sub) of each of the other conditions set forth in Exhibit A hereto (together with the Minimum Condition, the “Offer Conditions”) and the terms and conditions hereof. Merger Sub expressly reserves the right, in its sole discretion, to (A) increase the Offer Price, (B) waive any Offer Condition or (C) modify any of the other terms or conditions of the Offer, except that, unless otherwise provided by this Agreement, without the prior written consent of the Company, Merger Sub shall not (1) reduce the Offer Price, (2) change the form of consideration payable in the Offer (other than by adding consideration), (3) reduce the number of Shares sought to be purchased in the Offer, (4) waive or change the Minimum Condition or the condition set forth in clause (b)(v) in Exhibit A hereto, (5) add to the Offer Conditions, (6) extend the expiration of the Offer other than in accordance with Section 1.1(e), (7) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, (8) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL, or (9) modify any Offer Condition or any term of the Offer set forth in this Agreement in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of the Parent or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated hereby.

(b) The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. (New York City time) on the date that is 20 Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (the “Initial Expiration Date”) or, in the event the Initial Expiration Date has been extended pursuant to and in accordance with this Agreement, the date and time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been so extended, the “Expiration Date” ).

(c) Subject to the terms of the Offer and this Agreement and the satisfaction of all of the Offer Conditions, Merger Sub will accept for payment (the date and time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable (and in any event within one Business Day) after the Expiration Date. The Offer Price payable in respect of each Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid net to the seller of such Share in cash, without interest, subject to the deduction or withholding of any Taxes, on the terms and subject to the conditions set forth in this Agreement.

(d) Unless this Agreement is validly terminated pursuant to Section 8.1, Merger Sub shall not terminate or withdraw the Offer prior to any scheduled expiration date without the prior written consent of the Company in its sole and absolute discretion. In the event this Agreement is validly terminated pursuant to Section 8.1, Merger Sub shall (i) promptly (and in any event within one Business Day) following such termination irrevocably and unconditionally terminate the Offer and(ii) not acquire any Shares pursuant thereto. If the Offer is terminated in accordance with this Agreement prior to the Acceptance Time, Merger Sub shall promptly return, or cause any depositary acting on behalf of Merger Sub to return, all tendered Shares to the tendering stockholders.

(e) Unless this Agreement shall have previously been validly terminated in accordance with Article VIII, Merger Sub may extend the Offer from time to time as follows: (i) if on the then-scheduled Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions has not been satisfied (and, in the case of any Offer Condition that by its nature is to be satisfied at the Acceptance Time, is not then capable of being satisfied) or waived by Parent or Merger Sub if permitted hereunder, then Merger Sub may extend the Offer for one or more occasions in consecutive increments of up to 10 Business Days each, the length of each such period to be determined by Parent (or such longer period as may be agreed by the Company and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Merger Sub to waive any Offer Condition to the extent permitted hereunder); and (ii) Merger Sub may extend the Offer for the minimum period required by applicable Law, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the Nasdaq Stock Market LLC (“NASDAQ”) or its staff; provided, however, that, other than as contemplated by the foregoing clause (ii), without the prior written consent of the Company, Merger Sub shall not extend the Offer to a date that is more than 40 Business Days after the Initial Expiration Date.

(f) Subject in all respects to the other terms and conditions of this Agreement and the Offer Conditions, Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

(g) At or prior to the Acceptance Time, Parent shall duly authorize, execute and deliver, and shall ensure that the Rights Agent duly authorizes, executes and delivers, the CVR Agreement.

Section 1.2 Offer Documents. On the commencement date of the Offer, Parent and Merger Sub shall (a) file or cause to be filed with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) with respect to the Offer, which shall contain or shall incorporate by reference an offer to purchase (the “Offer to Purchase”) and forms of the related letter of transmittal, form of summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made (the Schedule TO, the Offer to Purchase and such other documents, together with all exhibits, amendments and supplements thereto, the “Offer Documents”) and (b) cause the Offer Documents to be disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Law. Parent and Merger Sub shall cause the Schedule TO and the other Offer Documents to comply as to form in all material respects with applicable federal securities Law. The Company shall promptly supply Parent and Merger Sub in writing, for inclusion in the Offer Documents, all information concerning the Company required under the Exchange Act to be included in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 1.2. Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by them for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect (or as otherwise required by applicable Law), and each of Parent and Merger Sub further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities Law. Parent shall provide the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC, and Parent shall give reasonable and good faith consideration to all reasonable additions, deletions or changes suggested thereto by the Company and its counsel. Upon receipt of any written or oral comments by Merger Sub, Parent or their counsel from the SEC or its staff with respect to the Offer Documents, or any request from the SEC or its staff for amendments or supplements to the Offer Documents, Merger Sub and Parent shall (i) promptly provide the Company and its counsel with a copy of any such written comments or requests (or a description of any such oral comments or requests); (ii) provide the Company and its counsel a reasonable opportunity to comment on any proposed response thereto, and give reasonable and good faith consideration to any such comments made by the Company and its counsel; (iii) provide the Company and its counsel an opportunity to participate with Merger Sub, Parent or their counsel in any material discussions or meetings with the SEC or its staff; and (iv) provide the Company with copies of any written comments or responses submitted by Merger Sub and Parent in response thereto. Parent and Merger Sub shall respond reasonably promptly to any comments from the SEC or its staff with respect to the Offer Documents or the Offer.

Section 1.3 Company Actions.

(a) The Company hereby consents to the Offer and to the inclusion in the Offer Documents of the Company Recommendation.

(b) As promptly as reasonably practicable on the date of filing by Parent and Merger Sub of the Offer Documents, and in any event no later than 10 Business Days after the date of this Agreement, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (such Schedule 14D-9, together with all exhibits, amendments and supplements thereto, the “Schedule 14D-9”). The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with applicable federal securities Law and the Schedule 14D-9 shall (i) reflect that the Merger is governed by Section 251(h) of the DGCL, (ii) contain the Company Recommendation, (iii) contain the notice of appraisal required to be delivered by the Company under Section 262(d) of Delaware Law at the time the Company first files the Schedule 14D-9 with the SEC and (iv) include the fairness opinion of each financial advisor to the Company in its entirety, and a description of such fairness opinion and the financial analysis relating thereto that provides the information called for by Item 1015(b) of Regulation M-A under the Exchange Act. Parent and Merger Sub shall promptly supply to the Company in writing, for inclusion in the Schedule 14D-9, all information concerning Parent and Merger Sub required under applicable U.S. federal securities laws to be included in the Schedule 14D-9 or reasonably requested in connection with any actions contemplated by this Section 1.3(b). Unless requested otherwise by the Company (in which case the Company shall disseminate a copy of the Schedule 14D-9 to the holders of Shares in accordance with this Section 1.3(b) and applicable federal securities Law), a copy of the Schedule 14D-9 shall be included with the Offer Documents disseminated to the holders of Shares by Parent and Merger Sub. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect (or as otherwise required by applicable Law), and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case, as and to the extent required by applicable federal securities Law. Except from and after an Adverse Recommendation Change or in connection with any “stop, look and listen” disclosures made in compliance with Section 6.4 (provided, that the Company shall use commercially reasonable efforts to provide Parent with a reasonable opportunity to review any such disclosure in advance), Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC and the Company shall give reasonable and good faith consideration to all reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. In addition, upon receipt of any written or oral comments or requests for amendments or supplements by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, the Company agrees to (i) promptly provide Merger Sub, Parent and their counsel with a copy of any such written comments or requests for amendments or supplements (or a description of any such oral comments); (ii) except as provided in the immediately preceding sentence, provide Merger Sub, Parent and their counsel a reasonable opportunity to comment on any proposed response thereto, and to give reasonable and good faith consideration to any such comments made by Merger Sub, Parent and their counsel prior to responding to any such comments or requests; (iii) provide Merger Sub, Parent and their counsel an opportunity to participate with the Company or its counsel in any material discussions or meetings with the SEC or its staff; and (iv) provide Merger Sub or Parent with copies of any written comments or responses submitted by the Company in response thereto. The Company shall respond promptly to any comments from the SEC or its staff with respect to the Schedule 14D-9.

(c) In connection with the Offer, the Company shall instruct its transfer agent to, and use reasonable best efforts to, promptly furnish Parent and Merger Sub with (i) mailing labels containing the names and addresses of all record holders of Shares, and (ii) security position listings of Shares held in stock depositaries, together with any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the record holders of Shares, in each case, to the Company’s knowledge, true and complete as of the most recent practicable date, and shall furnish Parent and Merger Sub with such additional available information (including periodic updates of such information), and such other assistance, as Parent, Merger Sub or their Representatives may reasonably request in communicating the Offer to the record and beneficial holders of Shares. The Company shall set the record date for the stockholders of the Company entitled to receive the notice of appraisal rights contemplated by Section 262(d)(2) of the DGCL as the same date as the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated; provided that such record date will not be more than 10 days prior to the date that the Schedule 14D-9 is first mailed. Subject to applicable Law and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Merger and the transactions contemplated hereby, Parent and Merger Sub shall, until consummation of the Offer, hold in confidence the information contained in any of such labels and lists in accordance with the Confidentiality Agreement, use such information only in connection with the Offer, the Merger or the other the transactions contemplated hereby and, if this Agreement shall have been validly terminated in accordance with Section 8.1, return or destroy all electronic and other copies of such information then in their possession or under their control on the terms and subject to the conditions set forth in the Confidentiality Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL (including Section 251(h) of the DGCL), at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation and a wholly-owned subsidiary of Parent.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall occur remotely, via electronic exchange of documentation and consideration required to be delivered at the Closing as promptly as practicable following the consummation of the Offer following the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of the last of the conditions set forth in Article VII to be so satisfied or waived (other than those conditions to be satisfied at the Closing itself, but subject to the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of such conditions at such time), but in any event not later than the second Business Day following the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of the last of the conditions set forth in Article VII to be so satisfied or waived (other than those conditions to be satisfied at the Closing itself, but subject to the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of such conditions at such time), or at such other date, time or place as Parent and the Company mutually may agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

Section 2.3 Effective Time. Upon the terms and subject to the conditions of this Agreement, substantially concurrently with the Closing, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, executed in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Merger Without Meeting of Stockholders. The Merger shall be governed by Section 251(h) of the DGCL. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective, on the terms and subject to the conditions of this Agreement, as soon as practicable following the consummation of the Offer without a vote by the holders of the Shares, in accordance with Section 251(h) of the DGCL.

Section 2.6 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety so that it reads to be the same as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that (i) all references therein to Merger Sub shall be automatically amended to become references to the Surviving Corporation, (ii) the provisions naming the initial director(s) or incorporator(s) of Merger Sub shall be omitted and (iii) the certificate of incorporation shall be amended to comply with Section 6.11, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended and restated in their entity so that they read to be the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that (i) all references therein to Merger Sub shall be automatically amended to become references to the Surviving Corporation and (ii) the bylaws shall be amended to comply with Section 6.11, and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 2.7 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation from and after the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 2.8 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of the Company and otherwise) to take and shall take such action.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be canceled in accordance with Section 3.1(d) or Section 3.1(e) and (ii) any Dissenting Shares (such Shares in the foregoing clause (i) and (ii), “Excluded Shares”)) shall thereupon be converted automatically into and shall thereafter represent the right to receive the Offer Price (the “Merger Consideration”). As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration to be issued or paid in accordance with Section 3.3 and the CVR Agreement, without interest.

(b) At the Effective Time, each warrant and pre-funded warrant (each, a “Company Warrant”) to purchase Shares that is outstanding immediately prior to the Effective Time and that constitutes an In the Money Company Warrant shall automatically be deemed to be exercised into the number of Shares subject to such Company Warrant and shall thereupon be converted automatically into and shall thereafter represent the right to receive (i) an amount in cash, without interest, and subject to deduction for any required withholding Tax, equal to the product of (x) the excess of the Closing Amount over the exercise price per such Company Warrant and (y) the number of Shares subject to such Company Warrant (such amount, the “Company Warrant Cash Consideration”), plus (ii) one CVR with respect to each Share subject to such Company Warrant, with such amounts payable in respect of the CVRs paid in accordance with the CVR Agreement (the Company Warrant Cash Consideration plus one CVR, collectively, being hereinafter referred to as the “In the Money Company Warrant Consideration”).

(c) Any Company Warrant that is outstanding immediately prior to the Effective Time and that constitutes an Out of the Money Company Warrant shall automatically be deemed to be exercised into the number of Shares subject to such Company Warrant and shall thereupon at the Effective Time be converted automatically into and shall thereafter represent the right to receive one CVR for each Share subject to such Company Warrant, and therefore the holder thereof may become entitled to receive, as of the applicable Milestone Payment Date (to the extent Milestone Payments are paid under the CVR Agreement), an amount in cash, without interest, and subject to deduction for any required withholding Tax, equal to the product of (i) the number of Shares subject to such Out of the Money Company Warrant and (ii) the amount, if any, by which (A) the Closing Amount (which, for clarity, includes the Closing Amount even though such amount was not paid with respect to such Out of the Money Company Warrant) plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under the CVR Agreement (which, for clarity, includes such Milestone Payments even if such amount was not paid with respect to such Out of the Money Company Warrant) exceeds (B) the exercise price per share with respect to such Out of the Money Company Warrant plus the amounts, if any, paid to such holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement (such consideration, together with the In the Money Company Warrant Consideration, the “Company Warrant Consideration”). If the exercise price of any such Out of the Money Company Warrant is equal to or greater than the Per Share Value Paid as of a Milestone Payment Date, no cash payment will be made in respect thereof as of such Milestone Payment Date.

(d) Each Share held by the Company or any Subsidiary thereof (or held in the treasury of the Company) or owned, directly or indirectly, by Parent or Merger Sub (or any other Subsidiary of Parent) immediately prior to the Effective Time, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(e) Each Share irrevocably accepted to be acquired in the Offer shall no longer be outstanding and shall be cancelled and shall cease to exist, and no consideration in addition to the Offer Price shall be delivered in exchange therefor.

(f) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(g) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided, that nothing in this Section 3.1(g) shall be construed to permit or require the Company to take any action that is otherwise prohibited by the terms of this Agreement.

Section 3.2 Treatment of Options and Other Equity-Based Awards.

(a) In the Money Options. As of immediately prior to the Effective Time, without any action on the part of any holder and conditioned upon the occurrence of the Effective Time, each Company Stock Option, whether vested or unvested, that constitutes an In the Money Option and that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay or shall cause to be paid to each former holder of any such cancelled In the Money Option (i) an amount in cash, without interest, and subject to deduction for any required withholding Tax, equal to the product of (x) an amount equal to the excess of the Closing Amount over the exercise price per Share under such Company Stock Option and (y) the number of Shares subject to such Company Stock Option (such amount, the “Company Stock Option Cash Consideration”), plus (ii) one CVR with respect to each Share subject to such In the Money Option. Parent shall cause the Surviving Corporation to pay or cause to be paid the Company Stock Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than ten Business Days after the Effective Time), with such amounts payable in respect of the CVRs paid in accordance with the CVR Agreement.

(b) Out of the Money Options. As of immediately prior to the Effective Time, without any action on the part of any holder and conditioned upon the occurrence of the Effective Time, each Company Stock Option, whether vested or unvested, that constitutes an Out of the Money Option and that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay or shall cause to be paid to each former holder of any such cancelled Out of the Money Option one CVR with respect to each Share subject to such Out of the Money Option, and therefore, in accordance with the terms of the CVR Agreement, each such former holder may become entitled to receive, as of the applicable Milestone Payment Date (to the extent Milestone Payments are paid under the CVR Agreement), an amount in cash, without interest, and subject to deduction for any required withholding Tax, equal to the product of (i) the number of Shares subject to such Out of the Money Option and (ii) the amount, if any, by which (A) the Closing Amount (which, for clarity, includes the Closing Amount even though such amount was not paid with respect to such Out of the Money Option) plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under the CVR Agreement (which, for clarity, includes such Milestone Payments even if such amount was not paid with respect to such Out of the Money Option) exceeds (B) the exercise price per share with respect to such Out of the Money Option plus the amounts, if any, paid to such former holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of the CVR Agreement. If the exercise price per Share of any such Out of the Money Option is equal to or greater than the Per Share Value Paid as of a Milestone Payment Date, no cash payment will be made in respect thereof as of such Milestone Payment Date.

(c) Certain Canceled Options. Notwithstanding Section 3.2(c), if the exercise price per share of any Company Stock Option that constitutes an Out of the Money Option is equal to or greater than the Closing Amount, plus the maximum Milestone Payments per Share that may become payable under the CVR Agreement, such Company Stock Option shall be cancelled as of immediately prior to the Effective Time without any payment being made in respect thereof.

(d) Company RSUs. As of immediately prior to the Effective Time, without any action on the part of any holder and conditioned upon the occurrence of the Effective Time, each Company RSU that is then outstanding but not then vested shall become immediately vested in full. At the Effective Time, each Company RSU that is then outstanding shall be canceled and the holder thereof shall be entitled to receive (i) an amount in cash, without interest, and subject to deduction for any required withholding Tax, equal to the Closing Amount (the “Company RSU Cash Consideration”) plus (ii) one CVR with respect to each Company RSU. Parent shall cause the Surviving Corporation to pay the Company RSU Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than ten Business Days after the Effective Time), with such amounts payable in respect of the CVRs paid in accordance with the CVR Agreement.

(e) Company PSUs. As of immediately prior to the Effective Time, without any action on the part of any holder and conditioned upon the occurrence of the Effective Time, each Company PSU that is then outstanding but not then vested shall become immediately vested in full. At the Effective Time, each Company PSU that is then outstanding shall be canceled and the holder thereof shall be entitled to receive (i) an amount in cash, without interest, and subject to deduction for any required withholding Tax, equal to the Closing Amount (the “Company PSU Cash Consideration” together with the Company Stock Option Cash Consideration and the Company RSU Cash Consideration, the “Company Equity Award Cash Consideration”) plus (ii) one CVR with respect to each Company PSU. Parent shall cause the Surviving Corporation to pay the Company PSU Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than ten Business Days after the Effective Time), with such amounts payable in respect of the CVRs paid in accordance with the CVR Agreement.

(f) Company ESPP. As promptly as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee thereof administering the Company ESPP) shall adopt such resolutions or take such action by written consent in lieu of a meeting providing that (i) any outstanding offering period(s) under the Company ESPP shall terminate and a purchase date shall occur under the Company ESPP upon the earlier to occur of (A) a day prior to the Effective Time as established by the Company Board (or, if appropriate, any committee thereof administering the Company ESPP) or (B) the date on which such offering period(s) would otherwise end, (ii) no individual participating in the Company ESPP shall be permitted to (A) increase the amount of their rate of payroll contributions thereunder from the rate in effect as of the date of this Agreement or (B) make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no individual who is not participating in the Company ESPP as of the date of this Agreement may commence participation in the Company ESPP, (iv) the Company ESPP shall be terminated, as of immediately prior to the Closing Date and (v) no new offering period shall commence after the date of this Agreement.

(g) Further Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions or take such action by written consent in lieu of a meeting to approve and effectuate the foregoing provisions of this Section 3.2. In addition to the foregoing, prior to the Effective Time, the Company shall provide that, on and following the Effective Time, no holder of any Company Equity Award shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof and each Company Stock Plan shall terminate effective not later than immediately prior to the Effective Time. The Company shall provide Parent with documentation evidencing the completion of the foregoing actions not later than the last Business Day preceding the Effective Time; provided, that at least five Business Days prior to the Closing Date the Company shall provide Parent with drafts of such documentation and the Company shall consider in good faith any reasonable comments that Parent may propose (with any such comments to be provided by Parent at least two Business Days prior to the Closing Date).

(h) No Assumption or Substitution. Parent shall not assume any Company Equity Award or substitute for any Company Equity Award any similar award for Parent stock, in connection with the Offer, the Merger or the other transactions contemplated hereby.

Section 3.3 Exchange and Payment.

(a) At or prior to the Acceptance Time, Parent shall (i) select a bank, trust company or nationally recognized stockholder services provider reasonably acceptable to the Company to act as the paying agent for the equityholders of the Company in connection with the Merger (the “Paying Agent”) and to receive the Closing Amount (payable in respect of the Merger Consideration) and the Company Warrant Cash Consideration to which the holders thereof shall become entitled pursuant to this Article III and (ii) enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company. At or as promptly as practicable following the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to pay the aggregate Closing Amount (payable in respect of the Merger Consideration) and the Company Warrant Cash Consideration, in each case, in accordance with Section 3.1 (and, if applicable, and any amounts to be paid to Non-Employee Equity Award Holders pursuant to Section 3.4) (such cash being hereinafter referred to as the “Payment Fund”). For the avoidance of doubt, Parent shall not be required to deposit any funds related to any CVR with the Rights Agent unless and until such deposit is required to be made pursuant to the terms of the CVR Agreement. The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Section 3.1 (and Section 3.4, if applicable), except as provided in this Agreement. Parent, on behalf of the Surviving Corporation, shall pay all charges and expenses of the Paying Agent incurred in connection with the exchange of Shares for the Merger Consideration and other amounts contemplated by this Article III.

(b) As soon as reasonably practicable after the Effective Time and in any event not later than the third Business Day following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of an outstanding certificate or outstanding certificates that immediately prior to the Effective Time represented (1) outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 3.1(a) (“Share Certificates”) or (2) an In the Money Company Warrant that was converted into the right to receive the In the Money Company Warrant Consideration with respect thereto pursuant to Section 3.1(b) (“Warrant Certificates”, and the Warrant Certificates together with Share Certificates, “Certificates”), as applicable, and the CVR Agreement, (i) a form of letter of transmittal in customary form and reasonably acceptable to each of Parent and the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration or the In the Money Company Warrant Consideration, as applicable. Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive, in exchange therefor, the Merger Consideration or the In the Money Company Warrant Consideration, as applicable, for each Share formerly represented by such Certificate or Company Warrant, as applicable, and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Effective Time and in any event not later than the third Business Day following the Effective Time, Parent shall cause the Paying Agent to issue and deliver to each holder of uncertificated (1) Shares that immediately prior to the Effective Time represented issued and outstanding Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 3.1(a) or (2) In the Money Company Warrants that were converted into the right to receive the In the Money Company Warrant Consideration with respect thereto pursuant to Section 3.1(b), as applicable, and the CVR Agreement, represented by book entry (“Book-Entry Shares”), a check or wire transfer for the amount of the Closing Amount (payable in respect of the Merger Consideration) and/or the Company Warrant Cash Consideration, as applicable, in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be canceled. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration or the Company Warrant Consideration payable in respect of such Certificates or Book-Entry Shares.

(c) If payment of the Closing Amount (payable in respect of the Merger Consideration) or the Company Warrant Cash Consideration, as applicable, is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred, and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Closing Amount (payable in respect of the Merger Consideration) or the Company Warrant Cash Consideration, as applicable, to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d) Until surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration or In the Money Company Warrant Consideration, as applicable, payable in respect of Shares or Company Warrants theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 3.1(a) or Section 3.1(b), respectively, and the CVR Agreement, without any interest thereon.

(e) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) such that (i) if the Closing occurs at or prior to 8:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Closing Amount (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 8:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(f) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares or Company Warrants formerly represented by such Certificates or Book-Entry Shares, other than the right to receive any amounts payable with respect to any CVRs pursuant to and in accordance with the CVR Agreement. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article III, subject to Section 3.5 in the case of Dissenting Shares

(g) The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 3.4), Parent shall promptly deposit (or cause to be deposited) cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be the property of and payable to Parent. Nothing contained in this Section 3.3(g) and no investment losses resulting from the investment of the Payment Fund shall diminish the rights of the Company equityholders entitled to payment of the Closing Amount (payable in respect of the Merger Consideration) or the Company Warrant Cash Consideration.

(h) At any time following the date that is 12 months after the Effective Time, the Paying Agent shall deliver to Parent any funds (including any interest received with respect thereto) which have been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders (other than holders of Dissenting Shares) shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Closing Amount (payable in respect of the Merger Consideration) or the Company Warrant Cash Consideration, as applicable, payable upon due surrender of their Certificate or Book-Entry Shares. Any amounts remaining unclaimed by holders of Shares at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding anything herein to the contrary, neither Parent nor the Surviving Corporation shall be liable to any holder of any Certificate or to any other Person with respect to any amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including in Parent or the Paying Agent’s discretion, as a condition precedent to the payment of any Closing Amount (payable in respect of the Merger Consideration) or Company Warrant Cash Consideration, as applicable, requiring such Person to provide an appropriate affidavit and the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against the Paying Agent, Parent, the Surviving Corporation or the Rights Agent with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate, any Closing Amount (payable in respect of the Merger Consideration) or the Company Warrant Cash Consideration, as applicable, payable in respect thereof pursuant to this Agreement.

(j) Notwithstanding anything to the contrary in this Agreement, with respect to any Shares that are Section 102 Shares, the consideration payable in respect of such Shares (such consideration, the “Section 102 Share Consideration”) shall be deposited with the Paying Agent for further distribution to, and held in trust by, the 102 Trustee on behalf of the holders of Section 102 Shares, in accordance with Section 102 and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained. The Section 102 Share Consideration shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102, the Ordinance and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained.

Section 3.4 Other Closing Payments. At the Effective Time or as promptly as practicable thereafter, Parent shall deposit, or cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Company Equity Award Cash Consideration to each holder of Company Equity Awards (collectively, the “Equity Award Holders”) who is not an employee of the Company for employment tax purposes and was not an employee of the Company on the date the applicable Company Equity Award was granted (a “Non-Employee Equity Award Holder”). In such case, Parent shall deposit with the Paying Agent (in accordance with Section 3.3(a)) and shall cause the Paying Agent to make payment of such Company Equity Award Cash Consideration to Non-Employee Equity Award Holders in the manner described in Section 3.3, with the provisions of Section 3.3(b) through Section 3.3(i) applying mutatis mutandis to the payment of Company Equity Award Cash Consideration (and any other consideration pursuant to Section 3.2 in respect of such Company Equity Awards) to such Non-Employee Equity Award Holder. Payment of Company Equity Award Cash Consideration to Equity Award Holders other than Non-Employee Equity Award Holders shall be made through the payroll or equity award maintenance systems of the Surviving Corporation, without interest, and subject to deduction for any required withholding Tax. Notwithstanding anything to the contrary in this Agreement, with respect to any Company Equity Awards that are Section 102 Awards or that are subject to Section 3(i) of the Ordinance, the consideration payable in respect of such awards (the “Section 102 Award Consideration”) shall be deposited with, and held in trust by, the 102 Trustee for further distribution to the holders of Section 102 Awards or Company Equity Awards that are subject to Section 3(i) of the Ordinance in accordance with Sections 3(i) and 102 of the Ordinance, as applicable, and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained. The Section 102 Award Consideration shall be released by the 102 Trustee, together with any interest earned thereon, by virtue of the investment of any such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102, the Ordinance and the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable), if obtained.

Section 3.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL, but shall, at the Effective Time, by virtue of the Merger, no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the “fair value” of such Dissenting Shares in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 3.1(a) and the CVR Agreement. The Company shall give Parent: (i) prompt written notice of (A) any demand for appraisal under Section 262 of the DGCL received by the Company prior to the Effective Time; (B) any withdrawal or attempted withdrawal of any such demand for appraisal; and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL; and (ii) a reasonable opportunity to participate in all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or compromise or settle (or offer to do any of the foregoing), any such demands. Each holder of Dissenting Shares who becomes entitled under Section 262 of the DGCL to receive payment of the “fair value” of such holder’s Dissenting Shares shall, after the amount of such payment shall have been finally determined pursuant to the DGCL, receive such payment from the Parent or the Surviving Corporation after giving effect to any withholdings or deductions required by applicable Law.

Section 3.6 Withholding. Notwithstanding any other provision in this Agreement, each of the Paying Agent, the 102 Trustee, Merger Sub, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Offer Price, the Merger Consideration, the Company Warrant Consideration, amounts payable in respect of the Company Equity Awards, or any other payments made in connection with this Agreement, as applicable, payable to any holder of Shares, any holder of Company Warrants, any holder of any Company Equity Award or any other recipient pursuant to this Agreement such amounts as are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be (a) timely remitted to the applicable Governmental Entity and (b) treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. If the Options Tax Ruling (or the Interim Options Tax Ruling, if applicable) is not obtained prior to the 16th day of the calendar month following the month during which the Closing occurs, the Section 102 Share Consideration and the Section 102 Award Consideration shall be subject to withholding of Israeli Tax under applicable tax Law when due (i.e., on the 16th day of the calendar month following the month during which the Closing occurs) and the payors shall take such actions as may be required to effect such withholding of Israeli Tax in a timely manner.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed or reflected in the Company SEC Documents filed and publicly available on the SEC EDGAR database since January 1, 2023 and prior to the date of this Agreement (but without giving effect to any amendment to any such document filed on or after the date of this Agreement) (each, an “Available Company SEC Document”), other than any information that is contained under the captions “Risk Factors” or “Forward-Looking Statements” or other similar cautionary or forward-looking disclosures (other than any historical factual information contained within such sections or statements), if the relevance of such information as an exception to (or a disclosure for purposes of) any representation of the Company in this Article IV is reasonably apparent on its face, or (b) as set forth in the disclosure letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization, Standing and Power.

(a) The Company (i) is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such franchises, licenses, permits, authorizations and approvals, the lack of which, would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Each of the Subsidiaries of the Company (i) is a corporation, limited liability company, limited partnership or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, operate and lease its properties and to carry on its business as now conducted, except for such franchises, licenses, permits, authorizations and approvals, the lack of which, would not, individually or in the aggregate, have a Material Adverse Effect.

(c) The copies of the certificate of incorporation and bylaws of the Company incorporated by reference as exhibits to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 are true and complete copies of the Company’s Organizational Documents, each as amended to the date of this Agreement, and each is in full force and effect. The Company is not in violation of any provision of the Company’s Organizational Documents in any material respect. The Company has made available to Parent true and complete copies of the Organizational Documents of each of the Company’s Subsidiaries, each as amended to the date of this Agreement.

Section 4.2 Capital Stock.

(a) The authorized capital stock of the Company consists of (i) 200,000,000 Shares and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). As of the close of business on September 16, 2025 (the “Measurement Date”), (A) 148,492,428 Shares were issued and outstanding, all of which were duly authorized and validly issued, fully paid and nonassessable and were free of preemptive rights, (B) no shares of Preferred Stock were issued or outstanding, (C) no Shares were held by the Company in its treasury, (D) an aggregate of 11,628,204 Shares were issuable upon the exercise of outstanding Company Warrants, (E) an aggregate of 1,112,546 Shares were issuable upon the exercise of the Lender Conversion under the Term Loan Facility (assuming the maximum number of Shares are converted under the Term Loan Facility), (F) there were outstanding Company Stock Options to purchase 11,989,981 Shares (assuming the maximum number of Company Stock Options are exercised), (G) 1,868,560 Shares were subject to issuance pursuant to outstanding Company RSUs, (H) 305,000 Shares were subject to issuance pursuant to outstanding Company PSUs, (I) 3,246,812 Shares were reserved for future issuance under the Company ESPP and (J) 1,851,473 Shares were reserved for future issuance under the other Company Stock Plans (including upon exercise of the Company Stock Options). All Shares that may be issued pursuant to any Company Stock Plan, Company Warrant or the Lender Conversion or as contemplated or permitted by this Agreement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding securities of the Company have been offered and issued in compliance in all material respects with the Securities Act. The Company has made available to Parent true and complete copies of the Company Warrants and the Company Stock Plans and the forms of stock option, restricted stock unit, and performance-based restricted stock unit agreements evidencing the Company Equity Awards. Section 4.2(a) of the Company Disclosure Letter sets forth, as of the close of business on the Measurement Date, a true and complete list of each outstanding Company Equity Award and Company Warrant and, to the extent applicable, the name of the holder thereof, the number of Shares issuable thereunder, the expiration date, the exercise price relating thereto, the grant date, whether it is subject to performance-based vesting, the amount vested and outstanding and the amount unvested and outstanding and the Company Stock Plan. The Company ESPP, the 2019 Plan and the 2023 Inducement Plan are the only plans or programs the Company or any of its Subsidiaries has maintained under which stock options, restricted stock, restricted stock units, performance-based restricted stock units, performance shares, stock appreciation rights or other compensatory equity or equity-based awards have been granted and remain outstanding or may be granted. Since the Measurement Date, the Company has not granted any options, restricted stock, restricted stock units, performance-based restricted stock units, performance shares, stock appreciation rights or other compensatory equity or equity-based awards or entered into any other agreements or commitments to issue any shares of its capital stock, or granted any other awards in respect of any shares of its capital stock. Except as set forth above and except for changes since the Measurement Date resulting from the exercise or settlement of Company Warrants or Company Equity Awards, issuances under the Company ESPP, or in connection with any Lender Conversion in respect of the Term Loan Facility (to the extent based on any changes to the Conversion Price (as defined in the Term Loan Facility) after the Measurement Date), in each case, that are outstanding on such date, since the Measurement Date, the Company has not (1) authorized the creation or issuance of, or issued or authorized or effected any split-up or any other recapitalization of, any (x) shares of capital stock or other voting securities of the Company, (y) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (z) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (2) directly or indirectly purchased, repurchased, redeemed or otherwise acquired any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (3) granted any options, restricted stock, restricted stock units, stock appreciation rights, calls, warrants or other rights, awards, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries. The Company has not heretofore agreed to take any such action, and there are no outstanding contractual obligations of the Company of any kind to redeem, purchase or otherwise acquire any outstanding shares of capital stock of the Company. Other than the Shares, there are no outstanding bonds, debentures, notes, or other indebtedness or securities of the Company having the right to vote on any matters on which stockholders of the Company may vote. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any Company securities or securities of any wholly-owned Subsidiary of the Company.

(b) Except as set forth in the second sentence of Section 4.2(a), (i) as of the Measurement Date, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, (ii) there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking, and (iii) there are no obligations by the Company to make any payments based on the price or value of its capital stock.

(c) Section 4.2(c) of the Company Disclosure Letter sets forth a true, correct, and complete list of all Subsidiaries of the Company and their respective jurisdictions of organization, and, except for the Subsidiaries set forth on Section 4.2(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries directly or indirectly owns, of record or beneficially, any equity interest, capital stock or other ownership interest in, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability of, any Person. Each of the outstanding shares of capital stock or other equity securities of, or other ownership interests in, each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable (to the extent the entity is a corporate entity) and all such shares, securities or interests are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, licenses, claims, pledges, hypothecations, mortgages, infringements, interferences, options, rights of first refusal, preemptive rights, community property interests, agreements, limitations in voting rights, charges or other encumbrances (collectively, “Liens”), other than under applicable Law or as set forth in the Organizational Documents of such Subsidiaries. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments of any character relating to the issuance, transfer, sales, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Subsidiary of the Company.

Section 4.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company (including by the Company Board) and no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize and approve the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Company Board, at a meeting duly called and held, has duly and unanimously (i) determined that the transactions contemplated by this Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in this Agreement, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to make the Company Recommendation, which resolutions have not been, as of the date of this Agreement, subsequently rescinded, modified or withdrawn in any way.

(c) Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no vote or consent of the holders of any class or series of the Company’s capital stock or other securities is required to authorize this Agreement or to consummate the Offer, the Merger and the other transactions contemplated hereby.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby, and the compliance by the Company with any of the provisions herein, do not and will not (i) conflict with, breach or violate the Company’s Organizational Documents or the Organizational Documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vi) of Section 4.4(b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, ruling, bylaw, official standard or similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, or any other rule, regulation, order, judgment, injunction, writ, or decree (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become or constitute a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, subcontract, agreement, lease, license, permit, understanding, option, warranty, insurance policy, benefit plan, instrument, obligation or other legally binding commitment, in each case whether written or oral (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, order, authorization or permit of, action by, registration, declaration or filing with or notification to, any (i) country, nation, state, multi-national or supra-national authority, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) multi-national, supra-national, federal, state, local, municipal, foreign or other government, or (iii) governmental or quasi-governmental authority of any nature, including any regulatory (including stock exchange) or administrative authority, association, counsel or bureau, department, agency, division, instrumentality, official, organization, unit or self-regulatory organization, body or entity and any court, tribunal, judicial, arbitral, or other governmental body of competent jurisdiction (clauses (i) through (iii), each a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Exchange Act, and under state securities, “blue sky” and Takeover Laws, including the filing with the SEC of (x) the Schedule 14D-9 and (y) any information statement required in connection with the Offer under Rule 14f-1 under the Exchange Act, (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and any filings required under the applicable requirements of antitrust or other competition Laws of jurisdictions other than the United States (“Foreign Antitrust Laws”), (iii) such filings as necessary to comply with the applicable requirements and rules of NASDAQ, (iv) the filings required under any Health Care Laws, (v) compliance with the DGCL (including with respect to the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL), and (vi) any such consent, approval, authorization, waiver, permit, action, nonaction, registration, declaration, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Material Adverse Effect.

(c) The Company has not opted out of Section 251(h) of the DGCL in the certificate of incorporation of the Company or taken any other action to preclude the use by the Company of Section 251(h) of the DGCL.

Section 4.5 SEC Reports; Financial Statements.

(a) The Company has timely filed or otherwise transmitted all forms, reports, schedules, statements (including registration statements and definitive proxy statements), certifications and other documents (including all exhibits, amendments and supplements thereto and all information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2022 (all such forms, reports, schedules, statements, certificates and other documents (including all exhibits, amendments and supplements thereto and all information incorporated by reference) filed or furnished since January 1, 2022, and prior to the date of this Agreement, collectively, the “Company SEC Documents”). As of their respective dates, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the Exchange Act, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act.

(b) The consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows (including, in each case, any related notes and schedules thereto) of the Company (collectively, the “Company Financial Statements”) included in the Company SEC Documents comply in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal period-end adjustments). As of the date of this Agreement, the Company does not intend to correct in any material respect or restate, and, to the knowledge of the Company, there is not any basis to restate, any of the audited financial statements or unaudited interim financial statements (including, in each case, the notes, if any, thereto) of the Company filed in or furnished with the Company SEC Documents.

(c) With respect to each Annual Report on Form 10-K, each Quarterly Report on Form 10-Q and each amendment of any such report included in the Company SEC Documents filed since January 1, 2022, the principal executive officer and principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company) have made all certifications required by the Sarbanes-Oxley Act.

(d) The Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15, as applicable, under the Exchange Act. Such disclosure controls and procedures are designed to ensure that (x) all information (both financial and nonfinancial) required to be disclosed by the Company in the reports that it files or submits with the SEC under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for the preparation of such reports within the time periods specified in the rules and forms of the SEC and (y) all such information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed and reasonably sufficient in all material respects to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are executed in accordance with the authorization of management and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Financial Statements. The Company has disclosed, based on the most recent evaluation of internal controls and its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. To the knowledge of the Company, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened in writing, in each case, regarding any accounting practices of the Company. The Company is not party to, nor has it entered into any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any off-balance sheet arrangements), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s audited financial statements or other Company SEC Documents.

(e) The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.

Section 4.6 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of the Balance Sheet Date (or the notes thereto) included in the Company Financial Statements, (b) incurred in the ordinary course of business since the Balance Sheet Date (which liabilities or obligations are not material, individually or in the aggregate), (c) as specifically contemplated by this Agreement, (d) which have been discharged or paid in full prior to the date of this Agreement, or (e) that are not, individually or in the aggregate, otherwise material to the Company and its Subsidiaries.

Section 4.7 Certain Information. The Schedule 14D-9 will not, at the time it is first filed with the SEC, amended or supplemented or first published, distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Schedule 14D-9 based on information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents will, at the respective times they are first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Offer Documents based on information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

Section 4.8 Absence of Certain Changes or Events. Since June 30, 2025 (the “Balance Sheet Date”) through the date of this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business in all material respects (except for the execution and performance of this Agreement and the discussions and negotiations related thereto) and (ii) there has not occurred any Material Adverse Effect.

Section 4.9 Litigation; Orders. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (a) there is no suit, claim, action, litigation, complaint, charge, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), inquiry, audit, examination, arbitration or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective properties is or are subject to any judgment, order, injunction, rule or decree (each, an “Order”) of any Governmental Entity.

Section 4.10 Compliance with Laws. The Company and each of its Subsidiaries are, and have been since January 1, 2022, in compliance with all Laws applicable to them or by which any of their respective properties or businesses are bound and, since January 1, 2022, neither the Company nor any of its Subsidiaries has been notified in writing by any Governmental Entity of any such violation, or any investigation with respect to any such Law, except in each case for any such non-compliance or violation that would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, orders, clearances, certificates, consents, registrations, concessions, approvals, and other authorizations required to have been obtained from, or filings required to have been made with, of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which would not, individually or in the aggregate, have a Material Adverse Effect. All Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.11 Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Company Plan. Each material Company Plan that is maintained solely for the benefit of non-U.S. persons is indicated as a “Non-U.S. Plan” therein.

(b) With respect to each material Company Plan, the Company has furnished or made available to Parent a current, true and complete copy thereof (including any amendments thereto) and, to the extent applicable: (i) any related trust agreement, insurance contract or other funding instrument, (ii) the most recent determination, opinion or advisory letter from the Internal Revenue Service (the “IRS”), (iii) the current summary plan description and any material modifications thereto, or any other equivalent written communications by the Company or its Subsidiaries to participants concerning the extent of the benefits provided under any Company Plan, (iv) for the two most recent years (A) Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports and (D) attorney’s response to an auditor’s request for information and (v) all material notices given to such Company Plan, the Company, or any ERISA Affiliate by the IRS, Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Entity relating to such Company Plan within the past three years.

(c) With respect to the Company Plans, except as has not resulted in, and as would not reasonably be expected to result in, individually or in the aggregate, any material liability under ERISA or the Code:

(i) (A) each Company Plan has been established, operated and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, (B) no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Plan and (C) all payments and contributions required to be made under the terms of any Company Plan have been timely made or accrued in full;

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received or by its form may reasonably rely upon a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement), and, to the knowledge of the Company, nothing has occurred and no condition exists that would reasonably be expected to cause the loss of such qualified status of any such Company Plan;

(iii) there is no Action (including any hearing, investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending or, to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits);

(iv) each Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) has been administered and operated in all respects in compliance with the applicable requirements of the Patient Protection and Affordable Care Act of 2010 (the “Affordable Care Act”), and, to the knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject any such Company Plan, the Company, or any of its Subsidiaries, or any ERISA Affiliate, to any material liability including additional contributions, fines, penalties, excise Taxes or loss of Tax deduction under Section 4980D or 4980H of the Code or any provision of the Affordable Care Act; and

(v) each Company Plan this is a “non-qualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been operated and maintained in compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder.

(d) Neither the Company nor any ERISA Affiliate thereof sponsors, maintains or contributes to, or is obligated to contribute to, or has ever sponsored, maintained or contributed to, or been obligated to contribute to, any Company Plan subject to Title IV of ERISA, any multiemployer plan within the meaning of Section 4001(a)(3) or 3(37) of ERISA, a multiple employer plan within the meaning of Section 413(c) of the Code or a multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(e) Neither the Company nor any Subsidiary has any liability in respect of post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by Section 4980B of the Code or ERISA or coverage through the end of the calendar month in which a termination of employment occurs).

(f) Neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, would reasonably be expected to, either alone or in combination with another event (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), (ii) accelerate the time of payment, funding, or vesting of, or increase the amount of, any compensation or benefits due under any Company Plan, (iii) trigger any other material obligation pursuant to any Company Plan or (iv) create any limitation or restriction on the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan.

(g) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, would reasonably be expected to, either alone or in combination with another event, give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code. The Company has no obligation to “gross up” or indemnify any individual for any Tax incurred pursuant to Section 409A or 4999 of the Code.

(h) Each Company Plan that has been adopted or maintained by the Company or any of its Subsidiaries, whether formally or informally, in any jurisdiction outside of the United States primarily for the benefit of employees whose principal work location is outside of the United States (each, an “International Employee Plan”) that, under applicable Law, is required to be registered or approved by a Governmental Entity, has been so registered or approved and has been maintained in good standing with all applicable Governmental Entities, and no event has occurred and no condition exists since the date of the most recent approval or application therefor relating to any such International Employee Plan that would reasonably be expected to materially adversely affect any such approval or good standing. Each International Employee Plan that is intended to qualify for special Tax treatment meets the requirements for such treatment in all material respects. All contributions to, and payments from, each International Employee Plan under the terms of such plan or applicable Law have been fully, properly, and timely made or accrued in accordance with country-specific accounting practices. Each International Employee Plan that, under applicable Law, is required to be funded, is either: (i) funded in accordance therewith and to an extent sufficient to provide for accrued benefit obligations with respect to all participants, or (ii) is fully insured, in each case, based upon generally accepted local accounting and actuarial practices and procedures.

Section 4.12 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with any labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the knowledge of the Company, is there a representation campaign respecting any employees of the Company or its Subsidiaries. There is no labor dispute, strike, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each Subsidiary is, and for the last three years has been, in compliance in all respects with all applicable Laws in respect of labor and employment, including hiring practices, employment practices, terms and conditions of employment, wages and hours, overtime, applicable Laws relating to discrimination and equal pay, labor relations, leave of absence, paid sick leave laws, work breaks, classification of employees (including exempt and independent contractor status), occupational health and safety, immigration, privacy, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, wrongful discharge or violation of personal rights including the Worker Adjustment Retraining Notification Act of 1988 (the “WARN Act”) or similar state or local Law.

(c) Neither the Company nor any Subsidiary is, or has been during the last three years, (i) the subject of any pending or, to the knowledge of the Company, threatened Action before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Entity relating to the employment or engagement of any current or former employee, applicant, contractor, or other service provider of the Company or any of its Subsidiaries, including payment of wages, hours of work, overtime, classification of workers as exempt or nonexempt or as independent contractors, minimum wage, reimbursement of business expenses, payroll recordkeeping, and/or meal and rest breaks, or involving allegations of discrimination, harassment, retaliation or other misconduct by or against an employee of the Company or its Subsidiaries or (ii) party to a settlement agreement with a current or former officer, director, employee or independent contractor of any of the Company or any Subsidiary resolving allegations of sexual harassment or sexual misconduct by either (A) an officer or director of the Company or a Subsidiary or (B) an employee in a management role at the Company or a Subsidiary.

(d) During the past three years neither the Company nor its Subsidiaries have implemented or effectuated a “plant closing,” “mass layoff,” partial “plant closing,” “relocation,” or “termination” (each as defined in the WARN Act or similar state or local Law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries.

Section 4.13 Environmental Matters.

(a) Except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) the Company and each of its Subsidiaries have been and are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate, including the operation of the Company’s and its Subsidiaries’ businesses and the operation or use of any real property owned, leased or operated by the Company or any of its Subsidiaries, and all such Environmental Permits are currently in effect; (ii) to the knowledge of the Company, there are no Materials of Environmental Concern at any property owned, leased or operated by the Company or any of its Subsidiaries, except under circumstances that do not result in or are not reasonably likely to result in material liability of the Company or any of its Subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither the Company nor any of its Subsidiaries has received any written notice, demand, information request, claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws (including seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under, any Environmental Law).

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all foreign, federal, state, or local Law pertaining to pollution, the environment, the protection of the quality of the ambient air, soil, surface water or groundwater, the protection of the environmental or human health and safety, including the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Occupational Safety and Health Act, the Toxic Substances Control Act, the Hazardous Materials Transportation Act, the Safe Drinking Water Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Emergency Planning and Community Right-to-Know Act and any similar foreign, federal, state or local Law.

(ii) “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

(iii) “Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act, and any pollutant, contaminant, waste or hazardous, dangerous or toxic chemical, material or substance, including asbestos, radiation and radioactive materials, polychlorinated biphenyls, petroleum and petroleum products and by- products, lead, pesticides, natural gas, and nuclear fuel, all within the meaning of any applicable Law of any applicable Governmental Entity relating to or imposing liability or standards of conduct pertaining thereto.

Section 4.14 Taxes.

(a) All material Tax Returns required by applicable Law to be filed by the Company or any of its Subsidiaries have been filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were, at the time of filing, true and complete in all material respects.

(b) All material Taxes due and payable by the Company and its Subsidiaries have been timely paid (whether or not shown on any Tax Return).

(c) No Liens for material Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(d) As of the date of this Agreement, there are no Actions or audits now pending, or to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries with respect to any material Tax.

(e) Neither the Company, nor any of its Subsidiaries, is or has been a party to any “listed transaction” (within the meaning of Treasury Regulations Section 1.6011-4(b)).

(f) Neither the Company, nor any or its Subsidiaries, is a party to any Tax sharing agreement, Tax indemnity obligation or similar agreement (other than Contracts entered into with customers in the ordinary course of business) with respect to Taxes, including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any taxing authority, which agreement would be effective after the Closing Date.

(g) Neither the Company, nor any or its Subsidiaries, has been a member of a group filing an affiliated, unitary, consolidated or combined income Tax Return (other than a group the common parent of which was the Company).

(h) During the two years prior to the date hereof, neither the Company, nor any or its Subsidiaries, has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution intended to qualify for Tax-free treatment under Section 355 of the Code (or any similar provision of Law).

(i) As used in this Agreement:

(i) “Tax” means federal, state, provincial, local or foreign taxes of whatever kind or nature imposed by a Governmental Entity, and all interest, penalties and additions imposed with respect to such amounts (including on account of any failure to file, or the improper filing of, any Tax Return).

(ii) “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any amendments thereof and attachments thereto.

Section 4.15 Contracts.

(a) Except for this Agreement and a Company Plan (other than Company Employee Agreements required to be listed pursuant to Section 4.15(a)(vii)), Section 4.15(a) of the Company Disclosure Letter sets forth a true and complete list, as in effect as of the date of this Agreement, of the Contracts that is of a type described below to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their properties or assets is bound (such Contracts as described in this Section 4.15(a), collectively, the “Material Contracts”):

(i) any Contract has been or that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(ii) any Contract containing any covenant, commitment or other obligation (A) limiting in any material respect the right of the Company or any of its Subsidiaries to (1) compete with any Person or engage in any line of business or in any geographic area, (2) obtain products or services from any Person or (3) set prices and terms for the provision, sale, lease or license of its products, services or technologies with any Person, in the case of clause (3), except for the prices and terms expressly set forth therein with respect to the products, services or technologies provided, sold, leased or licensed thereunder, or (B) otherwise prohibiting or limiting in any material respect the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services (including sole source, single-source, exclusivity, minimum purchase or sale, “take or pay” and “most favored nations” provisions), except in each case for any such Contract that may be cancelled without penalty by the Company or any of its Subsidiaries upon notice of 60 days or less;

(iii) any Contracts that provide for annual minimum payments or receipts (other than milestone, royalty or similar payments or other contingent payments) in excess of $1,000,000;

(iv) any Contracts relating to indebtedness for borrowed money;

(v) any Contract (A) that provides for the acquisition or disposition after the date of this Agreement of any assets or any businesses (whether by merger, sale of stock, sale of assets or otherwise) outside the ordinary course of business, (B) has outstanding any purchase price adjustment, “earn-out,” material payment or similar obligations or (C) has outstanding any obligations the primary purpose of which is to indemnify another Person;

(vi) any Contracts to which (A) the Company or any of its Subsidiaries has continuing milestone or similar contingent payments obligations, including upon the achievement of regulatory or commercial milestones or payment of royalties or other amounts calculated based upon any revenues or income of the Company or its applicable Subsidiary, in each case, that could result in payments in excess of $1,000,000, and in each case, excluding indemnification and performance guarantee obligations provided for in the ordinary course of business; or (B) the Company or any of its Subsidiaries have uncompleted performance obligations in any material respect relating to any research, development and/or collaboration programs or pre-clinical and/or clinical trials and studies;

(vii) any Company Employee Agreement pursuant to which the applicable Company Employee receives annual cash compensation (including salary and target annual cash bonus and target commissions) of $200,000 or more;

(viii) any Contracts pursuant to which the Company leases or subleases any material real property;

(ix) any Contracts relating to any material joint venture, partnership or similar agreements or arrangements;

(x) any (A) IP Contract, (B) any Contract involving the joint development of material Intellectual Property with a third party, and (C) any Contract involving the acquisition, transfer or development of material Company Intellectual Property (other than Contracts with current or former employees, vendors, service providers or independent contractors on the Company’s or its Subsidiaries’ form agreements made available to Parent);

(xi) any Contract that is a coexistence agreement, settlement agreement, a covenant not to sue or a similar agreement, in each case under which the Company or any of its Subsidiaries are restricted in their right to use, enforce or register any Intellectual Property or Intellectual Property Rights;

(xii) any Contract with a related person (as defined in Item 404 of Regulation S-K of the Securities Act) that would be required to be disclosed in the Company SEC Documents but has not been disclosed;

(xiii) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or any other investment in, any Person (other than the Company or any of its Subsidiaries, and other than investments in marketable securities or advances to Company Employees in the ordinary course of business);

(xiv) any Contract relating to the settlement of any material Action; and

(xv) to the extent not otherwise covered by the foregoing clauses (i) through (xiv), any Contract involving the payment by the Company and its Subsidiaries of more than $1,000,000 in the aggregate during the 12 months ended June 30, 2025.

(b) Each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect. Except as would not, individually or in the aggregate, have a Material Adverse Effect, there is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto. The Company has made available to Parent true and complete copies of all Material Contracts as in effect as of the date of this Agreement.

Section 4.16 FDA and Regulatory Matters.

(a) The Company and its Subsidiaries hold, and have held at all times since January 1, 2022, all material Permits of all Governmental Entities required under applicable requirements under the Federal Food, Drug and Cosmetic Act of 1938, 21 U.S.C. § 301 et seq. (the “FDCA”), the Public Health Service Act, 42 U.S.C. § 201 et seq., and the regulations promulgated thereunder by the U.S. Food and Drug Administration, or any successor agency thereto (the “FDA”) (collectively, “FDA Laws”), including all such Permits required for the lawful operation of the businesses of the Company and its Subsidiaries as currently conducted or as have been conducted since January 1, 2022, under the FDA Laws (the “FDA Permits”), and all such FDA Permits are valid and in full force and effect. Since January 1, 2022, there has not occurred any material violation of, or default (with or without notice or lapse of time or both) under, any such FDA Permit. The Company and each of its Subsidiaries are in compliance in all material respects with the terms of all such FDA Laws and all such FDA Permits required for the operation of the businesses as currently conducted. Since January 1, 2022, neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened claim, any Action by any Governmental Entity alleging that any Company Product or operation or activity of the Company or any of its Subsidiaries is in material violation of any FDA Law or FDA Permit.

(b) Since January 1, 2022, the Company Products have been researched, manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, advertised and distributed by or on behalf of the Company or any of its Subsidiaries in compliance in all material respects with all applicable Law, including applicable requirements under any applicable FDA Permits and all applicable FDA Laws, including applicable statutes and implementing regulations administered or enforced by the FDA or any comparable Governmental Entity. Since January 1, 2022, all applications, notifications, submissions, information, claims, reports and data utilized by the Company or its Subsidiaries as the basis for, or submitted by or, to the knowledge of the Company, on behalf of the Company or its Subsidiaries in connection with, any and all requests for the FDA Permits relating to the Company or any of its Subsidiaries when submitted to the FDA or other Governmental Entity, were true and correct in all material respects as of the date of submission, and any material updates, changes, corrections or modification to such applications, notifications, submissions, information, claims, reports and data required under applicable Laws, including FDA Laws, have been submitted to the FDA or other Governmental Entity.

(c) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, neither the Company nor any Subsidiary has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) made any statement, failed to make any statement or committed any other act, which statement, failure or act, in any such case of the foregoing clauses (i), (ii) and (iii), establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective officers, directors, employees, or Representatives, has received any written notification from the FDA that it is the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy.

(d) Since January 1, 2022, the manufacture of Company Products by or on behalf of the Company and its Subsidiaries has been and is being conducted in material compliance with all applicable Laws, including all applicable FDA Laws, and FDA Permits. Since January 1, 2022, none of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of their respective contract manufacturers for Company Products, has received any (i) FDA Form 483 that would be adverse in any material respect to the Company or its Subsidiaries, (ii) warning letter, (iii) untitled letter, (iv) it has come to our attention (IHCTOA) letter, (v) requests or requirements to make changes to the Company’s or any of its Subsidiaries’ Company Products, manufacturing processes or procedures related to any Company Product that would be adverse in any material respect to the Company or its Subsidiaries, or (vi) other similar written correspondence or written notice from the FDA or any other Governmental Entity alleging or asserting material noncompliance with any applicable Law, including FDA Laws, or the FDA Permits, with respect to any Company Product. Since January 1, 2022, no manufacturing site owned by the Company, its Subsidiaries, or, to the knowledge of the Company, any of their respective contract manufacturers for Company Products, is or has been subject to a shutdown or import or export prohibition imposed by FDA or another Governmental Entity with respect to the Company’s or its Subsidiaries’ Company Products.

(e) Since January 1, 2022, except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) all studies, tests and preclinical and clinical trials being conducted by or on behalf of the Company or its Subsidiaries have been and are being conducted in material compliance with all applicable Laws, including FDA Laws, including the requirements of Good Laboratory Practices or Good Clinical Practices, as applicable, and (ii) the Company and its Subsidiaries have not received any written notices, correspondence or communication from any Institutional Review Board or similar body with oversight over clinical trials, the FDA or any other Governmental Entity, requiring the termination, suspension or material adverse modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or its Subsidiaries.

(f) Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any of their respective officers, directors, employees or Representatives is debarred, or has been convicted of any crime or has engaged in any conduct that would reasonably be expected to result in (i) debarment, under 21 U.S.C. § 335a or any similar Law, or (ii) exclusion, under 42 U.S.C. Section 1320a-7b or any similar Law.

(g) Except as would not, individually or in the aggregate, have a Material Adverse Effect, since January 1, 2022, the Company and each of its Subsidiaries are and have been in compliance with all Health Care Laws applicable to the operation of their respective businesses as then conducted. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, employee or Representative of the Company or any of its Subsidiaries (in each case, acting in the capacity of an employee or Representative of the Company or such Subsidiary), has received any material written notice from any Governmental Entity alleging any violation of any Health Care Laws or is subject to any enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Subsidiaries relating to or arising under the Health Care Laws.

(h) None of the Company, any of its Subsidiaries, or, to the knowledge of the Company, any of its or their directors, officers, employees or Representatives (in each case, acting in the capacity of an employee or Representative of the Company or any Subsidiary) is a party to any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order or similar agreement with or imposed by any Governmental Entity, and no such Action is pending as of the date hereof.

(i) Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and its Subsidiaries have, since January 1, 2022, filed with the applicable Governmental Entities that administer Health Care Laws (including the FDA) all required and material filings, including all reports of potential serious risks required to be reported to FDA in accordance with 21 C.F.R. Section 312.32 or required to be reported to comparable Governmental Entities that administer Health Care Laws pursuant to comparable requirements, or similar required reports of potential serious risks. Except as would not, individually or in the aggregate, have a Material Adverse Effect, all such filings were in material compliance with applicable Law when filed, and no deficiencies have been asserted in writing by any applicable Governmental Entities that administer Health Care Laws with respect to any such filings.

Section 4.17 Insurance. All material insurance policies of the Company and its Subsidiaries are in full force and effect. (a) Each such insurance policy provides insurance coverage adequate and customary in all material respects in the industry for the operation of their respective businesses (taking into account the cost and availability of such insurance), and all related premiums have been paid to date, and (b) neither the Company nor any of its Subsidiaries is in breach or default in any material respect, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 4.18 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 4.18 of the Company Disclosure Letter sets forth a list of each material leasehold or subleasehold estate held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Leased Real Property”). Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company or one of its Subsidiaries has a valid leasehold interest in all of the Leased Real Property free and clear of all Liens (except for Permitted Liens), and each such lease is valid without default thereunder by the lessee or, to the knowledge of the Company, the lessor.

(c) The personal property and assets used in the Company’s and its Subsidiaries’ respective businesses and Leased Real Property (taken as a whole) is, to the knowledge of the Company, in good operating condition and repair, ordinary wear and tear and deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would, individually or in the aggregate, have a Material Adverse Effect.

(d) For the avoidance of doubt, no representation is made under this Section 4.18 with respect to any Intellectual Property or Intellectual Property Rights, which are the subject of Section 4.19.

Section 4.19 Intellectual Property.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of all Registered IP owned or purported to be owned in whole or in part by the Company or any of its Subsidiaries on the date of this Agreement (collectively, “Company Registered IP”), indicating for each item the registration or application number, the applicable filing jurisdiction, the date of filing or issuance and the owner/owners.

(b) Section 4.19(b) of the Company Disclosure Letter contains a list of (i) all Company Products currently offered by the Company or any of its Subsidiaries and (ii) all material unregistered Trademarks owned or purported to be owned by the Company or any of its Subsidiaries.

(c) No Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation, inter partes review, post grant review, derivation or similar proceeding and, to the knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged (other than office actions or similar communications issued by any Governmental Entity in the ordinary course of prosecution of any pending applications for registration of Company Registered IP). Except as would not, individually or in the aggregate, have a Material Adverse Effect, each item of Company Registered IP (other than applications for Company Registered IP) is subsisting and valid and enforceable.

(d) Except as would not, individually or in the aggregate, have a Material Adverse Effect, all Company Registered IP is owned by the Company or one its Subsidiaries free and clear of all Liens. Neither the Company nor any of its Subsidiaries have granted to any person a joint ownership interest of, or has granted or permitted any person to retain, any exclusive rights that remain in effect in, any Intellectual Property Right that is Company Intellectual Property and is, or at the time of the grant was, material to the conduct of the businesses of the Company or any of its Subsidiaries, taken as a whole. The Company and its Subsidiaries exclusively own all right, title, and interest in and to all Company Intellectual Property (except as limited by Ordinary Course Licenses and Out-Licenses), or to the knowledge of the Company, have a valid and enforceable In-License to use all Intellectual Property and Intellectual Property Rights that are material to the conduct of the businesses of the Company and its Subsidiaries, taken as a whole.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all registration, renewal, maintenance and other similar payments that are or have become due with respect to the Company Registered IP, or to the knowledge of the Company with respect to Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries, have been timely paid by or on behalf of the Company or any of its Subsidiaries.

(f) The Company and each of its Subsidiaries have a practice requiring each employee, individual consultant and individual independent contractor involved in the creation of Intellectual Property Rights or Intellectual Property for any of them to execute a proprietary information, confidentiality and invention assignment agreement substantially in the form made available to Parent.

(g) All current and former founders, employees, consultants and independent contractors of the Company or any of its Subsidiaries that have created Intellectual Property Rights or Intellectual Property for any of them that is material to the conduct of the business of the Company or any of its Subsidiaries as currently conducted has executed such or a substantially similar agreement.

(h) Each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all Trade Secrets, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks. To the knowledge of the Company, there has been no (i) material unauthorized disclosure of any third party Trade Secrets, proprietary information or documentation in the possession, custody or control of the Company or any of its Subsidiaries with respect to the business of the Company or any Subsidiary, or (ii) material breach of any of the Company’s or any of its Subsidiaries’ security procedures wherein Trade Secrets, proprietary information or documentation have been improperly disclosed to a third party.

(i) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) neither the Company Products, nor the past or current conduct or operations of the Company and its Subsidiaries, have infringed upon, misappropriated or otherwise violated any Intellectual Property Rights of any third party in connection with the conduct of their respective businesses, (ii) no Action has been filed against the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received in the three years prior to the date of this Agreement any written notice or claim asserting that any such infringement or misappropriation is occurring, and (iii) no Company Intellectual Property nor, to the knowledge of the Company, Intellectual Property or Intellectual Property Rights licensed to the Company or any of its Subsidiaries under any In-License, is subject to any Order of any Governmental Entity restricting or limiting in any material respect the ownership, use, validity, enforceability or licensing thereof by the Company or any of its Subsidiaries of any such Intellectual Property or Intellectual Property Rights. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no third party is misappropriating, diluting, violating or infringing any Company Intellectual Property or any Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries. During the three years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has brought any claims, suits, arbitrations or other Actions before any court, Governmental Entity or arbitral tribunal against any third party with respect to any Company Intellectual Property or with respect to any Intellectual Property or Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries.

(j) Section 4.19(j) of the Company Disclosure Letter contains a list of all Contracts pursuant to which a third party has licensed or granted any right to the Company or any of its Subsidiaries in any material Intellectual Property or Intellectual Property Rights, other than (i) non-disclosure agreements, (ii) Open Source Licenses, (iii) agreements with current and former employees, officers, contractors, and consultants for providing services to the Company or any of its Subsidiaries, (iv) any licenses for commercially available, off-the-shelf Software (including Software licensed through software as a service (SaaS) arrangements), and (v) Ordinary Course Licenses (“In-Licenses”).

(k) Section 4.19(k) of the Company Disclosure Letter contains a list of all Contracts pursuant to which the Company or any of its Subsidiaries have granted any third party any rights or licenses to any material Company Intellectual Property other than non-disclosure agreements, Ordinary Course Licenses, Open Source Licenses, agreements with current and former employees, officers, contractors, and consultants for providing services to the Company or any of its Subsidiaries (the “Out-Licenses,” and together with the In-Licenses, the “IP Contracts”).

(l) No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create any material Company Intellectual Property or, to the knowledge of the Company, any material Intellectual Property or Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Entity or institution obtaining ownership or other rights to such Intellectual Property or Intellectual Property Rights.

(m) Neither the Company nor any of its Subsidiaries has (i) granted, nor is any of them obligated to grant, access or rights to Source Code in or for any Company Product, (ii) to the knowledge of the Company, rendered any Source Code in or for any Company Product subject to any Open Source License that requires the Company or any of its Subsidiaries to deliver any Source Code to any third party, or (iii) to the knowledge of the Company licensed, distributed or used any Software in material breach of the terms of any Open Source License.

(n) The consummation of the transactions contemplated hereby, will not result in (i) the release of or any obligation to release any Source Code or other proprietary material technology, in each case owned or purported to be owned by the Company or any of its Subsidiaries, (ii) the granting of any right or licenses to any Company Intellectual Property or to any Intellectual Property or Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries to any third party, or (iii) any material limitation on the Company’s or any of its Subsidiaries’ right, title or interest in or to any of the Company Intellectual Property or any Intellectual Property or Intellectual Property Rights subject to any In-License.

Section 4.20 Privacy and Data Protection.

(a) Since January 1, 2022, to the knowledge of the Company, each of the Company and its Subsidiaries is in compliance with the applicable Privacy Laws relating to Personal Data.

(b) The Company and its Subsidiaries have commercially reasonable security procedures in place designed to protect Personal Data they receive from unauthorized access, use or disclosure. To the knowledge of the Company, since January 1, 2022, the Company has not experienced any unauthorized access, acquisition, theft, destruction, or compromise of any Personal Data in their possession, custody, or control, except as would not, individually or in the aggregate, have a Material Adverse Effect. Since January 1, 2022, neither the Company nor any of its Subsidiaries has been required to provide any notices to data owners in connection with an unauthorized disclosure of Personal Data in their possession, custody, or control pursuant to applicable Law and neither the Company nor any of its Subsidiaries has provided any such notice.

(c) To the knowledge of the Company, as of the date of this Agreement, neither the Company nor any Subsidiary thereof has been for the past three years, and is not currently, under investigation by any Governmental Entity regarding its protection, storage, use, disclosure, and transfer of Personal Data.

(d) Since January 1, 2022, to the knowledge of the Company, neither the Company nor any Subsidiary thereof has received any written claim or complaint from any governmental, regulatory, or self-regulatory authority or entity related to the Company’s collection, processing, use, storage, security, or disclosure of Personal Data, alleging that any of these activities are in violation of any Privacy Law in any material respect.

Section 4.21 State Takeover Statutes; Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.9, (a) the Company Board has taken all action necessary to render Section 203 of the DGCL inapplicable to this Agreement, the Tender and Support Agreements and any of the transactions contemplated hereby or thereby and (b) no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (including Section 203 of the DGCL) (collectively, “Takeover Laws”) apply to this Agreement, the CVR Agreement, the Tender and Support Agreements and any of the transactions contemplated hereby or thereby, and no additional action is required by the Company Board in order for any such Takeover Laws to be inapplicable to this Agreement, the CVR Agreement, the Tender and Support Agreements and any of the transactions contemplated hereby or thereby. As of the date hereof, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

Section 4.22 Section 251(h). The Company has not taken, or authorized or permitted any of its Representatives to take, any action that has rendered or would reasonably be expected to render Section 251(h) of the DGCL inapplicable to the Merger.

Section 4.23 Affiliate Transactions. Except for directors’ and employment-related Material Contracts filed or incorporated by reference as an exhibit to an Available Company SEC Document filed by the Company prior to the date hereof, as of the date hereof, no executive officer or director of the Company is a party to any Material Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing within the last 12 months.

Section 4.24 Brokers. No agent, broker, investment banker, financial advisor or other Person, other than Moelis & Company LLC and Centerview Partners LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from any of the parties hereto in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.25 Opinions of Financial Advisors.

(a) The Company Board has received the written opinion of Centerview Partners LLC, as financial advisor to the Company, on or prior to the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to this Agreement is fair from a financial point of view to such holders. An executed copy of such opinion will be made available to Parent solely for informational purposes promptly after the date of this Agreement, and it is agreed and understood that such opinion may not be relied upon by Parent or any director, officer or employee of Parent.

(b) The Company Board has received the written opinion of Moelis & Company LLC, as financial advisor to the Company, to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Merger Consideration to be received by the holders of Shares (other than Excluded Shares) in the Offer and pursuant to the Merger is fair, from a financial point of view, to such holders. A signed, correct and complete copy of such opinion will promptly be made available to Parent, solely for informational purposes, following receipt thereof by the Company.

Section 4.26 International Trade Laws; Anti-Bribery.

(a) The Company and its Subsidiaries are, and for the past five years have been, in material compliance with International Trade Laws and have not taken, directly or indirectly, any action that violates, evades or avoids, or attempts to violate International Trade Laws. Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of their respective directors, executives, employees or other Representatives acting on behalf of the Company or its Subsidiaries, during the past five years: (i) is a Sanctioned Person; or (ii) has unlawfully conducted any business or engaged in any transaction involving any contribution of funds, goods or services to or for the benefit of any Sanctioned Person or unlawfully dealt in any property or interests in property of any Sanctioned Person.

(b) To the knowledge of the Company, during the past five years, no Action or notice has been filed or commenced against the Company or its Subsidiaries alleging any failure to comply with any International Trade Laws in any material respect.

(c) Neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers or employees or any other Representative or Person acting on behalf of the Company or any of its Subsidiaries has since January 1, 2022 (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions, any provision of the UK Bribery Act of 2010 or any other applicable Law relating to bribery, corruption, fraud or improper payments (the “Anti-Corruption Laws”); (ii) made, offered to make, promised to make, facilitated or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful advantage or payment or gift of money or anything of value, regardless of form or amount, to any Person for the purpose of securing an unlawful advantage, inducing the recipient to violate an official or lawful duty, reward the recipient for an unlawful advantage already given, or for any other improper purpose; (iii) requested, agreed to receive, or accepted a payment, gift or hospitality from a Person if it is known or suspected that it is offered with the expectation that it will obtain an unlawful business advantage for them; (iv) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; (v) to the knowledge of the Company, been or is, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit by any party, in connection with alleged or possible violations of any Anti-Corruption Laws; (vi) since January 1, 2022, received written notice from, or made a voluntary disclosure to, any Governmental Entity with regard to any alleged or potential violations of any Anti-Corruption Laws; or (vii) violated or is in violation of any other applicable Laws regarding use of funds for political activity or commercial bribery. None of the Representatives of the Company are (A) an employee of any Governmental Entity, (B) an employee of any commercial enterprise that is owned or controlled by a Governmental Entity, including any state-owned or controlled university or medical facility, (C) an employee of any public international organization, such as the International Monetary Fund, the United Nations or the World Bank, (D) a Person acting as the director of or in an official capacity for any Governmental Entity, enterprise, or organization identified above, or (E) any official of a political party or candidate for political office.

(d) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “International Trade Laws” means all applicable U.S. and non-U.S. laws, statutes, rules, regulations, judgments, orders (including executive orders), decrees or restrictive measures relating to economic, financial, or trade sanctions, export control, or anti-boycott measures administered, enacted, or enforced by a relevant Sanctions Authority, as well as applicable customs laws.

(ii) “Sanctioned Jurisdiction” means a country or territory which is, or during the past five years has been, the subject or target of comprehensive U.S. sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

(iii) “Sanctioned Person” means a Person (i) identified on the United States’ Specially Designated Nationals and Blocked Persons List, the United States’ Denied Persons List, Entity List or Debarred Parties List, the United Nations Security Council Sanctions List, the European Union’s List of Persons, Groups and Entities Subject to Financial Sanctions, the United Kingdom’s Consolidated List of Financial Sanctions Targets, or any other similar list maintained by any Sanctions Authority having jurisdiction over the parties to this Agreement; (ii) located, organized or resident in a Sanctioned Jurisdiction or (iii) owned, 50% or more, individually or in the aggregate by, controlled by, or acting on behalf of a Person described in clause (i) or (ii) above.

(iv) “Sanctions Authority” means the United States government, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the Bureau of Industry and Security of the U.S. Department of Commerce, the United Nations Security Council, the European Union, any Member State of the European Union and the competent national authorities thereof, the United Kingdom, the Office of Financial Sanctions Implementation of His Majesty’s Treasury, the Export Control Joint Unit of the UK Department of International Trade, and any other relevant governmental, intergovernmental or supranational body, agency or authority with jurisdiction over the parties to this Agreement.

Section 4.27 No Other Representations or Warranties. The Company hereby acknowledges and agrees that (a) except for the representations and warranties set forth in Article V, neither Parent nor Merger Sub, or any of their respective Affiliates or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective business or operations, including with respect to any information provided or made available to the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives or any other Person and (b) except in the event of Fraud, neither Parent nor Merger Sub, or any of their respective Affiliates or Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives or any other Person, resulting from the delivery, dissemination or any other distribution to the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives or any other Person, or the use by the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives or any other Person, of any information provided or made available to any of them by Parent, Merger Sub, or any of their respective Affiliates or Representatives or any other Person in anticipation or contemplation of the Offer, the Merger or any other transactions contemplated hereby, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Offer, the Merger or any other transactions contemplated hereby.

Section 4.28 Access to Information. The Company, its Subsidiaries and their respective Affiliates and Representatives have received and may continue to receive after the date of this Agreement from Parent, Merger Sub and their respective Affiliates and Representatives in anticipation or contemplation of the Offer, the Merger or any other transactions contemplated hereby, certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent, Merger Sub and their respective businesses and operations. Except for the representations and warranties set forth in Article V or in any certificate delivered in connection with this Agreement, the Company acknowledges and agrees that none of Parent or any of its stockholders, directors, officers, employees, Affiliates, advisors or other Representatives has made any representation or warranty concerning any such estimates, projections, forecasts, business plans or other forward-looking information regarding Parent, its Subsidiaries or their respective businesses and operations, except in the event of Fraud. The Company hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, product roadmaps, business plans and other forward-looking information with which the Company is familiar, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, product roadmaps, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, product roadmaps, business plans and other forward-looking information), and that with respect to any information described in this Section 4.28, except in the event of Fraud, the Company will have no claim against Parent or any of its stockholders, directors, officers, employees, Affiliates, advisors or other Representatives with respect to any such information.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Neither Parent nor Merger Sub is in violation of any provision of its certificate of incorporation or bylaws in any material respect, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement (and, in the case of Parent, the CVR Agreement) and all other agreements and documents contemplated hereby and thereby to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub (and, in the case of Parent, the CVR Agreement) and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub (including by the Boards of Directors of Parent and Merger Sub), and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize and approve the execution and delivery of this Agreement, the performance by Parent and Merger Sub of its obligations hereunder, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). Upon Parent’s execution and delivery of the CVR Agreement, and assuming due authorization, execution and delivery by the Rights Agent of the CVR Agreement, the CVR Agreement will constitute a valid and binding obligation of Parent, enforceable against it in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 5.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub (and, in the case of Parent, the CVR Agreement), and the consummation by Parent and Merger Sub of the transactions contemplated hereby, and the compliance by Parent and Merger Sub with any of the provisions herein, do not and will not (i) conflict with, breach or violate the certificate of incorporation or bylaws of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of Section 5.3(b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties or assets are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become or constitute a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, order, authorization or permit of, action by, registration, declaration or filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act, and under state securities, “blue sky” and Takeover Laws, (ii) the filings required under the HSR Act and any filings required under the applicable requirements of Foreign Antitrust Laws, (iii) such filings as necessary to comply with the applicable requirements and rules of NASDAQ, (iv) the filings required under any Health Care Laws, (v) compliance with the DGCL (including with respect to the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL), (vi) the filing with the SEC of the Offer Documents and any other documents required to be filed with the SEC by Merger Sub or Parent pursuant to this Agreement or the CVR Agreement or in connection with the transactions contemplated hereby or thereby, and (vii) any such consent, approval, authorization, waiver, permit, action, nonaction, registration, declaration, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.4 Certain Information. The Offer Documents will not, at the respective times they are first filed with the SEC, amended or supplemented or first published, distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Offer Documents based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time it is first published, distributed or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Schedule 14D-9 based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 5.5 Litigation; Orders. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties is or are subject to any Order of any Governmental Entity.

Section 5.6 Ownership and Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and activities incidental thereto and has engaged in no other business activities and, as of immediately prior to the Effective Time, will have incurred no liabilities or obligations other than as contemplated herein or in connection with the transactions contemplated hereby. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent.

Section 5.7 Financing. Parent has and will have, and will cause Merger Sub to have, at the Acceptance Time, sufficient cash, available lines of credit or other sources of immediately available funds to consummate the transactions contemplated hereby, including payment of all amounts required to be paid pursuant to Article III and amounts required to be paid in respect of the Term Loan Facility, and to pay all related fees and expenses. On each applicable Milestone Payment Date, Parent will have available to it sufficient funds for the satisfaction of all of Parent’s applicable obligations under the CVR Agreement, including the payment of the Milestone Payments and to pay all related fees and expenses required to be paid by Parent pursuant to the terms of the CVR Agreement. In no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub under this Agreement or the CVR Agreement.

Section 5.8 Vote/Approval Required. As of the date of this Agreement, (a) the Board of Directors of Parent has approved this Agreement, the CVR Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger, and (b) the Board of Directors of Merger Sub has (i) determined that it is in the best interests of Merger Sub and its sole stockholder, and declared it advisable, to enter into this Agreement and consummate the transactions contemplated hereby, (ii) approved the execution and delivery by Merger Sub of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein and (iii) recommended that the sole stockholder of Merger Sub adopt this Agreement and approve the transactions contemplated hereby (including the Offer and the Merger), in each case of clauses (i) and (ii) above, at meetings duly called and held (or by unanimous written consent). No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement, the CVR Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

Section 5.9 Ownership of Shares. Neither Parent nor Merger Sub is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has taken (or authorized or permitted to take) any action that would reasonably be expected to cause Parent or its Subsidiaries to be deemed an “interested stockholder” as defined in Section 203 of the DGCL or otherwise render Section 251(h) of the DGCL inapplicable to the Merger. Parent and each of its Subsidiaries are “affiliates” of Merger Sub (as such term is defined in Section 251(h) of the DGCL).

Section 5.10 Brokers. No agent, broker, investment banker, financial advisor or other Person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub, other than any such broker’s, finder’s, financial advisor’s or other similar fee or commission that shall paid by or on behalf of Parent or Merger Sub (and not by the Company or any of its Subsidiaries).

Section 5.11 No Other Representations or Warranties. Merger Sub and Parent hereby acknowledge and agree that (a) except for the representations and warranties set forth in Article IV, neither the Company nor any of its Subsidiaries, or any of their respective Affiliates or Representatives or any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person and (b) except in the event of Fraud, neither the Company nor any of its Subsidiaries, or any of their respective Affiliates or Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person, resulting from the delivery, dissemination or any other distribution to Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person, or the use by Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person, of any information provided or made available to any of them by the Company or any of its Subsidiaries, or any of their respective Affiliates or Representatives or any other Person in anticipation or contemplation of the Offer, the Merger or any other transactions contemplated hereby, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Merger Sub, Parent or any of their respective Affiliates or Representatives or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Offer, the Merger or any other transactions contemplated hereby.

Section 5.12 Access to Information. Each of Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review and (c) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and has not relied on an representation or warranty by any Person regarding the Company and its Subsidiaries, except as expressly set forth in Article IV. Without limiting the foregoing, except for the representations and warranties set forth in Article IV or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations, except in the event of Fraud. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, product roadmaps, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, product roadmaps, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, product roadmaps, business plans and other forward-looking information), and that, except in the event of Fraud, Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors or other Representatives with respect to any such information.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business of the Company.

(a) The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 8.1 (the “Interim Period”), except (i) as expressly required or permitted by this Agreement, (ii) as disclosed in Section 6.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law or any Order issued by a Governmental Entity (including any Public Health Measures), or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in the ordinary course and (y) use its commercially reasonable efforts to preserve substantially intact its current business organization, keep available the services of its officers and key employees by means of implementing the permitted actions described in Section 6.1(b)(ix) of the Company Disclosure Letter and maintain satisfactory relations and goodwill with material suppliers, landlords, customers, licensors, licensees, Governmental Entities and other Persons having material business relationships with the Company.

(b) During the Interim Period, except (1) as expressly required by this Agreement, (2) as disclosed in Section 6.1(b) of the Company Disclosure Letter, (3) as required by applicable Law or (4) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall:

(i) amend or otherwise change or permit the adoption of any amendment to its Organizational Documents;

(ii) issue, deliver, sell, grant, pledge, dispose of or encumber (or authorize the issuance, deliverance, sale, grant, pledge, disposal or encumbrance of) (x) any shares of capital stock or other equity security of the Company or any of its Subsidiaries, (y) any option, call, warrant or right to acquire any capital stock or other equity security of the Company or any of its Subsidiaries or (z) any instrument convertible into or exchangeable for any capital stock or other equity security of the Company or any of its Subsidiaries, except pursuant to (A) the exercise or settlement of Company Equity Awards or Company Warrants, in each case outstanding as of the date hereof, in accordance with the terms of the Company Equity Awards or Company Warrants, as applicable, or (B) any Lender Conversion under the Term Loan Facility, in accordance with the terms thereof as of the date of this Agreement;

(iii) amend or otherwise modify any of the terms of any outstanding Company Equity Awards or Company Warrant (except, with respect to any outstanding Company Warrant, in accordance with Section 6.20);

(iv) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity securities (except for any dividend or distribution paid in cash from a direct or indirect wholly-owned Subsidiary of the Company to the Company or to another direct or indirect wholly owned Subsidiary of the Company);

(v) adjust, split, combine, redeem, repurchase or otherwise acquire, reacquire or offer to acquire or redeem any shares of capital stock or other securities of the Company or its Subsidiaries (except in connection with the cashless exercises or similar transactions pursuant to the exercise or settlement of the Company Warrants or the Company Equity Awards outstanding as of the date hereof (or permitted to be granted hereunder after the date of this Agreement) in accordance with the terms thereof as of the date of this Agreement), or reclassify, combine, split, subdivide or otherwise amend the terms of the capital stock or other securities of the Company or any of its Subsidiaries;

(vi) (A) acquire (whether by merger, consolidation, share exchange, business combination, amalgamation, liquidation, dissolution, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares, acquisition of stock or assets or otherwise, or any similar transaction) any corporation, partnership or other business organization or division thereof or any assets or equity interests of any other Person, in each case, other than purchases of inventory, equipment and other assets in the ordinary course of business that involve a purchase price not in excess of $500,000 individually or $1,500,000 in the aggregate (provided, that, from and after the initial Outside Date, such amounts shall be increased to $1,000,000 individually and $2,500,000 in the aggregate); or (B) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets or property of the Company or any of its Subsidiaries, or lease or license any right or other asset or property of the Company or any of its Subsidiaries to any other Person, except in each case for rights, assets or properties (x) that do not have a fair market value in excess of $500,000 individually or $1,500,000 in the aggregate (provided, that, from and after the initial Outside Date, such amounts shall be increased to $1,000,000 individually and $2,500,000 in the aggregate) or (y) leased, licensed (in the case of Intellectual Property, only to the extent such license is non-exclusive) or disposed of by the Company in the ordinary course of business or required pursuant to existing Contracts made available to Parent;

(vii) other than in the ordinary course of business, enter into, materially amend or terminate (other than expiration in accordance with its terms), or waive any material right, remedy or default under any Material Contract (or any Contract that would have been a Material Contract if in effect on the date of this Agreement);

(viii) (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a direct or indirect wholly-owned Subsidiary of the Company or advances to Company Employees in the ordinary course of business pursuant to the Company’s business expense policy made available to Parent), (B) incur any indebtedness for borrowed money or issue any debt securities or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person, in each case, other than (1) a guaranty by the Company of existing indebtedness on behalf of its direct or indirect wholly-owned Subsidiaries and (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs issued, made or entered into in the ordinary course of business;

(ix) except as required by applicable Law, as required by the terms of any Company Plan as in effect as of the date hereof, or for the reallocation of benefits among the Company Plans in a manner that would not result in any increase in cost or expense, or in any increased liability or obligation, to the Company and its Subsidiaries, establish, adopt, enter into any new, amend, terminate or take any action to accelerate rights under any Company Plan or other plan or arrangement that would be considered a Company Plan if in effect as of the date of this Agreement, grant or pay any bonus or make any profit-sharing payment to, promote or change the title of any Company Employee or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to any Company Employee or terminate (without cause) any Company Employee (except that the Company may: (A) provide routine salary to any Company Employee entitled to receive annual cash compensation (including salary and target annual cash bonus opportunity) of $175,000 or less in the ordinary course of business and in connection with the Company’s customary employee review process (provided any such increase shall not result in increased costs to the Company or any of its Subsidiaries in any calendar year of more than 2.5% in the aggregate for all such increases or 5% for an increase with respect to an individual Company Employee), (B) subject to the increase limitation in (A), promote or change the title of any Company Employee in the ordinary course of business and in connection with the Company’s customary employee review process, (C) enter into written Company Employee Agreements with newly hired Company Employees, (D) amend the Company Plans to the extent required by applicable Law, (E) make customary bonus and profit-sharing payments in accordance with, and as required by, Company Plans existing on the date of this Agreement and (F) terminate the employment of any Company Employees entitled to receive annual cash compensation (including salary and target annual cash bonus opportunity) of $175,000 or less in the ordinary course of business without cause;

(x) implement or adopt any material change in its methods of accounting or accounting practices, except as required by changes after the date of this Agreement in SEC accounting rules or GAAP;

(xi) compromise, settle or agree to settle (or cause any insurer to pay, discharge, compromise, settle or satisfy) any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business that involve only the payment of money damages not in excess of $500,000 individually or $1,500,000 in the aggregate (provided, that, from and after the initial Outside Date, such amounts shall be increased to $1,000,000 individually and $2,500,000 in the aggregate), or commence any Action, except in connection with a breach or alleged breach of this Agreement, any other transaction contemplated hereby or between the parties hereto, with respect to routine collection of bills, or the enforcement of rights under a Material Contract that is not related to the Company’s Intellectual Property or that are not In-Licenses;

(xii) enter into any Contract that would explicitly impose any material restriction on the right or ability of the Company or any of its Subsidiaries or, from and after the Effective Time, Parent and its Affiliates: (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, (C) to perform services for or sell products to any other Person, (D) to transact business with any other Person, or (E) to operate at any location in the world, in each case, other than Contracts that contain covenants that prohibit Parent or any of its Subsidiaries from using any trade names other than Parent’s or its Subsidiaries’ trade names;

(xiii) make any pledge of any of its material assets or permit any of its material assets, or any of its cash equivalents or short-term investments, to become subject to any Liens (other than Permitted Liens and, subject to Section 6.1(b)(xviii), in connection with equipment financing in the ordinary course of business);

(xiv) hire any employee that would be entitled to receive annual cash compensation (including salary and target annual cash bonus) of $200,000 or more;

(xv) effectuate a “plant closing,” “mass layoff,” or similar action that would require notice under the WARN Act or any similar state or local Law;

(xvi) enter into any collective bargaining or similar labor agreement;

(xvii) make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, extend the statute of limitations relating to material Taxes with any Governmental Entity, take any material position on a Tax Return inconsistent with a position taken on a Tax Return previously filed, amend any material Tax Return, initiate any voluntary disclosure or closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. applicable Law) with a taxing authority, settle or compromise any material Tax claim or assessment, surrender any right to claim a material Tax refund, or enter into any material Contract with (other than in the ordinary course of business) or request any material ruling from any Governmental Entity relating to Taxes;

(xviii) incur any capital expenditure or any obligations, liabilities or indebtedness in respect thereof, except for any capital expenditures incurred following the date of this Agreement in an amount not to exceed $500,000 in the aggregate in any 12-month period (provided, that, from and after the initial Outside Date, such amount shall be increased to $2,500,000); or

(xix) authorize any of, or commit, resolve, propose or agree (in writing or otherwise) to take any of the foregoing actions.

Section 6.2 Merger Sub Stockholder Consent. Parent shall, immediately after the execution and delivery of this Agreement, execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement, and will promptly thereafter deliver a copy of such written consent to the Company.

Section 6.3 No Control of the Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time, in each case, except as expressly set forth herein. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.4 Acquisition Proposals.

(a) Except as set forth in this Section 6.4, the Company agrees that it shall not, and it shall cause its Subsidiaries not to, and it shall use its commercially reasonable efforts to cause its and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit or knowingly facilitate or encourage (including by providing non-public information) any inquiries, proposals or offers that constitute or that would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish any information regarding, or provide access to the business, properties, assets, books or records (except as required by applicable Law) of, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub and their respective Representatives) in response to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; or (iii) continue, enter into, engage in or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any information or data relating to the Company or any of its Subsidiaries in response to any inquiry, proposal or offer that constitutes, or that would reasonably be expected to lead to, an Acquisition Proposal. The Company agrees that it shall and shall cause its Subsidiaries to, and the Company shall use its commercially reasonable efforts to cause its and their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any inquiry, proposal or offer that constitutes, or that would reasonably be expected to lead to, an Acquisition Proposal (including promptly (and in any event within one Business Day after the execution and delivery of this Agreement) terminating access of any such Person and its Representatives (other than Parent, Merger Sub and their respective Representatives) to any electronic data room relating to the Company and its

Subsidiaries); provided, that, prior to the Acceptance Time, nothing in this Agreement shall restrict the Company from granting a waiver of a “standstill” or similar obligation with respect to any Acquisition Proposal, in each case, if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, so long as the Company provides prior written notice to Parent of the Company’s granting of such waiver. Notwithstanding the foregoing, the Company may, in response to (A) an unsolicited bona fide written Acquisition Proposal that is received by the Company after the date of this Agreement and that did not result from a material breach of Section 6.4(a), contact in writing the Person making such Acquisition Proposal to seek to clarify any ambiguous terms and conditions of such Acquisition Proposal to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (B) an unsolicited inquiry or proposal from a third party, direct such third party or its Representative to the terms of this Agreement, including the provisions of this Section 6.4 (without, in each case, conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder). The Company shall be responsible for any action taken by its Representatives (to the extent acting in their respective authorized capacities on behalf or at the direction of the Company) that would violate this Section 6.4 if taken by the Company, and the Company shall instruct its Representatives in writing of the obligations set forth in this Section 6.4 promptly following the execution and delivery of this Agreement.

(b) Notwithstanding anything to the contrary in Section 6.4(a), at any time prior to the Acceptance Time, in response to an unsolicited bona fide written Acquisition Proposal that is received by the Company after the date of this Agreement and that did not result from a material breach of Section 6.4(a), if (1) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (2) prior to the time that the Company takes any such action with respect to any such Acquisition Proposal, the Company gives Parent written notice of the Company’s intention to take such action, the Company may (i) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement that contains confidentiality and non-use terms not materially less favorable in the aggregate to the Company to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and the absence of a “standstill” provision), a copy of which shall be provided to Parent promptly following the execution thereof, and (ii) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company shall provide or make available to Parent any information concerning the Company or any of its Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously made available to Parent, prior to or concurrently with such information being provided to such Person making such Acquisition Proposal or its Representatives.

(c) Subject to the permitted actions contemplated by Section 6.4(d) and Section 6.4(e), the Company Board shall not (i) (A) withhold, withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withhold, withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Recommendation; (B) adopt, approve, endorse or recommend, or otherwise declare advisable the adoption of, any Acquisition Proposal; or (C) resolve, agree or publicly propose to take any such actions (any such action or failure to act in the foregoing clauses (A) through (C), an “Adverse Recommendation Change”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent (whether binding or non-binding), memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other Contract (other than a confidentiality agreement referred to in Section 6.4(b) entered into in compliance with Section 6.4(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

(d) Notwithstanding the foregoing, at any time prior to the Acceptance Time, in response to the receipt of an unsolicited bona fide written Acquisition Proposal that is received by the Company after the date of this Agreement and that did not result from a material breach of this Section 6.4, that the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, the Company Board may make an Adverse Recommendation Change or terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 8.1(d)(ii), as applicable, or authorize, resolve, agree or propose publicly to take any such action, if, and only if, all of the following conditions are met:

(i) (A) the Company shall have provided to Parent at least three Business Days’ prior written notice (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be an Adverse Recommendation Change), which shall state expressly (1) that it has received a written Acquisition Proposal that the Company Board has determined constitutes a Superior Proposal, (2) the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group of Persons making the Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement in the form proposed to be entered into by the Company and all other documents (other than immaterial documents) related to the Superior Proposal and (3) that, subject to clause (ii) below, the Company Board is prepared to make an Adverse Recommendation Change or to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 8.1(d)(ii), as applicable, and (B) prior to making such Adverse Recommendation Change or terminating this Agreement and entering into such Alternative Acquisition Agreement in accordance with Section 8.1(d)(ii), as applicable, (x) during the three Business Day period commencing on the date of Parent’s receipt of such notice, the Company shall have engaged in good faith negotiations with Parent and its Representatives (to the extent Parent wishes to engage), which may be on a non-exclusive basis, to consider any adjustments proposed by Parent to the terms and conditions of this Agreement or the Offer or a possible alternative transaction such that the Acquisition Proposal ceases to constitute a Superior Proposal and (y) in determining whether to make an Adverse Recommendation Change or terminate this Agreement and enter into such Alternative Acquisition Agreement in accordance with Section 8.1(d)(ii), the Company Board shall have taken into account any adjustments to the terms of this Agreement or the Offer or any possible alternative transaction proposed by Parent and any other information provided by Parent and its Representatives during such three Business Day period in response to such notice; and

(ii) the Company Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that, taking into account any adjustments to the terms of this Agreement or the Offer or any possible alternative transaction proposed by Parent, such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make such Adverse Recommendation Change or to so terminate this Agreement and enter into such Alternative Acquisition Agreement in accordance with Section 8.1(d)(ii), as applicable, would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

The provisions of this Section 6.4(d) shall also apply to any changes to the financial or other material terms of such Acquisition Proposal, as the case may be, occurring prior to the Company Board effecting the Adverse Recommendation Change or terminating this Agreement and entering into such Alternative Acquisition Agreement in accordance with Section 8.1(d)(ii), in each case, with respect to such Acquisition Proposal in accordance with this Section 6.4(d), which shall require the Company to provide to Parent a new notice in accordance with this Section 6.4(d), except that the references to three Business Days in this Section 6.4(d) shall be deemed to be references to two Business Days.

(e) Notwithstanding the foregoing, at any time prior to the Acceptance Time, the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that an Intervening Event has occurred, the Company Board may make an Adverse Recommendation Change in response to such Intervening Event if, and only if, all of the following conditions are met:

(i) the Company shall have (A) provided to Parent three Business Days’ prior written notice (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be an Adverse Recommendation Change), which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale and basis for the Adverse Recommendation Change in response thereto and (2) state expressly that, subject to clause (ii) below, the Company Board is prepared to make an Adverse Recommendation Change in response to such Intervening Event and (B) during the three Business Day period commencing on the date of Parent’s receipt of such notice, prior to making such an Adverse Recommendation Change, engaged in good faith negotiations with Parent and its Representatives (to the extent Parent wishes to engage) to consider any adjustments proposed by Parent to the terms and conditions of this Agreement or the Offer or any possible alternative transaction proposed by Parent, such that the failure of the Company Board to make an Adverse Recommendation Change in response to such Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; and

(ii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Intervening Event and taking into account any adjustments proposed by Parent to the terms and conditions of this Agreement or the Offer or any possible alternative transaction proposed by Parent, the failure of the Company Board to make an Adverse Recommendation Change in response to such Intervening Event would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, for the avoidance of doubt, that no Intervening Event (or Adverse Recommendation Change in response thereto) shall provide the Company or the Company Board with any right to terminate this Agreement, which termination rights with respect to an Adverse Recommendation Change shall be limited solely to those expressly set forth in Section 8.1(d)(ii) with respect to a Superior Proposal.

The provisions of this Section 6.4(e) shall also apply to any material changes or developments with respect to such Intervening Event occurring prior to the Company Board effecting an Adverse Recommendation Change in response to such Intervening Event in accordance with this Section 6.4(e), which shall require the Company to provide to Parent a new notice in accordance with this Section 6.4(e), except that the references to three Business Days in this Section 6.4(e) shall be deemed to be references to two Business Days.

(f) The Company promptly (and in any event within 24 hours) shall advise Parent orally and in writing of (i) its receipt of any Acquisition Proposal (or inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal), (ii) any inquiry or request for non-public information relating to the Company or its Subsidiaries, other than inquiries or requests for information that are not related and would not reasonably be expected to be related to an Acquisition Proposal (and that would not reasonably be expected to lead to an Acquisition Proposal), and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal), including, in each case, the identity of the Person or group of Persons making any such Acquisition Proposal, inquiry, proposal, offer or request and the material terms and conditions of any such Acquisition Proposal, inquiry, proposal, offer or request (and the Company shall promptly (and in any event within 24 hours) deliver to Parent true and complete copies of any such written inquiries, proposals or offers (and any amendment, modification or supplement thereto) and any related correspondence or any proposed agreements received by the Company or its Representatives) and thereafter shall keep Parent informed, on a current basis (and in any event within 24 hours) of any material change, amendment or modification of the status or terms of any such inquiries, proposals or offers or the status of any such discussions or negotiations. Without limiting the foregoing, the Company shall promptly notify Parent of any meeting of the Company Board at which the Company Board considered any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, and the Company shall use its good faith efforts to provide such notice in advance of any such meeting of the Company Board to the extent reasonably practicable under the circumstances.

(g) Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); or (ii) making any required disclosure to the Company’s stockholders of factual information regarding the business, financial condition or results of operations of the Company or the fact that an Acquisition Proposal has been made (including the identity of the Person or group of Persons making such Acquisition Proposal and the material terms and conditions thereof), if, the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided, however, that any such action taken or disclosure made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Recommendation in such statement or disclosure (it being understood that a mere “stop, look and listen” letter or similar communication in compliance with Rule 14d-9(f) under the Exchange Act shall in no event, in and of itself, be deemed to be an Adverse Recommendation Change).

(h) As used in this Agreement:

(i) “Acquisition Proposal” means, whether oral or written, any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries contemplating or otherwise relating to an Acquisition Transaction.

(ii) “Acquisition Transaction” means any transaction or series of related transactions (other than the Offer, the Merger, and the other transactions contemplated by this Agreement) involving: (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, direct or indirect acquisition of securities, tender offer or similar transaction pursuant to which (i) a Person or group of Persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities (including options, warrants, convertible securities, rights or other instruments exercisable or convertible into voting securities) representing 20% or more of the outstanding shares of any class of voting securities of the Company or (ii) the Company issues securities representing more than 20% of the outstanding shares of any class of voting securities of the Company; (B) any direct or indirect sale, lease, license, exchange, transfer, acquisition or disposition of any assets of the Company and or its Subsidiaries that constitute or account for (i) 20% or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company or (ii) 20% or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole; or (C) any liquidation or dissolution of the Company

(iii) “Superior Proposal” means any Acquisition Proposal (A) with respect to an Acquisition Transaction on terms which, if consummated, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the Merger, the Offer and the other transactions contemplated by this Agreement, and (B) that the Company Board believes in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably likely to be consummated on the terms presented to the Company Board, in each case, taking into account at the time of determination all relevant circumstances, including all financial, regulatory, legal and other aspects of such proposal, all of the terms and conditions of such proposal, the identity of the Person or group of Persons making such proposal and the anticipated timing, conditions and the ability of the Person or group of Persons making such proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, the expectation of obtaining any approvals or financing necessary to consummate such Acquisition Transaction); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Transaction shall be deemed to be references to “50%.”

Section 6.5 Access to Information; Confidentiality.

(a) During the Interim Period, upon reasonable prior written notice and for reasonable business purposes related to the transactions contemplated by this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, (i) afford to Parent and its Representatives reasonable access during normal business hours, consistent with applicable Law, to the Company’s Representatives, books, records, Tax Returns, material operating and financial reports, work papers, assets, executive officers, offices and other facilities, Contracts and other documents and information relating to the Company and its Subsidiaries, and instruct the Company’s independent public accountants to provide reasonable access to their work papers (subject to the receipt of any required consents from such accountants and the execution of customary access letters) and such other information regarding the Company and its Subsidiaries, as Parent may reasonably request; and (ii) provide Parent and its Representatives with such copies of the books, records, Tax Returns, work papers, Contracts and other documents and information relating to the Company and its Subsidiaries, and with such additional financial, operating and other data and information relating to the Company and its Subsidiaries, as Parent may reasonably request; provided, that the Company shall be permitted to provide such information electronically or by other remote access where practicable. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (A) breach any Contract with any third party, (B) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company or (C) otherwise violate any applicable Law; provided that, in each case of clause (A), (B) and (C), the Company shall inform Parent of the general nature of the access or information being withheld and, upon Parent’s request, use commercially reasonable efforts to make appropriate substitute arrangements (including by way of example by entering into a joint defense or other similar agreement) to permit disclosure to the maximum extent permissible by applicable Law or Contract, as applicable. If Parent requests that the Company produce, compile or furnish any such data or information that would not otherwise be produced or compiled by the Company and its Subsidiaries, and the Company determines in good faith that it would be unreasonably burdensome to produce, compile or furnish such data or information, the Company shall not be obligated to produce, compile or furnish such data or information unless Parent agrees to reimburse the reasonable and documented out-of-pocket costs and expenses incurred by the Company in producing, compiling and furnishing such data or information.

(b) Each of Parent and Merger Sub will hold and treat and will cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated as of March 28, 2023, as amended effective March 10, 2025, between Parent and the Company (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. The parties hereto agree that the terms of the Confidentiality Agreement are hereby incorporated by reference herein as if set forth herein in their entirety and that such provisions shall apply mutatis mutandis and, as incorporated herein, shall survive until the Closing Date, or in the event this Agreement is validly terminated pursuant to Section 8.1, one year following the date of such termination.

Section 6.6 Regulatory Approvals.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall (i) with respect to or under any applicable Law (including under any Antitrust Law), use its reasonable best efforts to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under the HSR Act or any other Antitrust Law; (ii) use its reasonable best efforts to defend all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Merger; and (iii) use its reasonable best efforts to resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the provisions of Section 6.6(a) each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than 20 Business Days from the date of this Agreement an appropriate filing of a Notification and Report Form pursuant to the HSR Act. Parent shall not withdraw any such filing pursuant to the HSR Act without the Company’s prior written consent. Parent shall pay the filing fee required under the HSR Act.

(c) If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or the transactions contemplated hereby, including but not limited to a Second Request for Information under the HSR Act, then such party shall in good faith make, or cause to be made, after consultation with the other party, a response, as promptly as practicable, in substantial compliance with such request.

(d) The parties shall keep each other apprised of status with respect to the matters set forth in this Section 6.6 and work cooperatively in connection with obtaining the approvals of or clearances set forth in this Section 6.6 from each applicable Governmental Entity, including:

(i) cooperating with each other in connection with filings required to be made by any party under any Antitrust Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any substantive submission in relation to the transactions contemplated hereunder without first providing the other party with a copy of such submission in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities;

(ii) furnishing to the other party all information within its possession that is required for any application or other regulatory filing to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;

(iii) promptly notifying each other of any substantive communications from or with any Governmental Entity with respect to the matters set forth in this Section 6.6 and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect thereto;

(iv) consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws; and

(v) consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement, nothing under this Section 6.6 shall require Parent to (and the Company shall not, without the prior written consent of Parent): (i) sell, divest, or otherwise convey particular assets, categories, portions or parts of assets or businesses of Parent and its Subsidiaries; (ii) agree to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (iii) permit the Company to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries prior to the Effective Time; (iv) license, hold separate or enter into similar arrangements (including conduct of business arrangements) with respect to its respective assets or the assets of the Company; or (v) obtain prior approval or other approval from a Governmental Entity, or submit a notification or otherwise notify any Governmental Entity, prior to consummating any future transaction (other than the transactions contemplated by this Agreement) as a condition to obtaining any and all expirations of waiting periods under the HSR Act or other Antitrust Laws or consents from any Governmental Entity necessary to consummate the transactions contemplated hereby (any of the foregoing actions in clauses (i) through (v), a “Burdensome Condition”).

(f) The parties shall consult and cooperate with one another with respect to the strategy for obtaining any necessary approval of or responding to any request, inquiry, investigation, action or other Action by or before any Governmental Entity with respect to the Offer and the Merger, and the parties shall jointly cooperate with respect to all meetings and communications with any Governmental Entity in connection with the foregoing.

(g) Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a party may be provided to the other party either (i) on an outside counsel-only basis; or (ii) on a reasonably redacted basis allowing for the redaction of legally privileged or commercially sensitive material, including (1) to remove references concerning the valuation of the Company and its Subsidiaries; (2) as necessary to comply with contractual arrangements; (3) to remove references to competitively sensitive information of the business of Parent or its Affiliates unrelated to any Company Product; and (4) as necessary to preserve the attorney-client or other privileges under applicable Law.

(h) Nothing in this Section 6.6 shall in any way limit or restrict the ability of Parent and its Affiliates to effect or agree to any business combination (whether structured as a merger, business combination, tender offer, exchange offer or similar transaction) or the acquisition of any assets, licenses, rights, product lines, operations or businesses of any Person.

(i) For purposes of this Agreement, “Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, Foreign Antitrust Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

Section 6.7 Third-Party Consents.

(a) The Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to obtain, as promptly as practicable following the date of this Agreement and during the Interim Period, all consents, waivers, approvals, authorizations, notices, estoppels or other confirmations required to be obtained from or delivered to any third party (other than any Governmental Entity) in connection with the consummation of the transactions contemplated by this Agreement, including under any Material Contract, lease, license or other Contract to which the Company or any of its Subsidiaries is a party (collectively, the “Third-Party Consents”).

(b) The Company shall (i) keep Parent reasonably informed regarding the status of all material efforts to obtain any such Third-Party Consent, (ii) promptly notify Parent of any written notice or other communication received by the Company or any of its Subsidiaries relating to the need for, or the status of, any Third-Party Consent, and (iii) not agree to make any payment, concession or amendment to any Contract in connection with obtaining any Third-Party Consent without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge and agree that, assuming the accuracy of the representations and warranties of the Company set forth in Section 4.4(a)(iii), their respective obligations to consummate the transactions contemplated hereby are not contingent upon the receipt of any Third-Party Consent contemplated in this Section 6.7.

Section 6.8 Employment and Employee Benefits Matters; Other Plans.

(a) For purposes of this Section 6.8, (i) the term “Covered Employees” means all Company Employees who are employed by the Company or any of its Subsidiaries at the Effective Time, and (ii) the term “Continuation Period” means the period beginning on the Closing Date and ending on the first anniversary of the Closing Date.

(b) Except as otherwise agreed in writing between Parent and a Company Employee, during the Continuation Period, Parent shall, or shall cause one of its Affiliates (including the Surviving Corporation) to, maintain for any Covered Employee for so long as such Covered Employee remains an employee of Parent or any of its Affiliates, (i) cash compensation (such term to include salary or wages, as applicable, annual cash bonus opportunities, commission opportunities and severance opportunities) and (ii) benefits (including the costs thereof to Company Plan participants) that are in the aggregate, substantially comparable to, respectively, the cash compensation and benefits (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, non-qualified deferred compensation, defined benefit pension plan and retiree medical benefits) being provided to the Covered Employee immediately prior to the Effective Time. In addition, the Covered Employees shall be immediately eligible to participate in Parent’s Transitional Benefits Plan (x) on the terms and subject to the conditions thereof (including such terms and conditions that set forth specified categories of ineligibility), (y) in accordance with the job level determined for each such Covered Employee by Parent after the Closing in the ordinary course of business and consistent with the job leveling applied to similarly situated employees of Parent and its Affiliates and (z) with their level of benefits thereunder taking into account and giving full credit to their years of service with the Company immediately prior to the Effective Time.

(c) As of and after the Effective Time, Parent will, or will cause one of its Affiliates (including the Surviving Corporation) to, give Covered Employees full credit for purposes of eligibility and vesting (but not (i) for purposes of determining benefit accruals, including under any Parent defined benefit pension plans or (ii) for purposes of determining eligibility for benefits under any retiree medical program in which any Covered Employee participates after the Effective Time or sabbatical program) under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Covered Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation (each, a “Parent Plan”) for the Covered Employees’ service with the Company, its Subsidiaries and their predecessor entities to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall, (i) waive any pre-existing condition, and (ii) (A) waive any waiting periods with respect to eligibility and coverage requirements to the same extent such limitations would have been waived or satisfied under the Company Plan the Covered Employee participated in immediately prior to coverage under the applicable Parent Plan and (B) use commercially reasonable efforts to give effect, in determining credit for any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Covered Employees prior to the Covered Employee’s coverage under any applicable Parent Plan during the calendar year in which such amount was paid, to the same extent such credit was given under the Company Plan such Covered Employee participated in immediately prior to the Effective Time and to the extent reported to Parent by the Company, in satisfying any applicable deductible or maximum out-of-pocket requirements under the applicable Parent Plan. In no event shall anything contained in this Section 6.8(c) result in any duplication of benefits for the same period of service.

(d) From and after the Effective Time, except as otherwise agreed in writing between Parent and a Covered Employee or as otherwise provided in this Agreement, Parent shall assume or retain, and shall cause the Surviving Corporation and its Subsidiaries to assume or retain, as the case may be, sponsorship of, and all liabilities and obligations with respect to, the Company Plans in accordance with the terms thereof.

(e) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall (i) be treated as an amendment to any Company Plan, (ii) obligate Parent, the Company or any of its Subsidiaries (including, following the Effective Time, the Surviving Corporation) to maintain any particular benefit plan or arrangement or retain the employment of any particular Person for any fixed period of time following the Effective Time or (iii) prevent Parent, the Company or any of its Subsidiaries (including, following the Effective Time, the Surviving Corporation) from amending or terminating any Company Plan or other employee benefit plan or arrangement, to the extent such amendment or termination is permitted by the terms of the applicable plan or arrangement. Nothing herein is intended to provide any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) or entity any third-party beneficiary rights under this Agreement.

Section 6.9 Takeover Laws. If any Takeover Law is or becomes (or purports to be) applicable to this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective Boards of Directors shall take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Offer, the Merger and the other transactions contemplated hereby, and use their respective reasonable best efforts to assist in any challenge by Parent or Merger Sub to the validity or applicability to the transactions contemplated hereby of any such Takeover Law. During the Interim Period, without the prior written consent of the Company, except as expressly contemplated by this Agreement (including the Offer), Parent shall not, and shall cause its Affiliates not to, acquire, offer to acquire, agree to acquire, by purchase or otherwise, or provide financing for the acquisition of, any Shares (including any rights, options or other derivative securities or contracts or instruments that derives its value from (in whole or in part, or by reference to) such securities (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combinations of the foregoing)).

Section 6.10 Notification of Certain Matters. The Company and Parent shall promptly notify each other of:

(a) any material notice or other material communication received by such party from any Governmental Entity in connection with the Offer or the Merger or the other transactions contemplated hereby;

(b) to the extent that such party is aware of such communication, any written communication from any Person alleging that the consent of such Person is or may be required in connection with the Offer or the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation or Parent or the transactions contemplated hereby;

(c) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Offer or the Merger or the other transactions contemplated hereby, or that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement; or

(d) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would, individually or in the aggregate, cause or result in (or would reasonably be expected to cause or result in) any of the conditions to the Merger set forth in Article VII or any of the Offer Conditions not being satisfied or satisfaction of those conditions being materially delayed or materially impaired in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available under this Agreement to the party receiving such notice.

The failure to give prompt notice pursuant to this Section 6.10 shall not constitute a failure of a condition to the Merger set forth in Article VII or any of the Offer Conditions, or give rise to a right to terminate this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(d)(i), as applicable, except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure or give rise to such termination right.

Section 6.11 Directors’ and Officers’ Indemnification, Exculpation and Insurance.

(a) Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, to the extent permitted by applicable Law, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, each present and former (in each case, as of the Effective Time) officer or director of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer or director of the Company or any of its Subsidiaries at or prior to the Effective Time and (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company’s Organizational Documents, and in each case to the same extent such Indemnified Parties are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the Organizational Documents of the Company and its Subsidiaries, as applicable, and the indemnification agreements in existence and effect on the date of this Agreement with any directors and officers of the Company or any of its Subsidiaries that have been made available to Parent.

(b) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than as set forth in the Company’s Organizational Documents as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would adversely affect the rights thereunder of any such Indemnified Party.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger and Merger Sub and Parent shall cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six years after the Closing; provided, however, that the amount paid for such policy shall not exceed 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof for its existing directors’ and officers’ insurance; provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) Notwithstanding anything herein to the contrary, any bona fide claim made by an Indemnified Party pursuant to the rights provided under this Section 6.11 within such six-year period shall continue to be subject to this Section 6.11 until the final disposition of such claim.

(e) The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 6.11 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent’s option, Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.11.

Section 6.12 Rule 16b-3. Prior to the Effective Time, and in any event not later than two Business Days prior to the Closing Date, the Company shall take all actions as may be reasonably necessary or advisable (including the adoption of resolutions by the Company Board or the compensation committee thereof) to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Equity Awards and any other equity securities of the Company in the transactions contemplated by this Agreement (including derivative securities) by each individual who is or becomes, at or prior to the Effective Time, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13 Public Announcements. Except in the case of any portion of any announcement to the extent relating to any Adverse Recommendation Change, Acquisition Proposal or Superior Proposal in accordance with Section 6.4, which shall not be subject to this Section 6.13, each, of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Offer, the Merger and the other transactions contemplated hereby, and shall not issue any such press release or make any public announcement without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as (a) may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system on which securities of Parent or the Company are listed, in which case the party required to make the release or announcement shall use commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party) or (b) for any public statement in response to questions from the press, analysts, investors or those attending industry conferences, internal announcements to employees, so long as such statements are consistent with previous press releases, public disclosures or public statements approved by the other party. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent (or an Affiliate of Parent) and the Company and the parties shall consult with and provide each other a reasonable opportunity to review and comment upon such initial press release prior to the issuance thereof.

Section 6.14 Obligations of Merger Sub and Surviving Corporation. Parent shall take all action necessary to cause Merger Sub, prior to the Effective Time, and the Surviving Corporation, at or following the Effective Time, to perform their respective obligations under this Agreement, on the terms and subject to the conditions of this Agreement.

Section 6.15 Payoff Letter. At the Closing, but contingent upon the occurrence of the Closing, Parent shall pay, or cause to be paid, on behalf of the Company, all amounts necessary to pay and fully discharge the then-outstanding Obligations (as defined under the Term Loan Facility) of the Company under the Term Loan Facility and the other Loan Documents (as such term is defined in the Term Loan Facility, and collectively with the Term Loan Facility, the “Existing Loan Documents”). No less than five Business Days prior to the Closing Date, the Company shall obtain a customary payoff letter from the lenders for the Existing Loan Documents, which shall provide, without limitation: (a) the amount of the then-outstanding Obligations of the Company, including unpaid principal, all accrued but unpaid interest, any prepayment fees and penalties and all other fees, expenses and other amounts required to be paid under the Existing Loan Documents in order to repay all amounts due and owing under the Existing Loan Documents as of the Closing, (b) that the commitments thereunder will terminate upon such payoff and (c) for the release of all Liens in connection therewith on the Closing Date.

Section 6.16 Lender Conversion. Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (a) take, or cause to be taken, all actions required under the terms of the Term Loan Facility in respect of any Lender Conversion, (b) provide Parent with prompt written notice of any election, request, demand or other material communication received from any lender in respect of a Lender Conversion, (c) not initiate, solicit, encourage or enter into any amendment, waiver, side letter or other arrangement with any lender relating to a Lender Conversion without Parent’s prior written consent, and (d) ensure that any Shares issued upon a Lender Conversion are validly issued, fully paid and non-assessable.

Section 6.17 FIRPTA Certificate. Prior to the Effective Time, the Company shall deliver an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, dated as of the Closing Date and in form and substance as reasonably required under Treasury Regulation Section 1.897-2(h), along with (b) a duly completed and executed notification to the IRS described in Treasury Regulation Section 1.897-2(h)(2) regarding delivery of such affidavit. The Company acknowledges that Parent may cause the Company to file such notification with the IRS on or after the Closing Date.

Section 6.18 Stockholder Litigation. During the Interim Period: (a) the Company shall promptly (and in any event within 48 hours) advise Parent in writing of any stockholder litigation against the Company or any of its directors or officers (in their capacities as such) relating to this Agreement or the transactions contemplated by this Agreement, including the Offer and the Merger, and shall keep Parent reasonably informed regarding any such stockholder litigation; and (b) the Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such stockholder litigation (and the Company shall in good faith consider and reflect Parent’s reasonable comments thereon) and the right to participate (at Parent’s expense) in connection with any such stockholder litigation. No settlement of any such stockholder litigation shall be proposed or agreed to by the Company or its Representatives without Parent’s prior written consent. The parties agree and acknowledge that the Company’s compliance or failure of compliance with the foregoing clause (a) of this Section 6.18 shall not constitute a failure of a condition to the Merger set forth in Article VII or any of the Offer Conditions, or give rise to a right to terminate this Agreement pursuant to Section 8.1(c)(i), except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure or give rise to such termination right.

Section 6.19 Stock Exchange Delisting; Deregistration. During the Interim Period, each of Parent and the Company shall cooperate with one another and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 days after the Closing Date.

Section 6.20 Company Warrants. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to, with respect to any Company Warrant that by its terms may remain outstanding following the Effective Time, obtain all consents, agreements, instruments and to take other actions reasonably necessary to provide that, immediately prior to or concurrently with the Effective Time, (a) each such Company Warrant shall be cancelled and terminated, and (b) each holder of each such Company Warrants shall be entitled to receive in consideration therefor, in full satisfaction of each such Company Warrant, only the consideration contemplated by Article III. Parent shall have the right to review and approve (such approval not to be unreasonably withheld, conditioned or delayed) the form of all consents, agreements, instruments or other documentation proposed to be entered into with respect to the treatment of such Company Warrants as contemplated hereby. Prior to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, take, or cause to be taken, all actions required under the terms of each Company Warrant in connection with the transactions contemplated by this Agreement, including any required notices to the holders of such Company Warrants.

Section 6.21 Intellectual Property Matters. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to (a) provide to Parent evidence, in form and substance reasonably acceptable to Parent, of the recordation of assignment of the patents set forth on Section 6.21(a) of the Company Disclosure Letter, and (b) enter into confirmatory assignment agreements, in form and substance reasonably acceptable to Parent, assigning to the Company all Intellectual Property, including data, materials and proprietary information, created under the Contracts set forth on Section 6.21(b) of the Company Disclosure Letter.

Section 6.22 Tax Ruling. As promptly as reasonably practicable after the date hereof, the Company shall instruct its applicable Representatives to prepare and file with the ITA an application for a ruling confirming that (a) the cancellation and exchange of the Section 102 Awards and conversion of the Section 102 Shares in accordance with this Agreement shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the Merger Consideration is deposited with the 102 Trustee until the end of the respective holding period, and (b) the deposit of the Merger Consideration with the Paying Agent and the 102 Trustee shall not be subject to any withholding obligation and that tax continuity shall apply with respect to the Company Equity Awards (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Corporation, the Paying Agent and their respective agents from any Israeli withholding obligation. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that (i) the cancellation and exchange of the Section 102 Awards and conversion of the Section 102 Shares in accordance with this Agreement shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the Merger Consideration is deposited with the 102 Trustee until the end of the respective holding period and (ii) Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding Tax in relation to any payments made with respect to Company Equity Awards that are subject to Section 3(i) of the Ordinance, Section 102 Awards, or Section 102 Shares to the Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained. Without limiting the generality of the foregoing, each of the Company and Parent shall cause their respective applicable Representatives to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling). Any written submission or documents or forms or letters or applications filed or otherwise submitted to the ITA with respect to Interim Options Tax Ruling and the Options Tax Ruling, including the final text of the Interim Options Tax Ruling and the Options Tax Ruling, shall be subject to the prior written confirmation of Parent (such consent shall not be unreasonably withheld, conditioned or delayed). On the terms and subject to the conditions of this Agreement, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, and the Options Tax Ruling, as promptly as practicable. Parent and its applicable Representatives may attend any meeting or discussion with the ITA regarding the Interim Options Tax Ruling and the Options Tax Ruling at their own expense, and the Company and its applicable Representatives shall inform Parent and its applicable Representatives of such meeting or discussion in advance within a reasonable period of time. Should Parent or its applicable Representatives not attend any meeting or discussion with the ITA, the Company shall reasonably promptly (and in any event within 48 hours) provide Parent and its applicable Representatives with a reasonable update regarding such meeting or discussion.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) No Injunctions or Legal Restraints; Illegality. No Law or Order (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Entity of competent jurisdiction (each, a “Restraint”) shall be in effect enjoining, restraining, preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal.

(b) Purchase of Shares in the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Section 7.2 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such party to perform any of its covenants or obligations under this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned (with any termination by Parent also being an effective termination by Merger Sub) by written notice of the terminating party to the other party (other than in the case of Section 8.1(a)):

(a) by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

(b) by either Parent or the Company:

(i) the Acceptance Time shall not have occurred on or before March 17, 2026 (the “Outside Date”); provided, however, that in the case of this Section 8.1(b)(i), if on the Outside Date all of the Offer Conditions (other than the Offer Conditions referred to in clause (b) or clause (c)(i) of Annex A hereto (solely to the extent related to the HSR Act or any other Antitrust Law)) shall have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such Offer Conditions being capable of being satisfied at the Acceptance Time) or waived (to the extent waivable under applicable Law), then, the Outside Date may be extended by either Parent or the Company for up to two additional 120-day periods (and all references to the Outside Date herein shall be as so extended) by the delivery of written notice of such to the other party; provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(i) if any failure of such party to perform any of its covenants or obligations under this Agreement has been a principal cause of, or resulted in, such failure of the Acceptance Time to occur prior to the Outside Date;

(ii) the Offer shall have expired or been terminated, in accordance with its terms and this Agreement, without the acceptance for payment of Shares pursuant thereto; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(ii) if any failure of such party to perform any of its covenants or obligations under this Agreement has been a principal cause of, or resulted in, the Offer having so expired or been terminated without the acceptance for payment of Shares pursuant thereto; or

(iii) at any time prior to the Acceptance Time, if any Governmental Entity of competent jurisdiction shall have issued a Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting or making illegal the acceptance for payment of or the payment for the Shares pursuant to the Offer or the consummation of the Merger, and such Restraint shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to any party whose material breach of this Agreement has been a principal cause of, or resulted in, the issuance of such final and non-appealable Restraint;

(c) by Parent, at any time prior to the Acceptance Time:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (i) would result in the failure of an Offer Condition to be satisfied and (ii) cannot be or has not been cured by the earlier of (A) the Outside Date and (B) the date that is 10 Business Days after the date on which Parent has delivered written notice to the Company of such breach or failure to perform or to be true; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if Merger Sub or Parent is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that the Company has the right (after giving notice and the lapse of any cure period) to terminate this Agreement pursuant to Section 8.1(d)(i) (disregarding the notice and cure rights set forth therein);

(ii) if a Triggering Event shall have occurred; provided, that Parent terminates this Agreement pursuant to this Section 8.1(c)(ii) within 10 Business Days of such Triggering Event; provided, however, that with respect to a Triggering Event of the type set forth in clauses (a) and (b) of the definition of Triggering Event, such 10 Business Day period shall not expire until the 10th Business Day after the Company provides Parent with written notice of the occurrence of such Triggering Event;

(d) by the Company, at any time prior to the Acceptance Time:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the scheduled Expiration Date (A) would have a Parent Material Adverse Effect and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) the date that is 10 Business Days after the date on which the Company has delivered written notice to Parent of such breach or failure to perform or to be true; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that Parent has the right (after giving notice and the lapse of any cure period) to terminate this Agreement pursuant to Section 8.1(c)(i) (disregarding the notice and cure rights set forth therein);

(ii) if (A) the Company Board authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 6.4, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement providing for such Superior Proposal, and (C) prior to or concurrently with, and as a condition to, such termination, the Company pays to Parent in immediately available funds the Company Termination Fee pursuant to Section 8.3(b);

(iii) if (A) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such Offer Conditions being capable of being satisfied at the Acceptance Time) have been satisfied or waived (to the extent permitted hereunder) on the Expiration Date and (B) Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer within two Business Days following the Expiration Date; provided, that notwithstanding anything in Section 8.1(b)(i) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 8.1(b)(i) during any such two Business Day period;

(iv) if (A) Merger Sub fails to commence the Offer in breach of Section 1.1, (B) Merger Sub shall have terminated the Offer prior to the Expiration Date (as may be extended and re-extended in accordance with Section 1.1(d)), other than in accordance with this Agreement, or (C) Parent or Merger Sub shall have made any material change to the Offer in breach of this Agreement and Parent and Merger Sub fail to amend the Offer to cure such breach by the date that is five Business Days after the date on which the Company has delivered written notice to Parent of such breach.

Section 8.2 Effect of Termination. In the event of the valid termination of this Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, or any other Person; provided that the Confidentiality Agreement and the provisions of Section 4.24 (Brokers), Section 5.10 (Brokers), Section 6.5(b) (Access to Information; Confidentiality), Section 6.13 (Public Announcements), this Section 8.2, Section 8.3 (Fees and Expenses), Section 9.2 (Notices), Section 9.5 (Certain Definitions), Section 9.7 (Entire Agreement), Section 9.4 (Parties in Interest), Section 9.9 (Governing Law), Section 9.10 (Submission to Jurisdiction), Section 9.11 (Assignment; Successors), Section 9.12 (Specific Performance), Section 9.14 (Severability), Section 9.15 (Waiver of Jury Trial) and Section 9.18 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof and remain in full force and effect in accordance with their respective terms. Notwithstanding the foregoing, except as set forth in Section 8.3(c) or Section 8.3(e), none of Parent, Merger Sub or the Company shall be released from any liabilities or damages arising out of any Willful Breach by such party or any Fraud, and the parties acknowledge and agree that, to the fullest extent permitted under Section 261(a)(1) of the DGCL, such liabilities or damages will not be limited to reimbursement of expenses or out of pocket costs and may include the benefit of the bargain lost (and which may, in the case of liabilities or damages payable by Parent or Merger Sub, include the benefit of the bargain lost (including any lost premium) by the Company and its stockholders), taking into consideration all relevant matters, including other opportunities and the time value of money (and which amounts shall, in the case of liabilities or damages payable by Parent or Merger Sub, be recovered and retained by the Company). For purposes of this Agreement, “Willful Breach” means a material breach of this Agreement that is a consequence of an act or failure to act by the breaching party which the breaching party knew, or reasonably should have known, would or would reasonably be expected to, cause or constitute a material breach of this Agreement.

Section 8.3 Fees and Expenses.

(a) Except as otherwise expressly provided in this Agreement, including this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. Notwithstanding anything to the contrary contained herein, Parent shall pay, or cause to be paid, all documentary, sales, use, registration, value added, transfer, stamp, recording and similar Taxes incurred in connection with this Agreement and the transactions contemplated hereby, other than any Taxes described in Section 3.3(c), and shall file all Tax Returns related thereto, regardless of who may be liable therefor under applicable Law.

(b) In the event that:

(i) (A) an Acquisition Proposal (whether or not conditional) or an intention to make an Acquisition Proposal (whether or not conditional) shall have been made to the Company Board or is made directly to the Company’s stockholders or is otherwise publicly disclosed (or shall have otherwise become publicly known) after the date of this Agreement and not withdrawn (and if such Acquisition Proposal was publicly disclosed or has otherwise become publicly known, such withdrawal is publicly disclosed or has otherwise become publicly known) prior to the termination of this Agreement, and (B) thereafter this Agreement is terminated (x) by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) or (y) by Parent pursuant to Section 8.1(c)(i) on account of a breach occurring after the making or disclosure of such Acquisition Proposal, and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Transaction that is later consummated (whether during or after such 12 month period), or recommends or submits any Acquisition Transaction to its stockholders for adoption that is later consummated (whether during or after such 12 month period), or any Acquisition Transaction is consummated (which, for the avoidance of doubt, in each case in this clause (C), need not be with respect to the same Acquisition Proposal that was made, disclosed or communicated prior to any such termination of this Agreement);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii);

then, in any such event, the Company shall pay to Parent a fee of $79,900,000 (the “Company Termination Fee”), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Any Company Termination Fee due and payable pursuant to this Section 8.3(b) shall be paid as follows: (A) if due and payable pursuant to Section 8.3(b)(i), on the date such Acquisition Transaction is consummated; (B) if due and payable pursuant to Section 8.3(b)(ii), no later than the second Business Day following such termination pursuant to Section 8.1(c)(ii); and (C) if due and payable pursuant to Section 8.3(b)(iii), prior to or concurrently with, and as a condition to, such termination pursuant to Section 8.1(d)(ii). All payments pursuant to this Section 8.3(b) shall be made by wire transfer of immediately available funds to an account designated in writing to the Company by Parent.

(c) In the event that Parent or its designee shall receive full payment of the Company Termination Fee when due and payable pursuant to Section 8.3(b), the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions herein (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding (including any claim for Willful Breach) against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated herein or any matters forming the basis for such termination; provided, that, notwithstanding the foregoing, in the event that this Agreement is terminated in circumstances in which the Company Termination Fee is payable hereunder, Parent may, in its sole discretion, elect to decline such payment of the Company Termination Fee and instead bring or maintain any claim, action or proceeding (including any claim for Fraud or Willful Breach) for monetary damages against the Company in accordance with Section 8.2 (which damages shall not be limited to the amount of the Company Termination Fee); provided, however, that in no event shall Parent be permitted to both accept payment of the Company Termination Fee and bring or maintain any such claim, action or proceeding.

(d) In the event that the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) and all of the Offer Conditions (other than the Offer Conditions referred to in clause (b) or clause (c)(i) of Annex A hereto (solely to the extent related to the HSR Act or any other Antitrust Law)) shall have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time, but subject to such Offer Conditions being capable of being satisfied at the Acceptance Time) or waived (to the extent waivable under applicable Law), and a material breach of this Agreement by the Company has not been a principal cause of, or resulted in, either the Acceptance Time not having occurred by the Outside Date or the issuance of the applicable final and non-appealable Restraint, as applicable, then Parent shall pay or cause to be paid to the Company a fee of $79,900,000 (the “Parent Termination Fee”), (i) within two Business Days of such termination in the event of such a termination by the Company or (ii) substantially concurrently with such termination in the event of such a termination by Parent. All payments pursuant to this Section 8.3(d) shall be made by wire transfer of immediately available funds to an account designated in writing to Parent by the Company.

(e) In the event that the Company or its designee shall receive full payment of the Parent Termination Fee when due and payable pursuant to Section 8.3(d), the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions herein (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company or any of its Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding (including any claim for Willful Breach) against Parent, Merger Sub or any of their respective Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated herein or any matters forming the basis for such termination; provided, that, notwithstanding the foregoing, in the event that this Agreement is terminated in circumstances in which the Parent Termination Fee is payable hereunder, the Company may, in its sole discretion, elect to decline such payment of the Parent Termination Fee and instead bring or maintain any claim, action or proceeding (including any claim for Fraud or Willful Breach) for monetary damages against Parent or Merger Sub in accordance with Section 8.2 (which damages shall not be limited to the amount of the Parent Termination Fee); provided, however, that in no event shall the Company be permitted to both accept payment of the Parent Termination Fee and bring or maintain any such claim, action or proceeding.

(f) The parties acknowledge that the agreements contained in Section 8.3(b) and Section 8.3(d) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, the parties would not have entered into this Agreement. If the Company fails to pay the Company Termination Fee or Parent fails to pay the Parent Termination Fee when due and payable pursuant to Section 8.3(b) or Section 8.3(d), as applicable, and, in order to obtain such payment, the applicable party commences any Action that results in an award against the other party for such Company Termination Fee or Parent Termination Fee, as applicable, the Company or Parent, as applicable, shall pay the other party’s costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of the Company Termination Fee or Parent Termination Fee, as applicable, from the date such payment was required to be made pursuant to Section 8.3(b) or Section 8.3(d), as applicable, until the date the applicable Company Termination Fee or Parent Termination Fee is paid in full, at the prime lending rate as published in The Wall Street Journal (as in effect on the date such Company Termination Fee or Parent Termination Fee was required to be paid hereunder).

ARTICLE IX

MISCELLANEOUS

Section 9.1 Non-Survival of Representation and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 9.2 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties, prior to the Effective Time, by action taken or authorized by their respective Boards of Directors; provided, however, that after Merger Sub has accepted for payment and paid for Shares pursuant to the Offer, no amendment may be made which decreases the Merger Consideration. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 9.3 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) if sent by email or facsimile transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided that the sender of such email does not receive written notification of delivery failure); or (b) if sent by email or facsimile transmission after 6:00 p.m. recipient’s local time, the Business Day following the date of transmission (provided that the sender of such email does not receive written notification of delivery failure), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub or, at or following the Effective Time, the Surviving Corporation, to:

Roche Holdings, Inc.

1 DNA Way

South San Francisco, California 94080

Attention: General Counsel

Facsimile: [***]

with a copy (which copy shall not constitute notice) to:

F. Hoffmann-La Roche Ltd

Grenzacherstrasse 124

CH-4070 Basel

Switzerland

Attention: Group Legal Department

Email: [***]

and

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Attention: Sharon R. Flanagan; John H. Butler; Sally Wagner

Partin; Daniel J. Belke

Email: [***]

(ii) if to Company, to:

89bio, Inc.

655 Montgomery Street, Suite 1500

San Francisco, CA 94111

Attention: Chief Operating Officer

Email: [***]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111-3715

Attention: Ryan A. Murr, Branden C. Berns, George Sampas, Evan D’Amico

E-mail: [***]

Section 9.5 Certain Definitions. For purposes of this Agreement:

(a) “102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards;

(b) “2019 Plan” means the 89bio, Inc. 2019 Amended and Restated Equity Incentive Plan, as amended from time to time;

(c) “2023 Inducement Plan” means the 89bio, Inc. Amended and Restated 2023 Inducement Plan, as amended from time to time;

(d) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, in the case of Parent and Merger Sub, for purposes of this Agreement, the term “Affiliate” shall not include Chugai Pharmaceutical Co., Ltd., 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo, 104-8301, Japan (“Chugai”) unless and until Parent provides written notice to the Company specifying Chugai as an Affiliate of Parent or Merger Sub;

(e) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York or San Francisco, California are authorized or required by applicable Law to be closed;

(f) “Code” means the Internal Revenue Code of 1986;

(g) “Company Employee” means any current employee or officer of the Company or any of its Subsidiaries;

(h) “Company Employee Agreement” means any written employment, severance, retention, transaction bonus, change in control or other similar material Contract between: (a) the Company or any of its Subsidiaries and (b) any Company Employee, other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Law) without any obligation on the part of the Company or any of its Subsidiaries to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by the Company or any of its Subsidiaries under applicable foreign Law;

(i) “Company Equity Awards” means the Company PSUs, the Company RSUs and the Company Stock Options;

(j) “Company ESPP” means the 89bio, Inc. 2019 Employee Stock Purchase Plan, as amended from time to time;

(k) “Company Fundamental Representations” means the representations and warranties contained in Section 4.1(a) (Organization, Standing and Power), Section 4.2 (Capital Stock), Section 4.3 (Authority), Section 4.4(a)(i), Section 4.4(a)(ii) and Section 4.4(c) (No Conflict; Consents and Approvals), Section 4.21 (State Takeover Statutes; Anti-Takeover Provisions), Section 4.22 (Section 251(h)), Section 4.24 (Brokers) and Section 4.25 (Opinions of Financial Advisors);

(l) “Company Intellectual Property” means all of the Intellectual Property and Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries;

(m) “Company Plan” means collectively, the Company Employee Agreements, each “employee benefit plan” (within the meaning of section 3(3) of ERISA) and each other stock purchase, stock option, phantom equity, restricted stock, equity or equity-based compensation, severance, change-in-control, retention, pension, retirement, profit-sharing, fringe benefit, vacation, sick pay, supplemental unemployment, hospitalization or other medical, life, or other insurance, long or short term disability, bonus, incentive compensation, deferred compensation or any other employee benefit plan, agreement, program, policy, practice or other arrangement, in each case, whether or not subject to ERISA, whether formal or informal, written or unwritten or legally binding or not, (a) that is established, sponsored, maintained or contributed to (or required to be contributed to) by the Company for the benefit of any current or former employee, officer, director or other individual service provider (or any beneficiary or dependent thereof) of the Company or its Subsidiaries, (b) under which any current or former employee, officer, director or other individual service provider (or any beneficiary or dependent thereof) of the Company or its Subsidiaries has any present or future right to benefits or (c) with respect to which the Company or its Subsidiaries is a party or has had or has any present or future liability;

(n) “Company Product” means any and all products, molecules, compounds, agents and services that currently are under development, that are used or held for use by the Company or any of its Subsidiaries, or that otherwise are owned by or purported to be owned by or exclusively licensed by the Company or any of its Subsidiaries;

(o) “Company PSU” means each award of restricted stock units including those granted pursuant to a Restricted Stock Unit Agreement of the Company outstanding immediately before the Effective Time under any Company Stock Plan that is subject to performance-based vesting;

(p) “Company RSU” means each award of restricted stock units including those granted pursuant to a Restricted Stock Unit Agreement of the Company outstanding immediately before the Effective Time under any Company Stock Plan, other than Company PSUs;

(q) “Company Stock Options” means any stock option which immediately before the Effective Time, has not been exercised, has not expired or has not terminated, to purchase Shares pursuant to a Company Stock Plan;

(r) “Company Stock Plans” means the Company ESPP, the 2019 Plan and the 2023 Inducement Plan, and any other stock option, stock bonus, stock award, or stock purchase plan, program or arrangement of the Company or any of its Subsidiaries or any predecessor thereof or any other Contract entered into by the Company or any of its Subsidiaries;

(s) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise;

(t) “CVR Agreement” means a Contingent Value Rights Agreement substantially in the form attached hereto as Exhibit B, to be entered into between Parent and the Rights Agent, with such revisions thereto as may be requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any holder of a CVR;

(u) “ERISA” means the Employee Retirement Income Security Act of 1974;

(v) “ERISA Affiliate” means each corporation or entity conducting a trade or business (whether or not incorporated) which would be treated as a single employer with the Company under Section 414(b), 414(c), 414(m) or 414(o) of the Code or pursuant to Section 4001(b) of ERISA;

(w) “Fraud” means actual fraud by a party hereto, which involves a knowing and intentional or willful misrepresentation or omission of a material fact with the specific intention that the other party hereto rely thereon to such Person’s detriment, and does not include any fraud claim based on negligent misrepresentation, recklessness or any equitable fraud or promissory fraud;

(x) “Health Care Laws” means all healthcare Laws applicable to the operation of the Company’s business as currently conducted, including, any applicable Law the purpose of which is to ensure the safety, efficacy and quality of pharmaceutical, biotechnology, and similar products by regulating the research, development, manufacturing and distribution of such products, including applicable Law relating to good laboratory practices, good clinical practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, good manufacturing practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports, and relating to promotion and sales of health care products to providers and facilities that bill or submit claims under government healthcare programs including, (i) the FDA Laws; and (ii) any and all federal, state and local fraud and abuse applicable Law, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Law (42 U.S.C. 1395nn et seq.), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Exclusion Laws (42 U.S.C.§§ 1320a-7 and 1320a-7a), the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Prohibition on Inducement of Beneficiaries Statute (42 U.S.C. § 1320a-7a(a)(5)), the Medicare Secondary Payer Law (42 U.S.C. § 1395y(b)), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the Federal Health Care Fraud Law (18 U.S.C. § 1347), the Federal Health Care Fraud Law (18 U.S.C. § 1347), the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (codified at 42 U.S.C. § 300gg and 29 U.S.C. § 1181 et seq. and 42 USC 1320d et seq.), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), all applicable state privacy and confidentiality Laws, and state Laws;

(y) “In the Money Company Warrant” means each Company Warrant which has a per Share exercise price that is less than the Closing Amount;

(z) “In the Money Option” means each Company Stock Option which has a per Share exercise price that is less than the Closing Amount;

(aa) “Intellectual Property” means formulae, inventions (whether or not patentable), know-how, methods, processes, technology, specifications, Software, techniques, URLs, web sites, works of authorship, confidential information, concepts, procedures, formulas, discoveries, compositions, technical data, designs, and other proprietary information and proprietary materials;

(bb) “Intellectual Property Rights” means any and all statutory or common law intellectual property rights throughout the world, including any of the following: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), United States and foreign patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, reexaminations, continuations and continuations in part thereof (collectively, “Patents”); (ii) all trade secrets and similar rights in confidential information, know-how, and materials (collectively, “Trade Secrets”); (iii) all registered and unregistered copyrights and all other rights corresponding thereto in any works of authorship, including Software and moral rights (collectively, “Copyrights”); (iv) all registered and unregistered trademark rights and similar rights in trade names, logos, trade dress, trademarks and service marks, or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services, together with all goodwill relating thereto (collectively, “Trademarks”); (v) all rights in databases and technical data collections; (vi) all rights to Uniform Resource Locators, Web site addresses and domain names, together with all goodwill relating thereto; (vii) any similar, corresponding or equivalent rights to any of the foregoing; (viii) any registrations and renewals of or applications to register any of the foregoing; and (ix) all rights to sue for and collect damages for past, present and future infringement, misappropriation or other violation of the foregoing and all copies and tangible embodiments of any of the foregoing (in whatever form or medium);

(cc) “Intervening Event” means an event, change, effect, development, condition or occurrence material to the Company that was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known or reasonably foreseeable by the Company Board as of the date of this Agreement, the consequences of which were not known or reasonably foreseeable); provided that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States; (ii) changes (including changes in applicable Law) or conditions generally affecting the industry in which the Company operates; (iii) the announcement or pendency of this Agreement or the transactions contemplated hereby; (iv) changes in the market price or trading volume of the Shares (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event); (v) the Company’s meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event); (vi) any facts relating to Parent or its Affiliates; (vii) the receipt, existence or terms of any Acquisition Proposal (or any inquiry, proposal or offer with respect to any transaction that does not constitute an Acquisition Transaction by virtue of the references to “20%” therein) or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal; or (viii) the consequences of any of the foregoing;

(dd) “ITA” means the Israel Tax Authority;

(ee) “knowledge” of the Company means the actual knowledge of the individuals listed on Section 9.5(ee) of the Company Disclosure Letter after reasonable inquiry of such individuals’ direct reports;

(ff) “Lender Conversion” has the meaning set forth in the Term Loan Facility;

(gg) “made available” means any statement in this Agreement to the effect that any information, document or other material has been “made available” (and any phrase of similar import when used herein) such that, with respect to such information, document or other material made available by the Company, (a) such information, document or material was made available prior to the execution of the Agreement in the virtual data room maintained by the Company in connection with the transactions contemplated by this Agreement or (b) such information, document or material was publicly filed by the Company on the SEC EDGAR database in unredacted form as an exhibit to its most recent Annual Report on Form 10-K, a Quarterly Report on Form 10-Q filed after such Annual Report, or in a Current Report on Form 8-K, in each case, at least one Business Day prior to the date of this Agreement;

(hh) “Material Adverse Effect” means any event, change, occurrence or effect that, individually or in the aggregate, (a) has had or would reasonably be expected to have, as applicable, a material adverse effect on the business, assets, liabilities, financial or other condition or results of operations of the Company and its Subsidiaries, taken as a whole or (b) would prevent, materially delay or materially impair the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other transactions contemplated hereby; provided however, that for purposes of clause (a) above, no event, change, occurrence or effect directly or indirectly arising out of, attributable to or resulting from any of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Material Adverse Effect: (1) any changes in general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, in the United States or elsewhere in the world, (2) any changes in tariffs, in each case, in the United States or elsewhere in the world, (3) any changes or developments generally affecting the industries in which the Company or its Subsidiaries operate, (4) any actions expressly required under this Agreement to obtain any approval or authorization under applicable Antitrust Laws or Health Care Laws for the consummation of the Merger or any of the other transactions contemplated hereby, (5) any adoption, implementation, modification, repeal, official interpretation of, or other changes in any applicable Laws, decrees, orders or other directives of any Governmental Entity (including any actions taken by any Governmental Entities in connection with any of the events set forth in clauses (10), (11) or (12) of this definition) or any changes in applicable accounting regulations or principles (including GAAP), or in official interpretations of any of the foregoing or any action required to be taken in order to comply with any change in, any Law or applicable accounting regulations or principles (including GAAP), or in any official interpretations of any of the foregoing, (6) any change in the market price or trading volume of the Shares, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise expressly excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (7) any failure by the

Company to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise expressly excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (8) to the extent not involving any wrongdoing (excluding, for the avoidance of doubt, mere negligence) by (x) the Company, (y) any of its Affiliates or officer, director or employee of the Company acting on behalf of the Company or (z) in the case of any other Representatives of the Company, such Representatives acting at the direction of the Company (and other than for purposes of determining the accuracy of any representation or warranty contained in Section 4.16 (FDA and Regulatory Matters) as of the date of this Agreement), any regulatory, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments resulting from any nonclinical (including internal and external research and discovery) or clinical studies (including compassionate use studies) sponsored by the Company or any competitor of the Company (including, for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations with respect to the Company’s or any competitor’s product candidates), (9) political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations, acts of sabotage, acts of foreign or domestic terrorism, malicious cyber-enabled activities, or governmental shutdown or slowdown, or any escalation or worsening of any such conditions existing as of the date of this Agreement, (10) national or international disaster or calamity, or governmental shutdown or slowdown, or any escalation or worsening of any such conditions existing as of the date of this Agreement, (11) any epidemic, pandemic or outbreak of disease, or any escalation or worsening of such conditions existing as of the date of this Agreement, (12) the announcement of this Agreement and the transactions contemplated hereby (other than for purposes of any representation or warranty contained in Section 4.4, but subject to any disclosures in Section 4.4 of the Company Disclosure Letter), and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, service providers or any other party having business dealings with the Company and its Subsidiaries due to the announcement of this Agreement or the identity of Parent, (13) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case, which is expressly required by this Agreement (other than the obligation of the Company to operate in the ordinary course of business pursuant to Section 6.1(a) or any comparable obligation hereunder), or (14) any actions taken (or omitted to be taken) with the express written consent of Parent; provided, that notwithstanding the foregoing, in the case of clauses (1), (2), (3), (5), (9), (10) and (11), such event, change, effect, development, condition or occurrence referred to therein shall be taken into account to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected as compared to other similarly situated participants in the industries in which the Company and its Subsidiaries operate (and provided further, that in such event, only the incremental disproportionate adverse impact shall be taken into account when determining whether there has been a “Material Adverse Effect”);

(ii) “Milestone” has the meaning ascribed to such term in the CVR Agreement;

(jj) “Milestone Payment” has the meaning ascribed to such term in the CVR Agreement;

(kk) “Milestone Payment Date” means the date of payment of any Milestone Payment under the CVR Agreement;

(ll) “Object Code” means computer programs in binary form that, is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly;

(mm) “Open Source License” means a license that is considered an “Open Source License” by the Open Source Initiative (www.opensource.org) or is substantially similar to any such license, including, for example, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license that otherwise requires, as a condition of distribution of the Software licensed thereunder, that other Software incorporated into, derived from or distributed with, such Software (a) be disclosed or distributed in Source Code form, (b) be licensed for purposes of preparing derivative works, or (c) be redistributed at no charge;

(nn) “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961;

(oo) “Ordinary Course License” means a non-exclusive license of Intellectual Property Rights entered into in the ordinary course between the Company or any of its Subsidiaries and a third party;

(pp) “Organizational Documents” means, with respect to any entity, the certificate of formation, limited liability company agreement or operating agreement, certificate of incorporation, bylaws, certificate of limited partnership, limited partnership agreement and any governing instrument equivalent to any of the foregoing, as applicable;

(qq) “Out of the Money Company Warrant” means each Company Warrant which has a per Share exercise price that is equal to or greater than the Closing Amount;

(rr) “Out of the Money Option” means each Company Stock Option which has a per Share exercise price that is equal to or greater than the Closing Amount;

(ss) “Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impair the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the Merger or any of the other transactions contemplated hereby;

(tt) “Per Share Value Paid” means as of the applicable Milestone Payment Date, the sum of (a) the Closing Amount, (b) if a Milestone is achieved, the amount per Share in cash to be paid as a Milestone Payment at such Milestone Payment Date under the CVR Agreement and (c) if one or more Milestones have previously been achieved, the aggregate amount per Share in cash previously paid as Milestone Payments under the CVR Agreement prior to such Milestone Payment Date (for the avoidance of doubt, all amounts in this clause (c) are exclusive of the amount contemplated in the foregoing clause (b));

(uu) “Permitted Liens ” means (a) statutory Liens securing payments not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which an adequate reserve has been provided on the appropriate financial statements in accordance with GAAP, (b) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) Liens that would be disclosed by a search of Uniform Commercial Code filings in Delaware and (d) such imperfections or irregularities in title, easements, rights of way and other Liens, whether or not of record, that do not and would not, individually or in the aggregate, reasonably be expected to materially impair the value of or continued use and operation of the properties or assets subject thereto for the purposes for which they are currently being used;

(vv) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(ww) “Personal Data” means a person’s name, street address, telephone number, e-mail address, date of birth, gender, photograph, Social Security Number or tax identification number, driver’s license number, passport number, credit card number, bank account information and other financial information, account numbers, account access codes and passwords, or any other piece of information that is reasonably capable of being used to identify such person or enables access to such person’s financial information, to the extent that such data constitutes Personal Data under applicable Law, or as that term is otherwise defined by applicable Law;

(xx) “Privacy Law” means any applicable Laws governing the Company’s or any its Subsidiaries’ collection, use or disclosure of Personal Data.

(yy) “Public Health Measures” means any quarantine, “shelter in place,” “stay at home,” furlough, workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guideline or recommendation issued or promulgated by any Governmental Entity or the World Health Organization in connection with or in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or in connection with or in response to any other public health conditions, in each case, whether such Law, order or directive is in place currently or is issued, promulgated or modified hereafter;

(zz) “Registered IP” means all United States, international and foreign: (i) Patents; (ii) Trademarks; (iii) Copyrights; and (iv) any other Intellectual Property Rights, in each case, that are the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, government or other public legal authority.

(aaa) “Rights Agent” means a rights agent mutually agreeable to Parent and the Company with respect to the CVRs;

(bbb) “Section 102” means Section 102 of the Ordinance;

(ccc) “Section 102 Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) and Section 102(b)(3) of the Ordinance;

(ddd) “Section 102 Shares” means any Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are issued and outstanding and held by the 102 Trustee or otherwise subject to a “supervisory trust” arrangement;

(eee) “Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, firmware, compilers, higher level or “proprietary” languages, data files, application programming interfaces (APIs), tool sets and user interfaces, in each case whether in Source Code or Object Code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (d) all user documentation, including user manuals and training materials, relating to any of the foregoing;

(fff) “Source Code” means computer programs and code, in form other than Object Code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form;

(ggg) “Subsidiary” means, with respect to any Person, any other Person of which (a) stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person, or (b) more than 50% of the outstanding equity or financial interests of which are owned, directly or indirectly, by such first Person;

(hhh) “Term Loan Facility” means the Loan and Security Agreement, dated as of January 4, 2023, by and among the Company, 89bio Management, Inc., 89bio Ltd., K2 HealthVentures LLC and Ankura Trust Company, LLC, as may be amended or otherwise modified from time to time, including the First Amendment to Loan and Security Agreement, dated as of September 30, 2024, by and among the Company and the other parties thereto;

(iii) “Triggering Event” means: (a) a Willful Breach of Section 6.4(a) shall have occurred; (b) the Company Board shall have effected an Adverse Recommendation Change; (c) the Company shall have failed to include in the Schedule 14D-9 the Company Recommendation; (d) a tender or exchange offer relating to the Shares (other than the Offer) shall have been commenced and the Company shall not have sent to its stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming the Company Recommendation; or (e) following the date any Acquisition Proposal or any material modification thereto is first publicly announced, the Company Board fails to publicly reaffirm the Company Recommendation within five Business Days after receipt of a written request from Parent to do so.

Section 9.6 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. The phrase “in the ordinary course” or “in the ordinary course of business” with respect to a Person shall mean in the ordinary and usual course of business of such Person consistent with the past practice (to the extent past practice exists with respect to the applicable matter) of such Person. Unless the context requires otherwise, references to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued or promulgated thereunder or pursuant thereto.

Section 9.7 Entire Agreement. This Agreement (including the Exhibits and Annexes hereto, the Company Disclosure Letter, the documents and instruments relating to the Offer and the Merger referred to in this Agreement) the Confidentiality Agreement, the CVR Agreement and the Tender and Support Agreements, constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 9.8 Parties in Interest. This Agreement is not intended to, and shall not, create any agreement of employment with any person or confer upon any other Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except (a) from and after the Effective Time, with respect to Section 6.11, which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof, (b) prior to the Effective Time, for the right of the Company, on its own behalf and on behalf of and as agent for its stockholders, to pursue specific performance as set forth in and in accordance with Section 9.12, (c) if such specific performance is not sought or granted as a remedy, and this Agreement is validly terminated pursuant to Section 8.1, subject to Section 8.2, for the right of the Company, on its own behalf and on behalf of and as agent for its stockholders, to pursue damages as a result of Fraud or a Willful Breach by Parent or Merger Sub (it being agreed that in no event shall any such stockholder be entitled to enforce any of their rights, or any of Parent’s or Merger Sub’s obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right, to the fullest extent permitted by applicable Law, to do so as agent for such stockholders (it being understood and agreed that any and all interests in the recovery of such losses or any such claim shall attach to the Shares and subsequently be transferred therewith)), and (d) if the Effective Time occurs, (i) the right of the Company stockholders to receive the Merger Consideration, (ii) the right of the holders of Company Warrants to receive the Company Warrant Consideration, and (iii) the rights of holders of Company Equity Awards to receive the payments contemplated by the applicable provisions of Section 3.2, in each case, on the terms and subject to the conditions of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.9 Governing Law. This Agreement and any claims or causes of action arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement or the transactions contemplated hereby (whether in contract, in tort, under statute or otherwise) shall be governed by, and interpreted, construed and enforced in accordance with, the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Laws of any jurisdiction other than the State of Delaware.

Section 9.10 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the Court of Chancery of the State of Delaware (and, in the case of appeals, the appropriate appellate court therefrom) for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action or proceeding relating thereto except in the Court of Chancery of the State of Delaware (and, in the case of appeals, the appropriate appellate court therefrom), other than actions, suits or proceedings in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware (and, in the case of appeals, the appropriate appellate court therefrom) as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) such action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.11 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Merger Sub may assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly-owned Subsidiaries of Parent; provided, that no assignment shall relieve Merger Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns, and Parent shall provide prompt written notice of any such assignment to the Company.

Section 9.12 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such nonperformance or breach. Accordingly, each of the Company (on behalf of itself and on behalf of the holders of Shares as third party beneficiaries under Section 9.8), Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (and, in the case of appeals, the appropriate appellate court therefrom). Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 9.13 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.15 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.16 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 9.17 Electronic Signature. This Agreement may be executed electronically (including by means of .pdf or similar graphic reproduction format or by means of digital signature software, e.g. DocuSign or Adobe Sign) and delivered by e-mail or other similar means of electronic transmission, and any electronic signature shall constitute an original for all purposes.

Section 9.18 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ROCHE HOLDINGS, INC.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President

BLUEFIN MERGER SUBSIDIARY, INC.

By:	/s/ Roger Brown
Name: Roger Brown
Title: Vice President, Treasurer, and Assistant Secretary

89BIO, INC.

By:	/s/ Rohan Palekar
Name: Rohan Palekar
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CONDITIONS TO THE OFFER

Capitalized terms used in this Exhibit A and not otherwise defined shall have the respective meanings assigned thereto in the Agreement and Plan of Merger to which this Exhibit A is attached (the “Merger Agreement”).

Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub shall not be required to accept for payment (and Parent shall not be required to cause Merger Sub to accept for payment) or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn prior to the then-scheduled Expiration Date in connection with the Offer if, as of immediately prior to the expiration of the Offer:

(a) there shall not have been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL) and not validly withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares, if any, then beneficially owned by Merger Sub or its “affiliates” (as such term is defined in Section 251(h) of the DGCL) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h) of the DGCL)), would represent at least one Share more than 50% of the number of Shares that are issued and outstanding at the Acceptance Time (such condition in this clause (a) being the “Minimum Condition”);

(b) the applicable waiting period under the HSR Act (and any extensions thereof) applicable to the acquisition by Merger Sub of Shares pursuant to the Offer and the consummation of the Merger shall not have expired or been terminated; or

(c) any of the following conditions shall exist or shall have occurred and be continuing:

(i) there shall be any Restraint in effect enjoining, restraining, preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer, or any Governmental Entity of competent jurisdiction shall have instituted (or has notified Parent, Merger Sub or the Company in writing that it intends to institute) any Action that would be (or would reasonably be expected to impose) a Restraint on the making of the Offer or the consummation of the Offer or the Merger, or that would be (or would reasonably be expected to impose) a Burdensome Condition;

(ii) (A) the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, or (B) (1) the representations and warranties of the Company set forth in Section 4.2 (Capital Stock) of the Merger Agreement are not true and correct in all respects as of the date of this Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for only de minimis inaccuracies, (2) the other Company Fundamental Representations are not true and correct in all material respects as of the date of this Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (3) the representations and warranties of the Company set forth in clause (ii) of Section 4.8 (Absence of Certain Changes or Events) of the Merger Agreement are not true and correct as of the date of this Agreement and as of the Expiration Date as though made as of the Expiration Date (without disregarding the “Material Adverse Effect” qualification set forth therein), or (4) the representations and warranties of the Company set forth in the Merger Agreement (other than the representations and warranties of the Company set forth in the foregoing clauses (1), (2) and (3)) are not true and correct as of the date of this Agreement and as of the Expiration Date as though made as of the Expiration Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for the failure of such representations or warranties to be so true and correct as would not, individually or in the aggregate, have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties in this clause (4), all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded);

(iii) since the date of the Merger Agreement, there has been a Material Adverse Effect that is continuing;

(iv) Parent and Merger Sub shall not have received a certificate of an executive officer of the Company, dated as of the then-scheduled Expiration Date, to the effect that the conditions set forth in the foregoing clauses (b)(ii) and (b)(iii) have been satisfied as of immediately prior to the expiration of the Offer; or

(v) the Merger Agreement shall have been validly terminated in accordance with its terms.

The conditions set forth in this Exhibit A are for the sole benefit of Parent and Merger Sub and (except for the Minimum Condition and the condition in clause (b)(v)) may be waived by Parent or Merger Sub (in their sole discretion) in whole or in part at any time or from time to time on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Merger Sub or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

EXHIBIT B

FORM OF CVR AGREEMENT

[Attached]

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

This Contingent Value Rights Agreement (this “Agreement”) dated as of [•], between Roche Holdings, Inc., a Delaware corporation (“Parent”), and [•], a [•], as Rights Agent (the “Rights Agent”).

INTRODUCTION

WHEREAS, Parent, Bluefin Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and 89bio, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger dated as of September 17, 2025 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which (a) Merger Sub has made a tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Shares”) and (b) following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to the terms of the Merger Agreement, and in accordance with the terms and conditions thereof, as a result of the consummation of the Offer or the Merger, Parent has agreed to provide the holders of Shares outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 3.1(d) or Section 3.1(e) of the Merger Agreement and other than Dissenting Shares) (the “Company Shares”) and Equity Award Holders and Warrantholders the right to receive up to three contingent cash payments upon the terms and subject to the conditions of this Agreement and the Merger Agreement without interest and subject to reduction for any applicable withholding Taxes as set forth herein; and

WHEREAS, pursuant to this Agreement, the maximum amount payable per CVR (as defined below) is up to $6.00 in cash, without interest and subject to reduction for any applicable withholding Taxes as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all Holders (as defined below), as follows:

ARTICLE 1.

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Acting Holders” means, at the time of determination, Holders of at least 40% of the outstanding CVRs as set forth in the CVR Register.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person. As used in this definition of Affiliate, the term “control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise. In the case of Parent and Merger Sub, for purposes of this Agreement, the term “Affiliate” shall not include Chugai Pharmaceutical Co., Ltd., 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo, 104-8301, Japan (“Chugai”) unless and until Parent provides written notice to the Rights Agent specifying Chugai as an Affiliate of Parent or Merger Sub.

“Assignee” has the meaning set forth in Section 6.3.

“BIO89-100 Compound” means pegozafermin according to the World Health Organization, Proposed International Nonproprietary Name resource, the glycoPEGylated analog of fibroblast growth factor 21, known by the Company as “BIO89-100” as described and claimed in the CVR Patents.

“Business Day” means any day, other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, State of California or Basel, Switzerland or is a day on which banking institutions located in the State of New York, State of California or Basel, Switzerland are authorized or required by Law or other governmental action to close.

“Code” means the Internal Revenue Code of 1986.

“Commercially Reasonable Efforts” means such level of efforts consistent with the efforts that Genentech, Inc. and F. Hoffmann-La Roche Ltd devote to their own internally developed products in a similar area, at the similar stage of development or commercialization, as applicable, with similar market potential, with the right for Parent to take into account any of the following: the existence of other competitive products in the market place or under development; issues of efficacy and safety; the probability of technical success and risk profile; the expected and actual patent and other proprietary position of the product; the legal and regulatory environment and Regulatory Approvals involved (including the cost and likelihood of obtaining any such Regulatory Approval); the anticipated profitability of the product; any governmental charges or levies imposed upon or measured by the import, export, use, manufacture, processing or sale of the product, including customs duties/tariffs; whether the product is subject to a clinical hold, recall or market withdrawal; the benefit of continuing development relative to the benefit of other products being developed by Parent; and other relevant factors, in all instances, without taking into account the obligation to make any Milestone Payments under this Agreement. It is understood that product potential (which includes the foregoing factors) may change from time to time based upon changing scientific, legal and regulatory, business and marketing and/or return on investment considerations.

“Cover” or “Covered” means, with respect to a Valid Product Claim in a country and in reference to the BIO89-100 Compound or a particular CVR Product (whether alone or in combination with one or more other ingredients) that the use, manufacture, sale, offer for sale or import, as applicable, of the BIO89-100 Compound or such CVR Product in such country would, but for ownership thereof or a license granted to the Company under a written agreement, infringe such Valid Product Claim in such country on the date of sale or if such Valid Product Claim is a claim in a pending application for a Patent, would infringe such claim if it were issued.

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“CVR Patents” means Patent No. US10,407,479 titled “Mutant FGF-21 peptide pegylated conjugates and uses thereof” and filed September 4, 2018, any Patent claiming priority to U.S. Provisional Application No. 62/553,970, filed September 4, 2017, any foreign counterparts of any of the foregoing, and any Patents issued or granted with respect to any of the foregoing.

“CVR Product” means (a) a pharmaceutical product containing or comprising a BIO89-100 Compound, regardless of finished form, formulation, dosage, route of administration, presentation, or delivery system (including injectable, infusion, depot, sustained release, nanoparticle, or other viable mode of delivery), including Combination Products, and (b) at the time the product of clause (a) is sold in any country or jurisdiction of the world, there is at least one Valid Product Claim of a CVR Patent in the United States or the European Patent Office.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“DTC” means The Depository Trust Company or any successor thereto.

“Employee Equity Award Holder” means an Equity Award Holder who was an employee of the Company for employment tax purposes as of the Closing Date or at any time during the vesting period of the applicable Company Stock Options, Company RSUs or Company PSUs.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Equity Award Holder” means the Holder of CVRs granted with respect to a Company Stock Option, a Company RSU or a Company PSU in accordance with the terms of the Merger Agreement.

“FDA” means the United States Food and Drug Administration, or any successor thereto.

“First Commercial Sale” means the first bona fide commercial sale in a country or jurisdiction to a Third Party of a CVR Product following Marketing Authorization in such country or jurisdiction by or under authority of Parent (or any of its Affiliates, Licensees, assignees or transferees of the portions of this Agreement applicable to a First Commercial Sale, or a CVR Patent). Sales prior to the receipt of Marketing Authorization for such CVR Product, such as so-called “treatment IND sales,” “named patient sales,” and “compassionate use sales,” shall not be construed as a First Commercial Sale. For purposes of “First Commercial Sale” as defined hereunder, Marketing Authorization does not include any post-approval marketing authorizations set forth under clause (b) of the definition of “Regulatory Approval”.

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“Governmental Body” means any: (a) country, nation, state, multi-national or supra-national authority, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) multi-national, supra-national, federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory authority, association, council or bureau, department, agency, commission, instrumentality, official, organization, unit or self-regulatory organization, body or Entity and any court or other tribunal).

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“IFRS” means International Financial Reporting Standards.

“IND” means an investigational new drug application filed with the FDA pursuant to 21 C.F.R. §312 before the commencement of clinical trials of a product, or any comparable filing with any relevant regulatory authority in any other jurisdiction.

“Independent Accountant” has the meaning set forth in Section 4.4(b).

“Indication” means a distinct type of human medical disease, disorder or condition.

“IRS” means the Internal Revenue Service, or any successor thereto.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, bylaw, official standard or similar requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, excluding, for the avoidance of doubt, the provisions of any Contract between the Company or any Subsidiary of the Company and a Governmental Body entered into in the ordinary course with respect to any CVR Product.

“Licensee” means a Person, other than Parent or any of its Affiliates or any of their respective distributors, wholesalers or other CVR Product resellers, that is granted, directly or indirectly, by Parent or any of its Affiliates a license or similar right to develop or commercialize a CVR Product (regardless of the number of tiers, layers or levels of (sub)license of such rights).

“Marketing Authorization” means with respect to a CVR Product and a given country or jurisdiction, Regulatory Approval (including pricing approval, solely if required in such country or jurisdiction) required to sell such CVR Product, as applicable, for an Indication in accordance with the applicable Law of such country or jurisdiction.

“Milestone” means Milestone 1, Milestone 2 or Milestone 3, as applicable.

“Milestone 1” means the First Commercial Sale of a CVR Product with an approved Indication for the treatment of Stage 4 MASH.

“Milestone 1 Outside Date” has the meaning set forth in Section 2.4(a).

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“Milestone 1 Payment” means an amount per CVR equal to $2.00, which shall become payable upon the first achievement of Milestone 1.

“Milestone 2” means worldwide Net Sales of at least $3,000,000,000 of a CVR Product in a single calendar year.

“Milestone 2 Outside Date” has the meaning set forth in Section 2.4(b).

“Milestone 2 Payment” means an amount per CVR equal to $1.50, which shall become payable upon the first achievement of Milestone 2.

“Milestone 3” means worldwide Net Sales of at least $4,000,000,000 of a CVR Product in a single calendar year.

“Milestone 3 Outside Date” has the meaning set forth in Section 2.4(c).

“Milestone 3 Payment” means an amount per CVR equal to $2.50, which shall become payable upon the first achievement of Milestone 3.

“Milestone Notice” has the meaning set forth in Section 2.4(d).

“Milestone Notice Date” has the meaning set forth in Section 2.4(d).

“Milestone Outside Date” has the meaning set forth in Section 2.4(c).

“Milestone Payment” means each of the (a) Milestone 1 Payment, (b) Milestone 2 Payment or (c) Milestone 3 Payment, as the context requires.

“Milestone Payment Amount” means, for a given Holder, an amount equal to (a) the product of (i) the applicable Milestone Payment and (ii) the number of CVRs that are not in respect of an Out of the Money Option or an Out of the Money Company Warrant held by such Holder as of immediately prior to the Effective Time (if any) as reflected on the CVR Register as of the close of business on the applicable Milestone Notice Date, (b) in respect of an Out of the Money Option held by such Holder as of immediately prior to the Effective Time (if any), as reflected on the CVR Register as of the close of business on the applicable Milestone Notice Date, the product of (i) the number of CVRs that are in respect of such Out of the Money Option and (ii) the amount, if any, by which (A) the Closing Amount (which, for clarity, includes the Closing Amount even though such amount was not paid with respect to such Out of the Money Option) plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under this Agreement (which, for clarity, includes such Milestone Payments even if such amount was not paid with respect to such Out of the Money Option) exceeds (B) the exercise price per share with respect to such Out of the Money Option plus the amounts, if any, paid to such Holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of this Agreement, and (c) in respect of an Out of the Money Company Warrant held by such Holder as of immediately prior to the Effective Time (if any), as reflected on the CVR Register as of the close of business on the applicable Milestone Notice Date, the product of (i) the number of CVRs that are in respect of such Out of the Money Company Warrant and (ii) the amount, if any, by which (X) the Closing Amount (which, for clarity, includes the

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Closing Amount even though such amount was not paid with respect to such Out of the Money Company Warrant) plus the applicable Milestone Payment plus any other Milestone Payment that previously became due and payable under this Agreement (which, for clarity, includes such Milestone Payments even if such amount was not paid with respect to such Out of the Money Company Warrant) exceeds (Y) the exercise price per share with respect to such Out of the Money Company Warrant plus the amounts, if any, paid to such Holder with respect to such CVR in respect of any Milestone Payments that previously became due and payable under the terms of this Agreement.

“Net Sales” with respect to a CVR Product in a particular period, means the amount calculated by subtracting from the Sales of such CVR Product for such period: (i) a lump sum deduction of 4% of Sales in lieu of those deductions that are not accounted for on a CVR Product-by-CVR Product basis (e.g., freight, postage charges, transportation insurance and packing materials for dispatch of goods); (ii) uncollectible amounts accrued during such period based on a proportional allocation of the total bad debts accrued during such period and not already taken as a gross-to-net deduction in accordance with the then-currently used IFRS in the calculation of Sales of such CVR Product for such period; (iii) credit card charges (including processing fees) accrued during such period on such Sales and not already taken as a gross-to-net deduction in accordance with the then-currently used IFRS in the calculation of Sales of such CVR Product for such period; and (iv) government-mandated fees and taxes and other government charges accrued during such period not already taken as a gross-to-net deduction in accordance with the then-currently used IFRS in the calculation of Sales of such CVR Product for such period, including, for example, any fees, taxes, customs duties/tariffs (including any import duties, export duties, antidumping duties, countervailing duties and safeguard duties), any other governmental charges or levies imposed upon or measured by the import, export, use, manufacture, processing or sale of a CVR Product (excluding income or franchise taxes) or other charges that become due in connection with any healthcare reform, change in government pricing or discounting schemes, or other action of a Governmental Body. For clarity, no deductions taken in calculating Sales may be taken a second time in calculating Net Sales.

(a)

Sales Among Affiliates and Licensees. Sales between or among Parent, its Affiliates and/or their respective Licensees shall be excluded from the computation of Net Sales, but Net Sales shall include the first sale to a Third Party by any such Affiliates or Licensees.

(b)

Supply as Samples/Test Materials. Notwithstanding anything to the contrary in the definition of Net Sales, the supply or other disposition of CVR Products (i) as samples; (ii) for use in non-clinical studies or human clinical trials; (iii) for use in any tests or studies reasonably necessary to comply with any applicable Law or request by a Governmental Body; or (iv) as is otherwise reasonable and customary in the industry, in each case, shall not be included in the computation of Net Sales.

(c)	Products Sold in Combination Products.

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(i)

For purposes of this definition of Net Sales, “Combination Product” means (1) a single pharmaceutical product in which both a CVR Product and one or more other therapeutically or prophylactically active ingredients are co-formulated as such product’s active ingredients, (2) a combination therapy comprised of (i) a pharmaceutical product containing a CVR Product as its active ingredient and (ii) one or more other therapeutically or prophylactically active products, which are either priced and sold in a single package containing such multiple products or packaged separately but sold together for a single price, or (3) a combination therapy comprised of (i) a pharmaceutical product containing a CVR Product as its active ingredient and (ii) a companion diagnostic, which are either priced and sold in a single package containing such multiple products or packaged separately but sold together for a single price, in each case, including all dosage forms, formulations, presentations, line extensions, and package configurations.

(ii)

If a CVR Product is sold in a Combination Product with a companion diagnostic or with one or more other therapeutically or prophylactically active ingredients or therapeutic compounds or products that are not the subject of this Agreement, the gross amount invoiced for such Combination Product shall be calculated by multiplying the gross amount invoiced for such Combination Product by the fraction A/(A+B), where “A” is the gross amount invoiced for such CVR Product sold separately and “B” is the gross amount invoiced for such companion diagnostic or other therapeutically or prophylactically active ingredient(s) or therapeutic compounds or products sold separately.

(iii)

If such companion diagnostic or other therapeutically or prophylactically active ingredient(s) or therapeutic compounds are not sold separately (but such CVR Product is), the gross amount invoiced for such CVR Product shall be calculated by multiplying the gross amount invoiced for such Combination Product by the fraction A/C, where “A” is the gross invoice amount for such CVR Product, and “C” is the gross invoice amount for such Combination Product.

(iv)	If such CVR Product is not sold separately, Net Sales for Net Sales Milestone calculations shall be determined by Parent in good faith.

“Net Sales Milestone” means each of Milestone 2 and Milestone 3, as the context requires.

“Net Sales Report” means a written report of Parent, certified by an authorized officer of Parent, in his or her capacity as such an officer, setting forth with reasonable detail the cumulative Net Sales in United States dollars of CVR Products sold by Parent or any Affiliate or Licensee of Parent, for the period from the Effective Time until the applicable Milestone Outside Date, on a CVR Product-by-CVR Product basis.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Payment Fund” has the meaning set forth in Section 2.4(d).

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“Permitted Transfer” means a transfer of one or more CVRs: (a) upon death of a Holder by will or intestacy, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries of the Holder upon the death of the Holder, (c) pursuant to a court order (including in connection with bankruptcy or liquidation), (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other Entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC, (f) if the Holder is a partnership or limited liability company, a distribution by such Holder to its partners or members, as applicable (provided that such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction), or (g) as provided in Section 2.6.

“Person” means any individual, Entity or Governmental Body.

“Product Transferee” has the meaning set forth in Section 4.2(b).

“Qualified Pharmaceutical Company” means a company that, together with its Affiliates, has sufficient capabilities and experience in the development, manufacture, distribution and commercialization of pharmaceutical products as well as the financial resources to achieve any then-unmet Milestones and that, in its most recent fiscal year, had annual consolidated revenues (with its Affiliates) of at least $4 billion, as reflected in such company’s consolidated audited financial statements.

“Regulatory Approval” means, with respect to a CVR Product, in a given country or jurisdiction, any approval, including any accelerated approval, of a new drug application or biologics license application, or other approval, license, registration, or authorization of any Governmental Body necessary to manufacture, commercially distribute, sell, or market such CVR Product in such country or jurisdiction, including, solely where applicable, (a) pricing or reimbursement approval in such country or jurisdiction, (b) post-approval marketing authorizations (including any prerequisite manufacturing approval or authorization related thereto) by such Governmental Body for such country or jurisdiction, and (c) labeling approval by such Governmental Body for such country or jurisdiction.

“Review Request Period” has the meaning set forth in Section 4.4(b).

“Rights Agent” means the Rights Agent named in the preamble to this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Sales” means, for a CVR Product in a particular period, the sum of (a),(b) and (c):

(a)

the amount stated in Roche Holding AG “Sales” line of its externally published audited consolidated financial statements with respect to such CVR Product for such period (excluding sales to any Licensees that are not Affiliates of Parent). This amount reflects the gross invoice price at which such CVR Product was sold or otherwise disposed of (other than for use as clinical supplies or free samples) by Parent and its Affiliates to such Third Parties (excluding sales to any Licensees that are not Affiliates of Parent) in such period reduced by gross-to-net deductions, if not previously deducted from such invoiced amount, taken in accordance with the then-currently used IFRS.

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By way of example, the gross-to-net deductions taken in accordance with IFRS include items such as the following:

(i)

credits, reserves or allowances granted for (1) damaged, outdated, returned, rejected, withdrawn or recalled CVR Product, (2) wastage replacement and short-shipments; (3) billing errors; and (4) indigent patient and similar programs (e.g., price capitation);

(ii)	governmental price reductions and government-mandated rebates;

(iii)	chargebacks, including those granted to wholesalers, buying groups and retailers;

(iv)	customer rebates, including cash sales incentives for prompt payment, cash and volume discounts; and

(v)

taxes, customs duties/tariffs (including any import duties, export duties, antidumping duties, countervailing duties and safeguard duties) and any other governmental charges or levies imposed upon or measured by the import, export, use, manufacture, processing or sale of a CVR Product (excluding income or franchise taxes).

(b)

for Licensees that are not Affiliates of Parent, the sales amounts reported to Parent and its Affiliates in accordance with the Licensee contractual terms and their then-currently used accounting standards.

(c)

for assignees or transferees of the portions of this Agreement applicable to a sale, or a CVR Patent, the sales amounts reported by such Persons in accordance with its then-currently used accounting standards.

“Stage 4 MASH” means metabolic dysfunction-associated steatohepatitis (MASH), formerly known as nonalcoholic steatohepatitis (NASH), with compensated cirrhosis (consistent with stage F4 fibrosis).

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Tax” means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax or other tax of any kind whatsoever), levy, assessment, tariff, duty (including any customs duty), deficiency or fee in the nature of tax, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body (including on account of any failure to file, or improper filing of, any Tax Return).

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“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any attachment thereto or amendment thereof.

“Taxing Authority” means any Governmental Body having jurisdiction over or responsible for the assessment, determination, reporting, collection or administration of Taxes.

“Third Party” means a Person that is not Parent or the Company or any of their respective Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code.

“Valid Product Claim” means, with respect to a CVR Product, a claim of an issued and unexpired CVR Patent that Covers the composition of matter of the BIO89-100 Compound contained in such CVR Product: (a) that has not been: (i) disclaimed; (ii) dedicated to the public; (iii) abandoned; (iv) declared invalid, unenforceable or revoked by a decision of a court, government agency or other authority having jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal; or (v) admitted to be invalid or unenforceable through reexamination, reissue or otherwise; or (b) with respect to a claim of a pending CVR Patent application that Covers the composition of matter of the BIO89-100 Compound contained in such CVR Product that: (i) has been pending for less than five years from the date of filing of the earliest patent application from which such claim is entitled to claim priority; and (ii) has not been finally cancelled, withdrawn, abandoned or rejected by an administration agency action from which no appeal can be taken.

“Warrantholder” means the Holder of CVRs granted with respect to a Company Warrant in accordance with the terms of the Merger Agreement.

Section 1.2. Rules of Construction. For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include the masculine and feminine genders. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”. Except as otherwise indicated, all references in this Agreement to “Sections” are intended to refer to Sections of this Agreement. Unless the context requires otherwise, references to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The parties hereto have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against any particular party.

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ARTICLE 2.

CONTINGENT VALUE RIGHTS

Section 2.1. CVRs. The CVRs represent the rights of their respective Holders (which rights were granted to the initial Holders pursuant to the terms of the Merger Agreement) to receive a contingent cash payment in accordance with this Agreement.

Section 2.2. Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be null and void ab initio and of no effect.

Section 2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purpose of (i) identifying the Holders of CVRs, and (ii) registering CVRs and Permitted Transfers thereof. The CVR Register shall initially show one position for Cede & Co. representing all the Company Shares held by DTC on behalf of the street holders of the Company Shares as of immediately prior to the Effective Time. The Rights Agent shall have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with Section 2.2. With respect to any payments to be made under Section 2.4, the Rights Agent shall accomplish the payment to any former street name holders of Company Shares by sending one lump payment to DTC. The Rights Agent shall have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in a form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s duly authorized representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the proposed transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the proposed transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or similar Tax or governmental charge that is imposed by reason of any such registration of transfer. The Rights Agent shall have no duty or obligation to register the transfer of the CVRs in the CVR Register under this Section 2.3(c) unless and until the Rights Agent is reasonably satisfied that all such Taxes or charges have been paid or are not applicable. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register in accordance with this Agreement.

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(d) A Holder (or a duly authorized representative thereof) may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder (or a duly authorized representative thereof). Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4. Payment Procedures.

(a) If Milestone 1 is achieved on or prior to March 31, 2030 (the “Milestone 1 Outside Date”), then as soon as reasonably practicable following the achievement of Milestone 1 by the Milestone 1 Outside Date (and in any event no later than 30 days after the date on which Milestone 1 is achieved), Parent shall deliver to the Rights Agent written notice indicating that Milestone 1 has been achieved. If Milestone 1 is not achieved by the Milestone 1 Outside Date, Parent shall deliver to the Rights Agent written notice indicating that Milestone 1 has not been achieved within 30 days after the Milestone 1 Outside Date.

(b) If Milestone 2 is achieved on or prior to December 31, 2033 (the “Milestone 2 Outside Date”), then as soon as reasonably practicable following the achievement of Milestone 2 by the Milestone 2 Outside Date (and in any event no later than 30 days after the date on which Milestone 2 is achieved), Parent shall deliver to the Rights Agent written notice indicating that Milestone 2 has been achieved. If Milestone 2 is not achieved by the Milestone 2 Outside Date, Parent shall deliver to the Rights Agent written notice indicating that Milestone 2 has not been achieved within 30 days after the Milestone 2 Outside Date.

(c) If Milestone 3 is achieved on or prior to December 31, 2035 (the “Milestone 3 Outside Date” and together with the Milestone 1 Outside Date and the Milestone 2 Outside Date, each, a “Milestone Outside Date”), then as soon as reasonably practicable following the achievement of Milestone 3 by the Milestone 3 Outside Date (and in any event no later than 30 days after the date on which Milestone 3 is achieved), Parent shall deliver to the Rights Agent written notice indicating that Milestone 3 has been achieved. If Milestone 3 is not achieved by the Milestone 3 Outside Date, Parent shall deliver to the Rights Agent written notice indicating that Milestone 3 has not been achieved within 30 days after the Milestone 3 Outside Date. For the avoidance of doubt, if more than one Milestone is achieved for the first time in the same calendar year, then Parent shall pay the applicable Milestone Payments for the achievement of each of such Milestones in accordance with the terms hereof.

(d) Any written notice described in clauses “(a)” through “(c)” above delivered to the Rights Agent (each such notice, a “Milestone Notice” and the date on which such Milestone Notice is delivered to the Rights Agent, a “Milestone Notice Date”) shall also instruct the Rights Agent to solicit Tax forms or other information required to make Tax deductions or withholdings from Holders. Within five Business Days of the applicable Milestone Notice Date, Parent shall deliver to the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the Milestone Payment Amounts in respect of the Milestone 1 Payment in the case of the achievement of

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Milestone 1, the Milestone 2 Payment in the case of the achievement of Milestone 2 or the Milestone 3 Payment in the case of the achievement of Milestone 3 (the total cash deposited with the Rights Agent, the “Payment Fund”), to all Holders other than to Employee Equity Award Holders (with respect to which any such amounts payable shall be retained by Parent for payment pursuant to Section 2.4(e) of this Agreement and Section 3.4 of the Merger Agreement, including, for the avoidance of doubt, any amounts payable in respect of a CVR received by an Employee Equity Award Holder in respect of any Out of the Money Option in accordance with the terms of this Agreement).

(e) The Rights Agent shall promptly, and in any event within ten Business Days of receipt of the cash amount delivered by Parent in accordance with Section 2.4(d) above (the “Funding Date”), send each Holder (other than Employee Equity Award Holders) at its registered address a copy of the applicable Milestone Notice and pay the applicable Milestone Payment Amount to each of the Holders (other than Employee Equity Award Holders) (i) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the applicable Milestone Notice Date or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent with wiring instructions in writing as of the close of business on the Milestone Notice Date, by wire transfer of immediately available funds to the account specified on such wiring instructions. Parent shall (i) promptly, and in any event within ten Business Days after the applicable Milestone Notice Date, send each Employee Equity Award Holder at such Holder’s registered address a copy of the applicable Milestone Notice and (ii) with respect to any portion of the applicable Milestone Payment that is payable to Employee Equity Award Holders, as soon as reasonably practicable following the applicable Funding Date (but in any event no later than the next regularly scheduled payroll date that is not less than ten Business Days following the applicable Funding Date, and in all events no later than the date that is 75 days following the date on which the applicable Milestone is achieved (and in all events prior to March 15th of the calendar year following the year in which the applicable Milestone is achieved)), pay, or shall cause the Surviving Corporation or an Affiliate thereof to pay through Parent’s, the Surviving Corporation’s or such Affiliate’s payroll, accounts payable or equity award maintenance system (and subject to any applicable withholding Taxes pursuant to Section 3.4 of the Merger Agreement and subject to any adjustment to account for any unpaid exercise price per share of any such Company Stock Option that is an Out of the Money Option), the applicable Milestone Payment Amount payable to each such Employee Equity Award Holder in accordance with Section 3.4 of the Merger Agreement. Notwithstanding anything in this Agreement to the contrary, it is the intent of the parties that the Milestone Payments shall each be deemed a conditional payment subject to a substantial risk of forfeiture within the meaning of Section 409A of the Code and that any Milestone Payment Amounts for Company Equity Awards therefore be exempt from Section 409A of the Code. For purposes of Section 409A of the Code, each payment in respect of a Company Equity Award under Section 3.2 of the Merger Agreement or this Agreement shall be treated as a separate payment for purposes of Treasury Regulations Section 1.409A-2(b)(2).

(f) Except to the extent any portion of any applicable Milestone Payment is required to be treated as imputed interest pursuant to applicable Tax law, the parties hereto intend to treat Holder’s receipt of the CVRs as an open transaction for U.S. federal income tax purposes, and treat the applicable Milestone Payment for all Tax purposes as additional consideration or compensation for the Company Shares, Company Equity Awards and Company Warrants pursuant to the Offer or the Merger pursuant to the Merger Agreement, as the case may be.

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(g) Parent or its applicable Subsidiary (including the Surviving Corporation) shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any applicable Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under applicable Tax Law, as may reasonably be determined by Parent or the Rights Agent. With respect to Company Equity Awards with respect to which Parent has payroll Tax withholding obligations, any such Tax withholdings shall be made, or caused to be made, by Parent through Parent’s, the Surviving Corporation’s or its applicable Affiliate’s payroll system. Prior to making any deductions or withholdings or causing any deductions or withholdings to be made with respect to any Holder (other than an Employee Equity Award Holder), Parent shall instruct the Rights Agent to solicit IRS Form W-9s or W-8s, or any other appropriate forms or information, from the applicable Holders within a reasonable amount of time in order to provide a reasonable opportunity for such Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such deduction or withholding, and the Milestone Payment may be reasonably delayed in order to gather such necessary Tax forms. Parent, its Subsidiaries (including the Surviving Corporation) and the Rights Agent may assume all such forms in its possession or provided by any such Holder are valid under applicable Tax Law until subsequently notified by such Holder. Parent or its applicable Subsidiary (including the Surviving Corporation) shall, or shall cause the Rights Agent to, take all action that may be necessary to ensure that any amounts deducted or withheld in respect of Taxes are promptly and properly remitted to the appropriate Taxing Authority. To the extent any amounts are deducted or withheld and remitted to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made, and, as required by applicable Tax law, Parent shall deliver (or shall cause the Rights Agent, the Surviving Corporation or its applicable Affiliate to deliver) to the applicable Holder an original IRS Form 1099 or an original IRS Form W-2, as applicable, or other reasonably acceptable evidence of such deduction or withholding.

(h) Subject to the following sentence, the delivery of an aggregate amount of cash necessary to pay all Holders (other than Employee Equity Award Holders) by Parent to the Rights Agent following the Milestone Notice Date for each applicable Milestone Payment pursuant to Section 2.4(a)-(d) and the payment through payroll pursuant to Section 2.4(e) of an aggregate amount of cash necessary to pay Employee Equity Award Holders for each applicable Milestone Payment when due pursuant to Section 2.4(e) shall be deemed to have been paid in full satisfaction of all rights with respect to such Holders. Any portion of the aggregate applicable Milestone Payment Amount delivered to the Rights Agent that remains undistributed to a Holder one year after the applicable Milestone Notice Date shall be delivered by the Rights Agent to Parent, on demand, and any Holder shall thereafter look only to Parent (subject to abandoned property Law, escheat Law or similar Law) for payment of such applicable Milestone Payment Amount, without interest, but such Holder shall have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law.

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(i) Any amounts remaining unclaimed by Holders, other than Employee Equity Award Holders, at such time when the amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding anything herein to the contrary, none of Parent, the Surviving Corporation nor the Rights Agent shall be liable to any Holder or to any other Person with respect to any applicable Milestone Payment Amount delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

(j) For the avoidance of doubt, the applicable Milestone Payment Amount shall only be paid in respect of the applicable Milestone, if at all, one time under this Agreement and the applicable Milestone Payment Amount shall not become payable unless the applicable Milestone has been achieved on or prior to the applicable Milestone Outside Date.

(k) The Payment Fund shall not be used for any purpose other than the payment of the Milestone Payment Amounts; provided that any interest or income produced by investments with respect to the Payment Fund shall be the property of Parent. The Payment Fund may be invested by the Rights Agent as directed by the Parent; provided that such investments shall be (i) in obligations of, or guaranteed by, the United States of America, (ii) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (iv) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing, and, in any such case, no such investment will relieve Parent or the Rights Agent from making the payment required by this Section 2.4.

Section 2.5. No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates.

(c) Neither Parent, its Affiliates nor any of their respective directors and officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

Section 2.6. Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor, which a Holder may effect via delivery of a written notice of such abandonment to Parent and the Rights Agent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from any Holder, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and ARTICLE 5 and Section 6.4. The Rights Agent shall update the CVR Register to reflect any abandonment or acquisition of CVRs described in this Section 2.6.

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ARTICLE 3.

THE RIGHTS AGENT

Section 3.1. Certain Duties and Responsibilities.

(a) The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct, bad faith or gross negligence.

(b) Each Holder shall be deemed to have irrevocably appointed, authorized and directed the Rights Agent (including any successor in accordance with this ARTICLE 3) to act as the Rights Agent and such Holder’s agent, representative, proxy and attorney-in-fact for the purpose of enforcing such Holder’s rights under this Agreement, and exercising, on behalf of all Holders, the rights and powers of the Holders hereunder and thereunder. Without limiting the generality of the foregoing, the Rights Agent shall have full power and authority, and is hereby directed, for and on behalf of the Holders, to take such action, and to exercise such rights, power and authority, as are authorized, delegated and granted to the Rights Agent hereunder in connection with the transactions contemplated hereby or to the extent directed to by the Acting Holders in writing. Parent and its Affiliates shall be entitled to rely solely on the Rights Agent as an authorized representative of the Holders with respect to any such matters concerning the Holders arising hereunder for which the Rights Agent is acting at the written direction of the Acting Holders.

(c) The Rights Agent may in its discretion or upon the written request of the Acting Holders proceed to and shall be entitled and empowered to protect and enforce the rights of the Holders hereunder by such appropriate judicial proceedings as the Rights Agent shall deem most effectual to protect and enforce any such rights. The Rights Agent may only proceed to and shall be entitled and empowered to protect and enforce the rights herein for the benefit of and on behalf of all Holders to the extent directed to by the Acting Holders in writing; provided that the Rights Agent shall have the right to decline to follow any such direction if the Rights Agent, being advised by counsel in writing, shall determine that the action or proceeding so directed may not lawfully be taken or if the Rights Agent in good faith shall determine that the action or proceedings so directed would involve the Rights Agent in personal liability or if the Rights Agent in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders not joining in the giving of said direction. No individual Holder shall be entitled to protect and enforce its rights or the rights of the Holders other than through the Rights Agent under the direction of the Acting Holders, as provided for in this Section 3.1.

Section 3.2. Certain Rights of Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by the Rights Agent to be genuine and to have been signed or presented by the proper party or parties;

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(b) whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which shall constitute full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith, gross negligence or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by the Rights Agent under the provisions of this Agreement in reliance upon such Officer’s Certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any written opinion of such counsel shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by the Rights Agent hereunder in good faith and in reliance thereon and that does not constitute gross negligence or willful or intentional misconduct;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent, assuming the due execution and delivery hereof by Parent); nor shall the Rights Agent be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent shall indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith or willful or intentional misconduct;

(i) Parent shall (i) pay the reasonable and documented out-of-pocket fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof and (ii) reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it in lieu of net income Taxes), and for all necessary and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

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(j) no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to the Rights Agent.

Notwithstanding anything to the contrary herein, Parent shall not be required to indemnify, hold harmless or reimburse the expenses of the Rights Agent in connection with any Action commenced by the Rights Agent on behalf of itself or any of the Holders against Parent.

Section 3.3. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice shall be sent at least 60 days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least 60 days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent shall as soon as is reasonably possible appoint a qualified successor Rights Agent who has been approved in writing by the Acting Holders, which successor shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give or cause to be given notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send or cause to be sent such notice within ten days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

(d) The Rights Agent shall cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

Section 3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

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ARTICLE 4.

COVENANTS

Section 4.1. List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent (a) in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company with respect to the Company Shares), the names and addresses of the Holders of such securities within 30 Business Days after the Effective Time, (b) in the case of Equity Award Holders, the names and addresses of such Holders as set forth in the books and records of the Company at the Effective Time, and designations of each such Holder that is not an Employee Equity Award Holder and (c) in the case of Warrantholders, the names and addresses of such Holders as set forth in the books and records of the Company at the Effective Time.

Section 4.2. Efforts.

(a) Parent shall (directly or through its Affiliates) use Commercially Reasonable Efforts to achieve a First Commercial Sale in the United States of a CVR Product for the treatment of Stage 4 MASH. Parent’s obligations in this Section 4.2 shall terminate in full with respect to the foregoing on the earlier to occur of the achievement of Milestone 1 or March 31, 2030. The termination date is included solely to limit the time during which Parent is obligated to use Commercially Reasonable Efforts and does not impose any obligation (express or implied) on Parent to achieve any Milestone by such termination date. Other than to the extent expressly set forth in the foregoing, (A) Parent and its Affiliates shall have the right, in their sole and absolute discretion, to direct and control the development, marketing, commercialization and sale of any Company Product (including the CVR Products) in all respects and (B) Parent (directly or through its Affiliates) shall not otherwise be required (expressly or implicitly) to achieve or undertake any level of efforts, or employ any level of resources, to achieve any Milestone or to make or maximize any Milestone Payment. For the avoidance of doubt, Parent does not guarantee (and the use of any “Commercially Reasonable Efforts” hereunder does not mean nor shall it be deemed or interpreted to mean) that any Milestone will be achieved by a specific date or at all, and a failure to achieve a Milestone may nonetheless be consistent with the use of “Commercially Reasonable Efforts”.

(b) Parent shall not, and shall cause its Affiliates (including the Company) not to sell, assign, transfer or exclusively license all or substantially all of the rights, to research, develop, manufacture, commercialize and otherwise exploit the CVR Products to a Third Party until (i) the Milestone 1 Outside Date or (ii) if as of the Milestone 1 Outside Date any Milestone Payment Amounts are due but remain unpaid, until such later date that such amounts are paid, unless as a condition to such sale, assignment, transfer or exclusive license, such Third Party (a “Product Transferee”) expressly and unconditionally assumes and agrees to be bound by, pursuant to an assumption agreement executed and delivered to the Rights Agent, all of the terms and conditions binding on Parent contained in this Agreement, including the due and punctual payment

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of any unpaid Milestone Payments and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of Parent to the extent to be performed or observed (or to be observed) by Parent. Parent shall remain liable for the performance by any Product Transferee that is not a Qualified Pharmaceutical Company of all obligations of Parent hereunder; provided, however, that in the case of a Product Transferee that is a Qualified Pharmaceutical Company, neither Parent nor any of its Affiliates (including the Surviving Corporation), shall have any further liability or obligation under this Agreement. Parent shall provide the Rights Agent and the Holders (or cause the Rights Agent to provide to the Holders) prompt written notice of any such sale, assignment, transfer or exclusive license and shall provide the Rights Agent with a duly executed copy of the assumption agreement executed by the applicable Qualified Pharmaceutical Company.

Section 4.3. Books and Records. Parent shall, shall cause its Affiliates to, keep records in sufficient detail to enable the Rights Agent to determine the amounts payable hereunder.

Section 4.4. Audit Rights.

(a) If Parent does not achieve a Net Sales Milestone prior to the applicable Milestone Outside Date, then, upon the written request of the Acting Holders, Parent shall deliver the Net Sales Report to the Rights Agent within 60 days following such written request. The Rights Agent shall promptly, and in any event within ten Business Days of receipt of the Net Sales Report, send each Holder at its registered address a copy of such Net Sales Report.

(b) Upon the written request of the Acting Holders provided to Parent within 45 days after the delivery of the Net Sales Report pursuant to Section 4.4(a) (the “Review Request Period”), Parent shall permit, and shall cause its Affiliates to permit, one independent certified public accounting firm of nationally recognized standing mutually agreed upon by such Acting Holders and Parent (the “Independent Accountant”) to have such access during normal business hours and on reasonable advance notice to such of the records of Parent or its Affiliates as may be necessary and are requested by the Independent Accountant to verify the accuracy of the Net Sales Report and the figures underlying the calculations set forth therein; provided that such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall be instructed to determine its calculation of Net Sales prior to the applicable Milestone Outside Date within 30 days following the engagement of such Independent Accountant. The Independent Accountant shall deliver a written report to the Acting Holders of its determination as to whether the Net Sales Milestone was achieved and such additional information directly related to its findings. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The fees charged by such accounting firm shall be paid by the Holders, pro rata according to the number of CVRs held by each Holder unless such audit discloses an underpayment by Parent of 10% or more of the applicable Milestone Payment due under this Agreement, in which case the fees charged by such accounting firm shall be borne by Parent.

(c) If, upon the expiration of the Review Request Period, the Acting Holders have not requested that an Independent Accountant review the Net Sales Report in accordance with this Section 4.4, the calculations set forth in the Net Sales Report shall be binding and conclusive upon the Holders.

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(d) Each Person seeking to receive information from Parent in connection with a review pursuant to this Section 4.4 shall enter into, and shall cause the Independent Accountant to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.

(e) The audit rights set forth in this Section 4.4 may not be exercised by the Acting Holders more than once with respect to the non-achievement of each Net Sales Milestone.

ARTICLE 5.

AMENDMENTS

Section 5.1. Amendments without Consent of Holders.

(a) Without the consent of any Holders, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 6.3;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent consider to be for the protection or benefit of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933 or the Securities Exchange Act of 1934 or any securities or “blue sky” laws of any state or other jurisdiction;

(v) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Section 3.3 and Section 3.4;

(vi) to evidence the assignment of this Agreement by Parent as provided in Section 6.3; and/or

(vii) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 2.6 or Section 6.4.

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(c) Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2. Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution and delivery by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3. Execution of Amendments. In executing any amendment permitted by this ARTICLE 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that it reasonably determines adversely affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4. Effect of Amendments. Upon the execution of any amendment under this ARTICLE 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE 6.

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1. Notices to Rights Agent and Parent. All notices and other communications to the Rights Agent or Parent hereunder shall be in writing and shall be deemed duly delivered and received hereunder: (a) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (b) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission (provided that the sender of such email does not receive written notification of delivery failure); or (d) if sent by email transmission after 6:00 p.m. recipient’s local time, the Business Day following the date of transmission (provided that the sender of such email does not receive written notification of delivery failure):

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if to the Rights Agent:

[Name of Rights Agent]

[address]

[address]

Attention: [name]

E-mail: [e-mail]

with a copy (which shall not constitute notice) to:

[name of counsel]

[address]

[address]

Attention: [name]

E-mail: [e-mail]

if to Parent:

Roche Holdings, Inc.

1 DNA Way

South San Francisco, California 94080

Attention: General Counsel

Facsimile: [***]

with a copy (which shall not constitute notice) to:

F. Hoffmann-La Roche Ltd

Grenzacherstrasse 124

CH-4070 Basel

Switzerland

Attention: Group Legal Department

Email: [***]

and

Sidley Austin LLP

555 California Street, Suite 2000

San Francisco, California 94104

Attention: Sharon R. Flanagan; John H. Butler; Sally Wagner Partin; Daniel J. Belke

Email: [***]

Section 6.2. Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

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Section 6.3. Parent Successors and Assigns. Parent may assign any or all of its rights, interests and obligations hereunder (a) in its sole discretion and without the consent of any other party, to (i) any Affiliate of Parent, but only for so long as it remains an Affiliate of Parent or (ii) in accordance with Section 4.2(b) or (b) otherwise with the prior written consent of the Acting Holders, to any other Person, in each case provided that the applicable assignee (the “Assignee”) agrees, in an instrument supplemental hereto, executed and delivered to the Rights Agent, to assume and be bound by all of the terms of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to the prior sentence. Parent shall remain liable for the performance by each such Assignee of all obligations of Parent hereunder; provided however, that in the case of an Assignee that is a Qualified Pharmaceutical Company under clause “(a)(ii)” above in accordance with Section 4.2(b), neither Parent nor any of its Affiliates (including the Surviving Corporation) shall have any further liability or obligation under this Agreement. Subject to compliance with the requirements set forth in Section 4.2(b) and this Section 6.3 relating to assignments or other direct or indirect transfers, this Agreement shall not restrict Parent’s or its Affiliates’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Parent’s and its Affiliate’s respective successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly and unconditionally agree to assume and be bound by all of the terms and conditions binding on Parent contained in this Agreement, including the due and punctual payment of the Milestone Payments and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of Parent to the extent to be performed or observed (or to be observed) by Parent. The Rights Agent may not assign this Agreement without Parent’s prior written consent, except to an Affiliate of the Rights Agent in connection with a corporate restructuring. Any attempted assignment, transfer or delegation of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee.

Section 6.4. Benefits of Agreement. Nothing in this Agreement, express or implied, shall give to any Person (other than the Rights Agent, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Merger Agreement.

Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. Except for the rights of the Rights Agent set forth herein, the Acting Holders shall have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders shall be entitled to exercise such rights. Reasonable expenditures incurred by such Acting Holders in connection with any enforcement action hereunder may be deducted from any damages or settlement obtained prior to the distribution of any remainder to Holders generally. The Acting Holders acting pursuant to this Section 6.4 on behalf of all Holders shall have no liability to any other Holders for such actions.

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Section 6.5. Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement, the CVRs and all actions (whether at law, in contract, in tort or otherwise) arising under or in connection therewith shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

(b) All actions and proceedings (whether at law, in contract, in tort or otherwise) arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in the Court of Chancery of the State of Delaware, and the parties irrevocably submit to the jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under the applicable Laws or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 6.6. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

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Section 6.7. Counterparts and Signature. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means.

Section 6.8. Termination. This Agreement shall be terminated and be of no force or effect, the parties hereto shall have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent), and no payments shall be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register (or payment by wire transfer, as applicable) if the full amount of all Milestone Payment Amounts required to be paid under the terms of this Agreement and (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders. If this Agreement is still in effect as of the latest Milestone Outside Date, Parent and the Acting Holders shall be deemed to have delivered such notice of termination as of 90 days following the latest Milestone Outside Date. Notwithstanding the foregoing, Section 6.4 through Section 6.11 inclusive shall survive the termination of this Agreement. For the avoidance of doubt, the termination of this Agreement will not affect or limit the right to receive the Milestone Payments under Section 2.4 to the extent earned prior to termination of this Agreement.

Section 6.9. Entire Agreement. This Agreement and the Merger Agreement (including the exhibits and annexes thereto and the documents and instruments referred to therein) constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement. If and to the extent any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, (a) this Agreement shall govern and be controlling with respect to CVR matters only, and (b) the Merger Agreement shall govern and be controlling with respect to all matters unrelated to the CVRs.

Section 6.10. Payments on Next Business Day. In the event that any date by which any payment in respect of the CVRs shall be required to be made hereunder shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next Business Day thereafter with the same force and effect as if made on the applicable required date.

Section 6.11. Confidentiality. The Rights Agent agrees that all books, records, information and data pertaining to the business of Parent or its Affiliates, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement shall not be used by the Rights Agent for any purpose other than carrying out its duties under this Agreement and shall not be voluntarily disclosed by the Rights Agent to any other Person, including any Holder, except as may be required by a valid order of any Governmental Body of competent jurisdiction or is otherwise required by applicable law, the rules and regulations of the Securities and Exchange Commission or any stock exchange on which the securities of the Rights Agent are listed, or pursuant to subpoenas from state or federal Governmental Bodies (subject to (x) the Rights Agent notifying, to the extent

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practicable, Parent of such potential disclosure reasonably in advance of such disclosure, (y) cooperating with Parent, at Parent’s expense, in any effort to restrict disclosure of such book, records, information or data and (z) the Rights Agent only disclosing such books, records, information or data that is required to be so disclosed by such valid order, such applicable law, rule or regulation of the Securities and Exchange Commission or any stock exchange on which the securities of the Rights Agent are listed or such subpoena). This Section 6.11 shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

Section 6.12. Action by Acting Holders. Except for the rights of the Rights Agent expressly granted to the Rights Agent herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any Action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights; provided, that all Holders and the Acting Holders must enforce any such legal or equitable rights, remedies or claims under this Agreement against Parent and not the Rights Agent. In any such Action, the Acting Holders shall be deemed to represent all Holders. Amounts collected by the Acting Holders in any such suit shall be paid first to reimburse the legal fees and other costs and expenses incurred by the Acting Holders and the balance shall be distributed to all Holders. The Acting Holders, in acting pursuant to this Section 6.12 on behalf of all Holders, shall have no liability to any of the Holders for any such Actions. Any Action or proceeding at law or in equity brought by the Acting Holders shall be subject to Section 6.5, the terms of which shall apply to the Acting Holders or such Holder, as applicable, and such Action or proceeding at law or in equity mutatis mutandis.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

ROCHE HOLDINGS, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title: